    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 3, 2000


                                                      REGISTRATION NO. 333-44450
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         RADIANCE MEDICAL SYSTEMS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

                     DELAWARE                                           68-0328265
          (STATE OR OTHER JURISDICTION OF                            (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                            IDENTIFICATION NO.)

                         13700 ALTON PARKWAY, SUITE 160
                            IRVINE, CALIFORNIA 92618
                                 (949) 457-9546
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                   MICHAEL R. HENSON, CHIEF EXECUTIVE OFFICER
                         RADIANCE MEDICAL SYSTEMS, INC.
                         13700 ALTON PARKWAY, SUITE 160
                            IRVINE, CALIFORNIA 92618
                                 (949) 457-9546
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

              LAWRENCE B. COHN, ESQ.                             JAMES R. TANENBAUM, ESQ.
              DANIEL P. MURPHY, ESQ.                               ANNA T. PINEDO, ESQ.
             TIMOTHY F. O'BRIEN, ESQ.                          STROOCK & STROOCK & LAVAN LLP
       STRADLING YOCCA CARLSON & RAUTH, P.C.                          180 MAIDEN LANE
       660 NEWPORT CENTER DRIVE, SUITE 1600                      NEW YORK, NEW YORK 10038
          NEWPORT BEACH, CALIFORNIA 92660                             (212) 806-5400
                  (949) 725-4000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                               PROPOSED                PROPOSED
    TITLE OF EACH CLASS OF              AMOUNT          MAXIMUM OFFERING PRICE    MAXIMUM AGGREGATE           AMOUNT OF
 SECURITIES TO BE REGISTERED     TO BE REGISTERED(1)         PER UNIT(2)            OFFERING PRICE       REGISTRATION FEE(3)
------------------------------------------------------------------------------------------------------------------------------
Common Stock ($0.001 par value
  per share)..................        3,278,150               $12.90625              $42,308,623              $11,169.48
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1) Includes 427,584 shares subject to an over-allotment option granted to the underwriters.

(2) Estimated solely for purposes of calculating the registration fee, pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and based upon the average of the reported high and low prices of the common stock as reported by the Nasdaq National Market on August 18, 2000.

(3) Previously paid.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

--------------------------------------------------------------------------------

                                2,825,132 Shares

                     [RADIANCE MEDICAL SYSTEMS, INC. LOGO]

                                  Common Stock

--------------------------------------------------------------------------------

Radiance is offering 1,500,000 shares and the selling stockholder is offering 1,325,132 shares of common stock. Radiance will not receive any proceeds from the sale of shares by the selling stockholder.

Radiance develops, manufactures and markets proprietary devices to prevent the recurrence of blockages in arteries following interventional treatments of blockages in coronary and peripheral arteries, including balloon angioplasty and vascular stenting.


The shares of Radiance are quoted in the Nasdaq National Market under the symbol "RADX". On October 2, 2000, the last reported sale price in the Nasdaq National Market was $10.0625 per share.



                                                              Per Share       Total
Public offering price.......................................    $9.50      $26,838,754
Underwriting discounts and commissions......................    $0.57       $1,610,325
Proceeds, before expenses, to Radiance......................    $8.93      $13,395,000
Proceeds, before expenses, to the selling stockholder.......    $8.93      $11,833,429


SEE  "RISK  FACTORS"  ON  PAGES 5  TO  15  FOR  FACTORS  THAT  SHOULD  BE
 CONSIDERED  BEFORE INVESTING IN THE SHARES OF RADIANCE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------


The underwriters may, under certain circumstances, purchase up to 423,770 additional shares from Radiance at the public offering price, less underwriting discounts and commissions. Delivery and payment for the shares will be on October 6, 2000.


PRUDENTIAL VECTOR HEALTHCARE                               GRUNTAL & CO., L.L.C.
   A UNIT OF PRUDENTIAL SECURITIES


October 3, 2000

                       [INSIDE FRONT COVER OF PROSPECTUS]

                            [ARTWORK TO BE INSERTED]

           DESCRIPTION OF PHOTOS ON INSIDE FRONT COVER OF PROSPECTUS

At the top of the page, aligned slight off-center to the left edge of the page appears the title: "RDX(TM) Radiation Delivery System." The title is in white lettering against a purple background.

Below the title is a thin white line extending from the left edge of the page almost to the right edge of the page. The line wraps back to the middle of the page forming a rectangular box surrounding additional text, appearing in all capitals but in a smaller font size than the title: "The Next Generation in Interventional Cardiology."

Below the text is a photograph of an RDX(TM) catheter used to treat blockages in coronary arteries. Left justified and slightly off center in the page is text connected to the photograph by a thin white line: "Our patented RDX(TM) system carries a radioactive isotope on a balloon catheter, resulting in a delivery system with precise radiation dosage and ease-of-use."

Below the first photograph is a second photograph of an RDX(TM) catheter with a stent wrapped around the balloon portion of the catheter. Left justified, slightly off center in the page and in the same left-right position on the page as the text above is text connected to the photograph by a thin white line: "Our RDX(TM) technology will allow us to combine the benefits of radiation therapy with conventional Percutaneous Transluminal Coronary Angioplasty."

Below the second photograph is a third photograph of an RDX(TM) catheter proposed for use in the treatment of blockages and potential blockages in the peripheral vascular system. Left justified, slightly off center in the page and in the same left-right position on the page as the text above is text connected to the photograph by a thin white line: "Our RDX(TM) technology is being adapted for use in the prevention of restenosis in the peripheral vascular system."

A picture of a red-colored blood vessel with an RDX(TM) catheter inside appears on the right side of the page.

In the bottom left corner of the page is bold text in the same size font that appears on the remainder of the page and states: "The RDX(TM) system is an investigational device and is limited by U.S. federal law to investigational use."

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    1

Risk Factors..........................    5

Forward-Looking Statements............   15

Use of Proceeds.......................   16

Price Range of Common Stock and
  Dividend Policy.....................   17

Dilution..............................   18

Capitalization........................   19

Selected Consolidated Financial
  Data................................   20

Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   22

Business..............................   30


                                        PAGE
                                        ----
Management............................   45

Certain Relationships and Related
  Transactions........................   47

Principal and Selling Stockholders....   49

Description of Capital Stock..........   51

Shares Eligible for Future Sale.......   54

Underwriting..........................   55

Legal Matters.........................   57

Experts...............................   57

How to Get Additional Information
  About Us............................   57

Index to Consolidated Financial
  Statements..........................  F-1


--------------------------------------------------------------------------------

     Radiance Medical Systems, Inc., RDX, Focus and our logo are trademarks of Radiance. This prospectus also contains product names, trade names, trademarks and service marks that belong to other companies.
--------------------------------------------------------------------------------

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where such an offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully.

                                    RADIANCE

     We are developing proprietary devices to deliver radiation to prevent the recurrence of blockages in arteries following balloon angioplasty, vascular stenting and other interventional treatments of blockages in coronary and peripheral arteries. We incorporate our proprietary RDX technology into catheter-based systems that deliver beta radiation to the site of a treated blockage in an artery in order to decrease the likelihood of restenosis. Restenosis is the recurrence of a blockage following interventional therapy. The application of beta radiation inside the artery at the site of a blockage has proven clinically effective in inhibiting cell proliferation, a cause of restenosis.

     We designed the RDX system to provide safe and effective treatment for the prevention of restenosis without many of the disadvantages inherent in alternative radiation delivery systems. Our proprietary RDX system is the only device in clinical trials that carries a radiation source on an inflatable balloon catheter. This patented technology allows the RDX system to deliver a therapeutic dose of radiation with approximately 80% less total radiation activity than competing systems. As a result, the RDX system is easier to use, does not require supplemental capital equipment and is readily disposable. In addition, we believe that the RDX system is suitable to treat arteries that are significantly larger and smaller than can be treated with alternative radiation delivery systems. This flexibility will allow the RDX system to treat a larger number of patients.

     We designed the RDX system to treat restenosis in both coronary and peripheral arteries that previously were treated with balloon angioplasty and/or stents. In 1999, physicians performed approximately 1.2 million coronary artery balloon angioplasty procedures worldwide. In addition, physicians perform approximately 300,000 procedures in the United States each year to treat peripheral vascular disease. More than 40% of all patients that undergo balloon angioplasty develop restenosis which warrants a repeat intervention. The total medical cost of all repeat revascularization procedures prompted by restenosis exceeds $3 billion annually in the United States.


     We are conducting clinical trials of the RDX system in Europe and the United States to obtain regulatory approval to market the RDX system. As of September 30, 2000, we have used the system in approximately 160 patients in these trials. In Europe, we have completed the required enrollment for our Conformite Europeene, or CE, Mark approval, and filed an application for CE Mark approval on August 30, 2000. The CE Mark is a European symbol of conformance to strict product manufacturing and quality system standards. Following CE Mark approval, we expect to begin marketing the RDX system in Europe and a number of other overseas regions during the first half of 2001.


     In the United States, we are conducting clinical trials to evaluate the safety and efficacy of the RDX system in preventing restenosis in arteries that previously were treated with stents. We began the U.S. study in February 2000 and have completed patient enrollment. We will continue clinical and diagnostic evaluation of the patients enrolled in this study at six months following treatment. In August 2000, we submitted technical documentation and data from both our U.S. and European clinical studies to the Food and Drug Administration, or FDA, and requested approval to begin the final phase of the U.S. clinical trial.

     In August 2000, we submitted a supplement to our U.S. Investigational Device Exemption, or IDE, to initiate a clinical trial for the use of the RDX system to prevent restenosis in patients who have undergone coronary artery bypass graft, or CABG, surgery and have experienced a blockage in one or more of the bypass grafts. We believe that we are the first to file for an IDE to treat these patients. In addition, within the next year we plan to conduct clinical trials to investigate the safety and efficacy of the RDX system in treating restenosis in small coronary arteries. We also plan to seek marketing approval for the RDX system to treat peripheral arteries.

     In July 2000, the U.S. Patent and Trademark Office notified us that we will receive a patent for combining a stent on the same catheter that delivers radiation to the coronary or peripheral vasculature. This technology could allow us to design a catheter both to implant a stent into the blood vessel to open a blockage and then to deliver radiation to prevent restenosis with the same device. This patent also will include claims to the method of using the RDX system to perform a conventional angioplasty procedure and then to deliver radiation to the treated blood vessel site. This would allow us to reduce the number of devices required for treatment and therefore potentially reduces the cost of the procedure. We intend to initiate a program to develop the RDX system for this application.

     In addition to the RDX system, we designed and continue to manufacture and market coronary stents, coronary stent delivery systems and balloon dilatation catheters for coronary applications. We licensed our proprietary Focus balloon technology to Guidant Corporation for use in Guidant's stent delivery systems. Royalties from this license, as well as sales of our own interventional coronary products, are the primary source of our current revenues.

                              WHERE TO CONTACT US

     Our executive offices are located at 13700 Alton Parkway, Suite 160, Irvine, California 92618. Our telephone number is (949) 457-9546. Our web site is located at www.radiance.net. Information contained on our web site does not constitute part of this prospectus.

                                  THE OFFERING

Shares offered by Radiance.........     1,500,000 shares

Shares offered by the selling
stockholder(1).....................     1,325,132 shares

Total shares outstanding after this
offering...........................    12,895,696 shares


Use of proceeds by Radiance........    To fund clinical development of the RDX
                                       system. In the event we do not use all of the proceeds for the aforementioned purpose, we will use them to support operations, including enhancement of our sales and marketing capabilities, capital expenditures, working capital and other general corporate purposes.


Nasdaq National Market symbol......    RADX

     The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of September 6, 2000, and does not include the following:

     - 2,575,685 shares of common stock reserved for issuance under our stock option plans, of which options to purchase 2,062,769 shares were outstanding as of September 6, 2000, at a weighted average exercise price of $4.47 per share;

     - 192,419 shares of common stock reserved for issuance under our Employee Stock Purchase Plan;


     - 142,857 shares of common stock issued pursuant to the conversion of a convertible debenture at $7.00 per share on September 13, 2000; and


     - up to 423,770 shares of common stock that the underwriters may purchase from us if they exercise their over-allotment option.


     (1) EndoSonics Corporation, a wholly-owned subsidiary of JOMED N.V., is selling its entire ownership interest in us in this offering. EndoSonics is our former parent and has owned shares since 1992. EndoSonics has no managerial role in the operation of our company. EndoSonics has filed a motion for declaratory judgement relating to a technology license agreement we have with EndoSonics. See "Business -- Legal Proceedings" for a more detailed discussion of this litigation.


                                  RISK FACTORS

     You should consider the risk factors and the impact of various events that could adversely affect our business before investing in our common stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     You should read this summary information with the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and related notes to those financial statements included elsewhere in this prospectus. We derived the summary consolidated statement of operations data for the years ended December 31, 1997, 1998 and 1999 from our audited Consolidated Financial Statements included elsewhere in this prospectus. We derived the summary consolidated financial data as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 from our unaudited Consolidated Financial Statements for those periods.

                                                                                       SIX MONTHS ENDED
                                                         YEARS ENDED DECEMBER 31,          JUNE 30,
                                                       -----------------------------   -----------------
                                                         1997      1998       1999      1999      2000
                                                       --------   -------   --------   -------   -------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Sales..............................................  $  9,438   $ 9,415   $  3,856   $ 2,337   $ 1,193
  License fee and other..............................        --     2,760      2,855     1,224     3,711
                                                       --------   -------   --------   -------   -------
    Total revenue....................................     9,438    12,175      6,711     3,561     4,904
                                                       --------   -------   --------   -------   -------
Operating costs and expenses:
  Cost of sales......................................     6,102     6,152      2,823     1,900       859
  Research and development...........................     7,041     7,957      8,610     4,157     5,559
  Marketing and sales................................     6,691     5,371      1,989       933       642
  General and administrative.........................     2,347     2,937      2,468     1,444     1,477
  Charge for acquired in-process research and
    development......................................        --       234      4,194     4,194        --
  Minority interest in losses of subsidiary..........        --      (992)        (6)       --        (9)
                                                       --------   -------   --------   -------   -------
    Total operating costs and expenses...............    22,181    21,659     20,078    12,628     8,528
                                                       --------   -------   --------   -------   -------
Loss from operations.................................   (12,743)   (9,484)   (13,367)   (9,067)   (3,624)
Other income.........................................     2,225     1,498      2,587       709     1,006
                                                       --------   -------   --------   -------   -------
Net loss.............................................  $(10,518)  $(7,986)  $(10,780)  $(8,358)  $(2,618)
                                                       ========   =======   ========   =======   =======
Basic and diluted net loss per share.................  $  (1.15)  $ (0.90)  $  (0.98)  $ (0.77)  $ (0.23)
                                                       ========   =======   ========   =======   =======
Shares used in computing basic and diluted net loss
  per share..........................................     9,118     8,862     10,951    10,788    11,316
                                                       ========   =======   ========   =======   =======

     The charge for acquired in-process research and development relates to the purchase of the former Radiance Medical Systems, Inc. and represents the portion of the purchase price allocated to the former Radiance's research and development projects, which, at the date of the acquisition, were in-process, had not reached technological feasibility and had no alternative future use. See
Note 2 to the Consolidated Financial Statements.


     The following table presents our balance sheet as of June 30, 2000 on an actual basis and on an as adjusted basis giving effect to our sale of 1,500,000 shares of common stock in this offering at a public offering price of $9.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses.



                                                                  JUNE 30, 2000
                                                              ---------------------
                                                              ACTUAL    AS ADJUSTED
                                                              -------   -----------
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 3,585     $ 3,585
Marketable securities available-for-sale....................   16,712      29,786
Working capital.............................................   20,757      33,831
Total assets................................................   28,493      41,567
Convertible debenture.......................................    1,402       1,402
Total stockholders' equity..................................   23,006      36,080

                                  RISK FACTORS

     You should carefully consider the following risk factors, in addition to the other information set forth in this prospectus, before purchasing shares of our common stock. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock. This investment involves a high degree of risk.

     RISKS RELATED TO OUR BUSINESS

     WE EXPECT TO INCUR LOSSES FOR THE FORESEEABLE FUTURE AND MAY NEVER ACHIEVE PROFITABILITY.

     From our formation in 1992 to June 30, 2000, we have incurred a cumulative net loss of approximately $43.0 million. We incurred a net loss of $2.6 million for the six month period ended June 30, 2000 and incurred a net loss of $10.8 million for 1999. We expect to continue to incur losses through at least 2001, and it is possible that we may never achieve profitability. Even if we eventually generate revenues from sales and achieve profitability, we nevertheless expect to incur significant operating losses over the next several years as we continue our research and development activities, and our expenditures related to clinical testing and product development. Our ability to become profitable will depend on:

     - the time and expense necessary to research and develop the RDX system;

     - whether and how quickly we obtain regulatory approvals for the RDX system; and

     - our success in bringing the RDX system to market.

     WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO OBTAIN REGULATORY APPROVALS FOR THE RDX SYSTEM.

     We need to conduct additional human feasibility clinical trials for the RDX system. The RDX system is the only product we have under development and has not been approved for marketing by the Food and Drug Administration, or FDA, the Nuclear Regulatory Commission, or NRC, or by any government entity outside of the United States. We will require substantial additional funds to develop the product, conduct clinical trials and gain regulatory approvals for the RDX system. Prior to granting approval, the FDA or foreign regulatory bodies may require more information or clarification of information provided in our regulatory submissions, or more clinical studies, which could require significant additional expenditures. If granted, the FDA or other foreign regulatory body approval may impose limitations on the uses for which or how we may market the RDX system. Should we experience delays or be unable to obtain regulatory approvals, we may never generate significant revenues, and our business prospects will be substantially impaired.

     OUR OPERATIONS ARE CAPITAL INTENSIVE, AND WE MAY NEED TO RAISE ADDITIONAL FUNDS IN THE FUTURE TO FUND OUR OPERATIONS.


     Our activities are capital intensive. We currently are spending cash at a rate of approximately $1.0 million per month, and based on our current plans, we expect this rate of spending to continue for at least the next 12 to 18 months. Although we believe that our cash, including the proceeds from this offering, and anticipated revenues from operations will be sufficient to meet our planned capital requirements at least through the first quarter of 2002, we may require additional capital during that time or thereafter. Our cash requirements in the future may be significantly different from our current estimates and depend on many factors, including:


     - the progress of our research and development programs for the RDX system;

     - the scope and results of our clinical trials;

     - the time and costs involved in obtaining regulatory approvals for the RDX system;

     - the costs involved in obtaining and enforcing patents or any litigation by third parties regarding intellectual property;

     - the establishment of sales and marketing capabilities; and

     - our success in entering into collaborative relationships with other parties.

     To finance these activities, we may seek funds through additional rounds of financing, including private or public equity or debt offerings and collaborative arrangements with corporate partners. We may be unable to raise funds on favorable terms, or not at all. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. If we issue debt securities, these securities could have rights superior to holders of our common stock, and could contain covenants that will restrict our operations. We might have to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to our technologies, product candidates or products that we otherwise would not relinquish. If adequate funds are not available, we might have to delay, scale back or eliminate one or more of our development programs, which would impair our future prospects.

     EVEN IF WE RECEIVE NECESSARY REGULATORY APPROVAL, WE MAY NOT BE ABLE TO COMMERCIALIZE THE RDX SYSTEM SUCCESSFULLY.

     The RDX system and related products that we intend to develop are in the early stages of development and require significant research, development and testing. Our development of these products is subject to the risks of failure commonly experienced in the development of new products based on innovative or novel technologies. Any or all of these proposed technologies and products may prove to be ineffective, unsafe or uneconomical to manufacture commercially. Even if our products are safe and effective, we cannot guarantee that we will be able to manufacture or market them successfully, either on our own or through third parties, or that we will manage the expansion of our operations successfully.

     IF WE RECEIVE REGULATORY APPROVAL FOR OUR PRODUCTS, WE WILL NEED TO GROW RAPIDLY. RAPID GROWTH MAY STRAIN THE CAPABILITIES OF OUR MANAGERS, OPERATIONS AND FACILITIES AND, CONSEQUENTLY, COULD HARM OUR BUSINESS.

     If we obtain the required regulatory approvals for the RDX system, commercial-scale production will require us to expand our operations. Rapid growth may strain our managerial and other organizational resources. Our ability to manage our growth will depend on the ability of our officers and key employees to:

     - operate or contract with production facilities that can handle the radiation sources required for the manufacture of the RDX system;

     - manage the simultaneous manufacture of different products efficiently and integrate the manufacture of new products with existing product lines;

     - address difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, component supply and shortages of qualified personnel; and

     - implement and improve our operational, management information and financial control systems.

     WE RELY ON A SINGLE VENDOR TO SUPPLY OUR RADIOACTIVE SOURCES AND PERFORM FINAL ASSEMBLY OF THE RDX SYSTEM, AND ANY DISRUPTION IN OUR SUPPLY COULD CURTAIL OUR OPERATIONS SEVERELY AND ADVERSELY AFFECT OUR PROFITABILITY.

     Although we manufacture components and sub-assemblies for the RDX system, we do not apply the beta radiation. We have contracted with a third party manufacturer in Germany, Bebig GmbH, to perform the final assembly and radioactive source manufacturing of the RDX system for use in Europe. Bebig has not produced any units for us under the manufacturing agreement, as we are in the process of setting up the Bebig radiation facility. We expect to complete the facility set-up in the fourth quarter of 2000. We expect to enter into a similar manufacturing supply relationship with a manufacturer in the United States. Currently, we rely on a small, U.S. based manufacturer to supply us with radioactive source balloons for use in research and clinical trials. Our reliance on a sole source supplier in the United States and Europe may reduce our leverage in negotiating the terms of manufacturing and supply agreements with these manufacturers and could, therefore, reduce our profitability. In addition, our reliance on sole source manufacturers exposes our operations and profitability to disruptions in supply caused by:

     - failure of our suppliers to comply with regulatory requirements;

     - any strike or work stoppage;

     - disruptions in shipping;

     - a natural disaster caused by fire, floods or earthquakes;

     - a supply shortage experienced by one of our sole source manufacturers;
       and

     - the fiscal health and manufacturing strength of our contract manufacturer.

The occurrence of any of the above disruptions in supply or other unforeseen events that could cause a disruption in supply from our sole source contract manufacturers likely would cause us to lose sales and possibly market share. Because of the short shelf-life of the RDX system, it is unlikely that we would have sufficient inventory to mitigate the adverse impact of any supply disruption. In addition, the risk of a supply disruption could occur because our suppliers fail to comply with extensive radiation safety regulations in the United States, Europe and other countries. The complexity of these regulations and the danger inherent in handling radioactive material increases the possibility of a supply disruption by one of our contract manufacturers. Because we do not have alternative suppliers and manufacturers, our sales and profitability would be harmed in the event of a disruption.

     THE SHORT SHELF-LIFE OF THE RDX SYSTEM WILL REQUIRE US TO DEVELOP AN EFFICIENT DISTRIBUTION SYSTEM AND INCREASES THE LIKELIHOOD OF PRODUCT WASTE, REDUCED MARGINS AND LOSSES.

     The beta radiation we use in the RDX system has a relatively short half-life. Therefore, we expect the RDX system to have a shelf-life of approximately 12 days, which will make it critical for us and for our contract manufacturers to ship the products as close to the date of use as possible before the radioactive isotope decays into stable, non-radioactive elements. To do this, we will need to develop an efficient distribution system with a high degree of coordination among us, a contract manufacturer, the distributor, the shipping carrier and the end user.

     If we fail to establish adequate shipping and logistic capabilities or manufacturing sources, we will be unable to commercialize the RDX system successfully. Moreover, even if we establish an efficient distribution system, any disruption or lack of coordination will result in product waste, which would reduce our margins and may make sales of the RDX system unprofitable.

     OUR INTERNATIONAL SALES EXPOSE OUR BUSINESS TO A VARIETY OF RISKS THAT COULD RESULT IN SIGNIFICANT FLUCTUATIONS IN OUR RESULTS OF OPERATIONS.

     We made approximately 83% of our total sales in 1999 to foreign purchasers, particularly in countries located in Europe and Asia, and we plan to increase the sale of our products to foreign purchasers in the future. As a result, a significant portion of our sales is and will continue to be subject to the risks of international business, including:

     - fluctuations in foreign currencies;

     - trade disputes;

     - changes in regulatory requirements, tariffs and other barriers;

     - the possibility of quotas, duties, taxes or other changes or restrictions upon the importation or exportation of our products being implemented by the United States or these foreign countries;

     - timing and availability of import/export licenses;

     - political and economic instability;

     - difficulties collecting accounts receivable collections;

     - difficulties complying with laws;

     - increased tax exposure if our revenues in foreign countries are subject to taxation by more than one jurisdiction;

     - accepting customer purchase orders governed by foreign laws, which may differ significantly from U.S. laws and limit our ability to enforce our rights under such agreements and to collect damages, if awarded; and

     - the general economies of these countries in which we transact business.

     THE USE OF RADIOACTIVE MATERIAL IN OUR PRODUCT MAY INCREASE OUR RISK IN THE EVENT OF PRODUCT LIABILITY CLAIMS OR ACCIDENTAL EXPOSURE.

     Our third party manufacturers must comply with extensive radiation safety regulations in the United States, Europe and other countries that govern the import/export, manufacture, distribution, use and disposal of radioactive materials. For example:

     - Bebig and any other manufacturer, supplier and distributor must obtain licenses from United States and international nuclear regulators, as applicable, such as the U.S. NRC, to distribute radiation sources commercially;

     - Bebig or any other manufacturer, supplier and distributor must comply with U.S. or international nuclear regulations, U.S. Department of Transportation and International Air Transport Association regulations, as applicable, governing the labeling and packaging requirements for shipment of radiation sources to hospitals or to the other users of the RDX system; and

     - hospitals may need to obtain or expand their licenses to use and handle beta radiation prior to using the RDX system.

     Violations of these regulations and laws by us, our suppliers or our distributors, or any malfunctions of our system or errors by hospitals and physicians in administering treatment, could result in accidental contamination or injury, as well as unexpected remedial costs and penalties. Any such violation or incident could adversely impact the market for our system or lead to suspension of our trials or cessation of sales of the RDX system. Regulatory enforcement action such as civil penalties or license suspension or revocation likewise could lead to suspension of our clinical trials or cessation of sales. Even if our clinical trials or product sales are not affected, we may need to spend substantial funds to litigate and defend ourselves from any claims or pay any settlements. In addition, because the RDX system is a new treatment, any similar regulatory violations or incidents involving our competitors could reduce the likelihood of regulatory approval for the RDX system or could delay or erode acceptance of the RDX system by physicians and patients.

     In the event of an accidental release of radioactive material into a patient, we may face significant liability to the patient, to medical personnel exposed to the release and to other third parties affected by the exposure. In the event of such a release, our liability would be difficult to estimate, as it would depend on such factors as the nature and extent of the exposure to the radiation and the probable long-term effects of such an exposure.

     A SIGNIFICANT PERCENTAGE OF OUR REVENUES COME FROM OUR FOCUS TECHNOLOGY LICENSE AGREEMENT WITH GUIDANT.

     Our current and future revenues partially depend on the number of stent delivery systems that incorporate our Focus technology that are sold by Guidant Corporation. Approximately 70% of our total revenues in the first half of 2000 were payments pursuant to a license agreement with Guidant. This agreement grants Guidant the right to manufacture and distribute stent delivery products using our Focus technology, including exclusive rights within the United States. Under the agreement, we receive royalty payments based upon the sale of products using the Focus technology. We expect that our revenues from the Guidant license agreement will decline over the next few years as technological changes in the stent market make our Focus stent technology obsolete. Our revenues may decline precipitously, and our business may be harmed, if Guidant:

     - terminates the license agreement;

     - is unable to sell stent delivery systems that incorporate our Focus technology; or

     - does not incorporate our Focus technology into future generations of its stent delivery systems.

     WE WILL NEED TO DEVOTE SIGNIFICANT RESOURCES TO MARKET OUR PRODUCTS AND TECHNOLOGY TO PHYSICIANS IN ORDER TO ACHIEVE MARKET ACCEPTANCE. IF WE FAIL TO ACHIEVE MARKET ACCEPTANCE, OUR BUSINESS WILL SUFFER.

     No products utilizing radiation to treat restenosis are currently available commercially in the United States. We cannot predict the clinical acceptance by physicians of the RDX system or other products integrating radiation versus more conventional, minimally invasive treatments. We also cannot predict how the short shelf-life of our products will affect clinical acceptance by physicians. Other companies may have superior resources to market similar products or technologies or have superior technologies and products to market. Therefore, even if our products gain regulatory approval, we will need to spend significant resources prior to achieving market acceptance. Any failure of our products to achieve commercial acceptance, or any inability on our part to devote the requisite resources necessary to market our products, will harm our business.

     WE MAY RELY ON THIRD-PARTY DISTRIBUTORS TO SELL AND MARKET THE RDX SYSTEM. THEY MAY DO SO INEFFECTIVELY.

     We may depend on medical device distributors and certain strategic relationships, some of which may be with our competitors, to distribute the RDX system. Significant consolidation among medical device suppliers has made it increasingly difficult for smaller suppliers like us to distribute products effectively without a relationship with one or more of the major suppliers. Consequently, we may enter into agreements with third parties to distribute the RDX system. If we enter into such relationships, we will depend directly on their efforts to market the RDX system, yet we will be unable to control their efforts completely. If our distributors fail to market and sell the RDX system effectively, our operating results and business may suffer substantially, or we may have to make significant additional expenditures to market the RDX system effectively.

     THE RDX SYSTEM RELIES UPON OUR NON-EXCLUSIVE SUB-LICENSE OF THE HEHRLEIN PATENTS FROM BEBIG. IF BEBIG TERMINATES THE SUB-LICENSE, WE MAY BE FORCED TO RE-CONFIGURE OUR EXISTING BASE TECHNOLOGY AND SEEK NEW REGULATORY APPROVALS.

     We own one United States patent and own several pending patent applications relating to the proprietary devices comprising the RDX system. We also have obtained a non-exclusive license from Bebig to utilize technology covered by the Hehrlein patents concerning the uniform application of radiation to a balloon. The license with Bebig terminates in July 2002, although either party may renew the sub-license through the date that the Hehrlein patents expire. Furthermore, either party may terminate the sub-license for material breach. In the event that Bebig terminates the sub-license, we may be forced to re-design the RDX system to allow for the application of radiation to the balloon catheter in a manner that is still effective in treating restenosis, and also may need to seek new regulatory approvals.

     THE MARKET FOR OUR PRODUCTS IS HIGHLY COMPETITIVE, AND COMPETING MEDICAL DEVICE TECHNOLOGIES MAY PROVE MORE EFFECTIVE IN TREATING THESE CONDITIONS THAN OUR PRODUCT CANDIDATES.

     Competition in the market for devices used in the treatment of cardiovascular and peripheral vascular disease is intense, and we expect it to increase. The RDX system and other potential products will compete with treatment methods that are well established in the medical community, as well as treatments based on new technologies. We face competition from manufacturers of other catheter-based atherectomy devices, vascular stents and pharmaceutical products intended to treat vascular disease.

     In the next few years, we expect to face competition from treatments based on new technologies that Novoste Corporation, Johnson & Johnson and Guidant are developing. The most significant treatments that pose a competitive challenge to us include:


     - Novoste's beta radiation seed-based system, which is available in Europe, for which a pre-market approval application was submitted to the FDA in April 2000, and which received FDA Advisory Panel approval in September 2000;


     - Johnson & Johnson's gamma radiation wire-based system, which is available in Europe and for which a pre-market approval application was submitted to the FDA in June 1999;

     - Guidant's beta radiation wire-based system, which is available in Europe and is in the pivotal clinical trial stage in the United States;

     - radioactive stents;

     - other radioactive wire-based systems; and

     - other technologies in various phases of development, including drugs, drug-coated stents, gene therapy, x-ray and ultrasound.

     Any of these treatments could prove to be more effective or may achieve greater market acceptance than the RDX system. Even if these treatments are not as effective as the RDX system, many of the companies pursuing these treatments and technologies have:

     - significantly greater financial, management and other resources;

     - more extensive research and development capability;

     - established market positions; and

     - larger sales and marketing organizations.

In addition, we believe that many of the purchasers and potential purchasers of our competitors' products prefer to purchase catheter and stent products from a single source. Accordingly, many of our competitors, because of their size and range of product offerings, will have an advantage over us.

     OUR FUTURE OPERATING RESULTS ARE DIFFICULT TO PREDICT AND MAY VARY SIGNIFICANTLY FROM QUARTER TO QUARTER. THIS FLUCTUATION MAY NEGATIVELY IMPACT OUR STOCK PRICE IN THE FUTURE.

     Because the RDX system is still in the research and development phase, we cannot predict when, if ever, we will have revenues based on the sales of the RDX system. Also, our current revenues are attributable primarily to a license agreement with Guidant, which limits our ability to predict future revenues. Moreover, we expect revenues pursuant to the license agreement with Guidant to diminish in the future as technology changes. In addition to the foregoing factors, our quarterly revenues and results of operations have fluctuated in the past and may fluctuate in the future due to:

     - the conduct of clinical trials;

     - the timing of regulatory approvals;

     - the relatively short shelf-life of the RDX system that will require us to ship the product as close as possible to its expected date of use, and the consequent lack of a significant order backlog will make it difficult to forecast future revenues and operating results;

     - reductions in the size, delays in the timing or cancellation of significant customer orders;

     - fluctuations in our expenses associated with expanding our operations;

     - new product introductions both in the United States and internationally;

     - the mix between pilot production of new products and full-scale manufacturing of existing products;

     - changes in the proportion between domestic and export sales;

     - variations in foreign exchange rates; and

     - changes in third-party payors' reimbursement policies.

     Therefore, we believe that period to period comparison of our operating results may not necessarily be reliable indicators of our future performance. It is likely that in some future period our operating results will not meet your expectations or those of public market analysts.

     Any unanticipated change in revenues or operating results is likely to cause our stock price to fluctuate since such changes reflect new information available to investors and analysts. New information may cause investors and analysts to revalue our stock, which could cause you to lose some or all of the value of your investment.

     LITIGATION WITH ENDOSONICS CORPORATION MAY ADVERSELY AFFECT OUR REVENUES AND DEPRESS OUR STOCK PRICE.

     We are involved in litigation with EndoSonics Corporation, the selling stockholder in this offering, over the interpretation of a license we granted to EndoSonics. EndoSonics is seeking a declaratory judgement that the EndoSonics agreement entitles EndoSonics to place a stent on the licensed catheters when used in a procedure with an ultrasound transducer. We believe that EndoSonics is authorized only to use the Focus technology with the EndoSonics ultrasound transducer and not also with a stent. If we are not successful in this lawsuit, EndoSonics may choose to market and sell stents that use the technology we licensed to Guidant. If this happens, Guidant may claim damages attributable to any sales of those stents in the United States or may choose to renegotiate the terms of its license with us. Because 70% of our total revenues in the first half of 2000 were payments from Guidant pursuant to the license agreement, any re-negotiation or termination of the license agreement could materially and adversely affect our revenues. Even if we are successful in the EndoSonics litigation, the ongoing costs associated with the litigation could have a material adverse effect on our financial condition.

     IF WE DO NOT ATTRACT AND RETAIN SKILLED PERSONNEL, WE WILL NOT BE ABLE TO EXPAND OUR BUSINESS.

     We require skilled personnel to develop, manufacture and sell the RDX system. Our business and future operating results also depend in significant part on our ability to continue to hire, train, retain and motivate additional skilled personnel, particularly regulatory, clinical, manufacturing, technical, marketing, sales and support personnel. Competition for skilled personnel is intense, and we may not succeed in attracting or retaining such personnel. Our inability to attract and retain skilled employees as needed could materially and adversely affect our business, financial condition and results of operations.

     RISKS RELATED TO OUR INDUSTRY

     OUR PRODUCTS AND MANUFACTURING ACTIVITIES ARE SUBJECT TO EXTENSIVE GOVERNMENTAL REGULATION THAT COULD MAKE IT MORE EXPENSIVE AND TIME CONSUMING FOR US TO INTRODUCE NEW AND IMPROVED PRODUCTS.

     Our products must comply with regulatory requirements imposed by the FDA and similar agencies in foreign countries. These requirements involve lengthy and detailed laboratory and clinical testing procedures, sampling activities, an extensive FDA review process and other costly and time-consuming procedures. It often takes companies several years to satisfy these requirements, depending on the complexity and novelty of the product. We also are subject to numerous additional licensing and regulatory requirements relating to safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. Some of the most important requirements we face include:

     - FDA pre-market approval process;

     - U.S., individual state and foreign nuclear requirements;

     - California Department of Health Services' requirements;

     - ISO 9001/EN46001 certification;

     - U.S. Department of Transportation and International Air Transport Association requirements; and

     - European Union's CE Mark requirements.

     Government regulation may impede our ability to conduct clinical trials and to manufacture the RDX system and other prospective products. Government regulation also could delay our marketing of new products for a considerable period of time and impose costly procedures on our activities. The FDA and other regulatory agencies may not approve any of our products on a timely basis, if at all. Any delay in obtaining, or failure to obtain, such approvals could impede our marketing of any proposed products and reduce our product revenues.

     Further, regulations may change, and any additional regulation could limit or restrict our ability to use any of our technologies, which could harm our business. We also could be subject to new federal, state or local regulations that could affect our research and development programs and harm our business in unforeseen ways. If this happens, we may have to incur significant costs to comply with such laws and regulations.

     WE CANNOT PREDICT THE EXTENT TO WHICH THIRD-PARTY PAYORS MAY PROVIDE REIMBURSEMENT FOR THE USE OF OUR PRODUCTS.

     Our success in marketing products based on novel or innovative technology, such as the RDX system, depends in large part on whether domestic and international government health administrative authorities, private health insurers and other organizations will reimburse customers for the cost of our product. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. Further, many international markets have government managed healthcare systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government managed systems. We cannot assure you that sufficient reimbursement will be available for the RDX system, in either the United States or internationally, to establish and maintain price levels sufficient to realize an appropriate return on the development of our new products.

     If government and third party payors do not provide adequate coverage and reimbursement for our new products, it will be very difficult for us to market our products to doctors and hospitals, and we may not achieve commercial success.

     WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY FROM INFRINGEMENT. A FAILURE TO PROTECT OUR TECHNOLOGY MAY AFFECT OUR BUSINESS NEGATIVELY.

     The market for medical devices is subject to frequent litigation regarding patent and other intellectual property rights. It is possible that our patents or licenses may not withstand challenges made by others or protect our rights adequately.

     Our success depends in large part on our ability to secure effective patent protection for our products and processes in the United States and internationally. We have filed and intend to continue to file patent applications for various aspects of our technology. However, we face the risks that:

     - we may fail to secure necessary patents prior to or after obtaining regulatory clearances, thereby permitting competitors to market competing products; and

     - our already-granted patents may be reexamined, reissued or invalidated.

     We also own trade secrets and confidential information that we try to protect by entering into confidentiality agreements with other parties. We cannot be certain that any of the confidentiality agreements will be honored or, if breached, that we would have enough remedies to protect our confidential information. Further, our competitors may independently learn our trade secrets or develop similar or superior technologies. To the extent that our consultants, key employees or others apply technological information to our projects that they develop independently or others develop, disputes may arise regarding the ownership of proprietary rights to such information and there is no guarantee that such disputes will be resolved in our favor. If we are unable to protect our intellectual property adequately, our business and commercial prospects likely will suffer.

     IF OUR CURRENT PRODUCTS INFRINGE UPON THE INTELLECTUAL PROPERTY OF OUR COMPETITORS, OUR SALE OF THESE PRODUCTS MAY BE CHALLENGED AND WE MAY HAVE TO DEFEND COSTLY AND TIME-CONSUMING INFRINGEMENT CLAIMS.

     We may need to engage in expensive and prolonged litigation to assert any of our rights or to determine the scope and validity of rights claimed by other parties. With no certainty as to the outcome, litigation could be too expensive for us to pursue. Our failure to pursue litigation could result in the loss of our rights that could hurt our business substantially. In addition, the laws of some foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States, if at all.

     Our failure to obtain rights to intellectual property of third parties or the potential for intellectual property litigation could force us to do one or more of the following:

     - stop selling, making or using our products that use the disputed intellectual property;

     - obtain a license from the intellectual property owner to continue selling, making or using our products, which license may not be available on reasonable terms, or at all;

     - redesign our products or services; and

     - subject us to significant liabilities to third parties.

If any of the foregoing occurs, we may be unable to manufacture and sell our products and may suffer severe financial harm. Whether or not an intellectual property claim is valid, the cost of responding to it, in terms of legal fees and expenses and the diversion of management resources, could harm our business.

     WE MAY FACE PRODUCT LIABILITY THAT COULD RESULT IN COSTLY LITIGATION AND SIGNIFICANT LIABILITIES.

     Clinical testing, manufacturing and marketing of our products may expose us to product liability claims. Although we never have been subject to a product liability claim, we cannot assure you that there will not be any claims brought against us in the future. Even then, the coverage limits of our insurance policies may not be adequate and one or more successful claims brought against us may have a material adverse effect on our business, financial condition and results of operations. Additionally, adverse product liability actions could negatively affect the reputation and sales of our products and our ability to obtain and maintain regulatory approval for our products.

     THE PRICE OF OUR STOCK MAY FLUCTUATE UNPREDICTABLY IN RESPONSE TO FACTORS UNRELATED TO OUR OPERATING PERFORMANCE.

     The stock market from time to time experiences significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may cause the market price of our common stock to drop. In particular, the market price of securities of small medical device companies, like ours, has been very unpredictable and may vary in response to:

     - announcements by us or our competitors concerning technological innovations;

     - introductions of new products;

     - FDA and foreign regulatory actions;

     - developments or disputes relating to patents or proprietary rights;

     - public concern over the safety of radiation-based therapeutic products;

     - failure of our results of operations to meet the expectations of stock market analysts and investors;

     - changes in stock market analyst recommendations regarding our common stock;

     - changes in healthcare policy in the United States or other countries; and

     - general stock market conditions.

     RISKS RELATED TO THIS OFFERING

     SOME PROVISIONS OF OUR CHARTER DOCUMENTS MAY MAKE TAKEOVER ATTEMPTS DIFFICULT, WHICH COULD DEPRESS THE PRICE OF OUR STOCK AND INHIBIT YOUR ABILITY TO RECEIVE A PREMIUM PRICE FOR YOUR SHARES.

     Provisions of our amended and restated certificate of incorporation could make it more difficult for a third party to acquire control of our business, even if such change in control would be beneficial to our stockholders. Our amended and restated certificate of incorporation allows our board of directors to issue up to five million shares of preferred stock and to fix the rights and preferences of such shares without stockholder approval. Any such issuance could make it more difficult for a third party to acquire our business and may adversely affect the rights of our stockholders. In addition, our board of directors is divided into three classes for staggered terms of three years. These provisions may delay, deter or prevent a change in control of us, adversely affecting the market price of our common stock. See "Description of Capital Stock" for a more detailed discussion of the anti-takeover effects of our charter and bylaws.

     OUR MANAGEMENT AND BOARD OF DIRECTORS COULD SPEND OR INVEST OUR NET PROCEEDS FROM THIS OFFERING INEFFECTIVELY OR IN WAYS WITH WHICH OUR STOCKHOLDERS MAY DISAGREE.

     Our management and board of directors will have broad discretion to allocate the proceeds of this offering, and no stockholder approval will be required. We cannot assure you that our management will allocate these proceeds in a manner acceptable to you or advantageous to our business.

     SUBSTANTIAL FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET MAY DEPRESS OUR STOCK PRICE AND MAKE IT DIFFICULT FOR YOU TO RECOVER THE FULL VALUE OF YOUR INVESTMENT IN OUR SHARES.

     Most of our outstanding shares of common stock are freely tradable. The market price of our common stock could drop due to sales of a large number of shares or the perception that such sales could occur. These factors also could make it more difficult to raise funds through future offerings of common stock. After this offering, 12,895,696 shares of our common stock will be outstanding, or 13,319,466 shares if the underwriters exercise their over-allotment option in full. All of these shares, except for 1,529,288 shares and any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, will be freely tradable without restrictions under the Securities Act. After the effectiveness of this offering, we plan to file a resale registration statement for 142,857 of these shares of our common stock, which will allow these shares to be freely traded, subject to the lock-up agreement described below.

     We, our officers and directors, the selling stockholder and one other stockholder have entered into lock-up agreements. We, our officers and directors, and one other stockholder have agreed not to offer or sell any shares of our common stock for a period of 90 days after the date of this prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters. The selling stockholder has agreed not to offer or sell any shares of our common stock from the date of the filing of this registration statement until November 30, 2000, without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters. However, Prudential Securities Incorporated may, at any time and without notice, waive the terms of these lock-up agreements. After the lock-up agreements expire, approximately 1,192,096 shares may be sold without regard to compliance with Rule 144 and 337,192 shares will become eligible for sale in the public market subject to compliance with the volume limitations and other restrictions of Rule 144.

     YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION OF THE VALUE OF THE COMMON STOCK YOU PURCHASE IN THIS OFFERING.


     You will experience immediate and substantial dilution of approximately $6.95 per share, representing the difference between our net tangible book value per share after giving effect to this offering at a public offering price of $9.50 per share. Substantially all of the shares issuable upon the exercise of currently outstanding stock options will be issued at a purchase price lower than the price per share of our common stock in this offering. We also expect to offer stock options to employees, officers and directors in the future. These issuances could further dilute the value of your investment in our common stock.


                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions including, among other things:

     - research and development of our products;

     - development and management of our business and anticipated trends on our business;

     - our ability to attract, retain and motivate qualified personnel;

     - our ability to attract and retain customers;

     - the market opportunity for our products and technology;

     - the nature of regulatory requirements that apply to us, our suppliers and competitors and our ability to obtain and maintain any required regulatory approvals;

     - our future capital expenditures and needs;

     - our ability to obtain financing on commercially reasonable terms;

     - our ability to compete;


     - general economic and business conditions; and


     - other risk factors set forth under "Risk Factors" in this prospectus.

     You can identify forward-looking statements generally by the use of forward-looking terminology such as "believes," "expects," "may," "will," "intends," "plans," "should," "could," "seeks," "pro forma," "anticipates," "estimates," "continues," or other variations thereof, including their use in the negative, or by discussions of strategies, opportunities, plans or intentions.

     Unless otherwise required by law, we undertake no obligation to publicly update or revise any forward-looking statements, either as a result of new information, future events or otherwise after the date of this prospectus. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ in significant ways from any future results expressed or implied by the forward-looking statements.

                                USE OF PROCEEDS


     We will receive net proceeds of approximately $13.1 million from our sale of common stock in this offering, or $16.9 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and our share of estimated offering expenses. We will not receive any proceeds from the sale of shares by the selling stockholder.



     We intend to use approximately $8.0 million of the net proceeds of this offering for clinical development of the RDX system for coronary applications and $5.0 million towards the development of the RDX system for peripheral vascular applications. In the event we do not use all of the proceeds for the aforementioned purposes, we will use the proceeds of this offering to support our operations, including enhancement of our sales and marketing capabilities, capital expenditures in the ordinary course of business and working capital and other general corporate purposes.



     Prior to their use, we intend to invest the net proceeds of this offering in investment-grade, interest bearing securities or guaranteed obligations of the U.S. Government.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock is quoted in the Nasdaq National Market under the symbol "RADX" and has been traded publicly since our initial public offering in June 1996. The following table sets forth the high and low closing sale prices per share for our common stock as reported by the Nasdaq National Market for the periods indicated.


                                                               HIGH      LOW
                                                              ------    -----
YEAR ENDED DECEMBER 31, 1998
  First Quarter.............................................  $ 6.38    $4.19
  Second Quarter............................................    7.75     4.63
  Third Quarter.............................................    6.25     2.50
  Fourth Quarter............................................    5.00     2.25

YEAR ENDED DECEMBER 31, 1999
  First Quarter.............................................  $ 4.75    $3.00
  Second Quarter............................................    4.00     2.25
  Third Quarter.............................................    7.75     2.38
  Fourth Quarter............................................    6.81     4.69

YEAR ENDING DECEMBER 31, 2000
  First Quarter.............................................  $12.75    $4.56
  Second Quarter............................................   10.94     7.00
  Third Quarter (through October 2, 2000)...................   15.13     7.69



     On October 2, 2000, the last reported sale price of our common stock in the Nasdaq National Market was $10.0625 per share. As of September 8, 2000, there were approximately 254 record holders and approximately 4,300 beneficial owners of our common stock.


     We have never declared or paid and do not anticipate declaring or paying any dividends on our common stock in the foreseeable future. Any future decision to pay dividends will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, result of operations, contractual restrictions, capital requirements, business prospects and such other factors as our board of directors deems relevant. We currently intend to retain any future earnings to support our operations and to finance the growth and development of our business.

                                    DILUTION


     Purchasers of our common stock in this offering will experience immediate and substantial dilution in the pro forma net tangible book value of their common stock. Our net tangible book value as of June 30, 2000 was approximately $19.8 million, or $1.74 per share of common stock. Net tangible book value per share is equal to our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding at June 30, 2000. Upon the sale by us of 1.5 million shares of common stock in this offering and after deducting the underwriting discounts and commissions and our share of the estimated offering expenses, our pro forma net tangible book value at June 30, 2000 would have been $32.8 million, or $2.55 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $0.81 per share to existing stockholders and an immediate and substantial dilution of $6.95 per share to new investors purchasing shares in this offering. Therefore, after this offering, the excess of our tangible assets over our liabilities on a per share basis will be less than the purchase price paid for those shares by investors in this offering. The following table illustrates this per share dilution:



Public offering price.......................................           $9.50
  Net tangible book value at June 30, 2000..................  $1.74
  Increase in book value....................................   0.81
                                                              -----
Pro forma net tangible book value after this offering.......            2.55
                                                                       -----
Dilution to new investors...................................           $6.95
                                                                       =====


     The following table summarizes, as of June 30, 2000, the total number of shares of common stock purchased from us, the total consideration paid and the average price per share paid to us by those stockholders and by new investors purchasing shares in this offering.


                                         SHARES PURCHASED        TOTAL CONSIDERATION       AVERAGE
                                       ---------------------    ----------------------      PRICE
                                         NUMBER      PERCENT      AMOUNT       PERCENT    PER SHARE
                                       ----------    -------    -----------    -------    ---------
Stockholders who purchased from us...  11,356,787      88.3%    $65,019,000      82.0%      $5.73
New investors........................   1,500,000      11.7%     14,250,000      18.0%       9.50
                                       ----------     -----     -----------     -----
  Total..............................  12,856,787     100.0%    $79,269,000     100.0%
                                       ==========     =====     ===========     =====


     The foregoing table and calculations:

     - are based on 11,356,787 shares outstanding at June 30, 2000 and exclude 2,034,152 shares of common stock issuable upon exercise of options outstanding at June 30, 2000, at a weighted average exercise price of $4.26 per share; and

     - do not give effect to the sale of our common stock by the selling stockholder in this offering, which will reduce the number of shares held by existing stockholders to 10,031,655 shares, or 78%, of the total number of shares of common stock to be outstanding after this offering, and will increase the number of shares held by new investors to 2,825,132 shares, or 22% of the total number of shares of common stock outstanding after this offering. See "Principal and Selling Stockholders."


     To the extent outstanding options are exercised, there will be further dilution to new investors. If all of these options had been exercised on June 30, 2000, our pro forma net tangible book value would have been approximately $28.4 million, or $2.12 per share. Upon the issuance of common stock in this offering, our pro forma as adjusted net tangible book value on June 30, 2000 would have been approximately $41.5 million, or $2.79 per share. The increase in pro forma as adjusted net tangible book value attributable to new investors would have been $0.67 per share and the dilution and pro forma as adjusted net tangible book value to new investors would have been $6.71 per share. See Note 12 to the Consolidated Financial Statements.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2000:

     - on an actual basis; and


     - on an as adjusted basis to give effect to our sale of 1,500,000 shares of common stock in this offering at a public offering price of $9.50 per share and the application of the net proceeds, after deducting underwriting discounts and commissions and our share of the estimated offering expenses.


     This table should be read in conjunction with our Consolidated Financial Statements and related notes appearing elsewhere in this prospectus. See "Use of Proceeds."


                                                                 AT JUNE 30, 2000
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Long-term debt..............................................  $  1,402     $  1,402
Stockholders' equity:
  Preferred stock, $0.001 par value; 5,000,000 shares
     authorized, no shares issued and outstanding, actual or
     as adjusted............................................        --           --
  Common stock, $0.001 par value; 30,000,000 shares
     authorized, 12,042,762 shares issued, 11,356,787 shares
     outstanding, actual; 13,542,762 shares issued and
     outstanding, as adjusted...............................        12           14
  Additional paid-in capital................................    69,924       79,321
  Deferred compensation.....................................      (432)        (432)
  Accumulated deficit.......................................   (42,951)     (42,951)
  Treasury stock at cost; 685,975 common shares actual and
     none as adjusted.......................................    (3,675)          --
  Accumulated other comprehensive income....................       128          128
                                                              --------     --------
Total stockholders' equity..................................    23,006       36,080
                                                              --------     --------
Total capitalization........................................  $ 24,408     $ 37,482
                                                              ========     ========


     The table above excludes the following shares at June 30, 2000:

     - 2,594,599 shares of common stock reserved for issuance under our stock option plans, of which options to purchase 2,034,152 shares were outstanding at June 30, 2000 at a weighted average exercise price of $4.26 per share;

     - 212,435 shares of common stock reserved for issuance under our Employee Stock Purchase Plan;


     - 142,857 shares of common stock issued pursuant to the conversion of a convertible debenture at $7.00 per share on September 13, 2000; and


     - up to 423,770 shares of common stock that the underwriters may purchase from us if they exercise their over-allotment option.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     We derived the consolidated statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1998 and 1999 from our audited Consolidated Financial Statements included elsewhere in this prospectus. We derived the consolidated statement of operations data for the years ended December 31, 1995 and 1996 and the consolidated balance sheet data as of December 31, 1995, 1996 and 1997 from our audited Consolidated Financial Statements not included in this prospectus. The consolidated statement of operations data for the six months ended June 30, 1999 and 2000 and the consolidated balance sheet data as of June 30, 2000, are unaudited but have been prepared on the same basis as our audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our operating results for these periods and our financial condition as of that date. The historical results are not necessarily indicative of results to be expected for any future period. The following data is qualified in its entirety by and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included elsewhere in this prospectus. Our interim results of operations do not necessarily indicate our results for the full year.

                                                                                              SIX MONTHS ENDED
                                                  YEARS ENDED DECEMBER 31,                        JUNE 30,
                                    -----------------------------------------------------    ------------------
                                     1995       1996        1997       1998        1999       1999       2000
                                    -------    -------    --------    -------    --------    -------    -------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenue:
  Sales...........................  $ 3,462    $ 8,384    $  9,438    $ 9,415    $  3,856    $ 2,337    $ 1,193
  License fee and other...........       --        150          --      2,760       2,855      1,224      3,711
  Contract........................      641        200          --         --          --         --         --
                                    -------    -------    --------    -------    --------    -------    -------
    Total revenue.................    4,103      8,734       9,438     12,175       6,711      3,561      4,904
                                    -------    -------    --------    -------    --------    -------    -------
Operating costs and expenses:
  Cost of sales...................    2,051      4,111       6,102      6,152       2,823      1,900        859
  Research and development........    1,683      3,582       7,041      7,957       8,610      4,157      5,559
  Marketing and sales.............    1,526      3,358       6,691      5,371       1,989        933        642
  General and administrative......    1,331      1,548       2,347      2,937       2,468      1,444      1,477
  Charge for acquired in-process
    research and development......      488      2,133          --        234       4,194      4,194         --
  Minority interest in losses of
    subsidiary....................       --         --          --       (992)         (6)        --         (9)
                                    -------    -------    --------    -------    --------    -------    -------
    Total operating costs and
      expenses....................    7,079     14,732      22,181     21,659      20,078     12,628      8,528
                                    -------    -------    --------    -------    --------    -------    -------
Loss from operations..............   (2,976)    (5,998)    (12,743)    (9,484)    (13,367)    (9,067)    (3,624)
Other income......................      102      1,374       2,225      1,498       2,587        709      1,006
                                    -------    -------    --------    -------    --------    -------    -------
Net loss..........................  $(2,874)   $(4,624)   $(10,518)   $(7,986)   $(10,780)   $(8,358)   $(2,618)
                                    =======    =======    ========    =======    ========    =======    =======
Basic and diluted net loss per
  share (pro forma through June
  1996)...........................  $ (0.71)   $ (0.69)   $  (1.15)   $ (0.90)   $  (0.98)   $ (0.77)   $ (0.23)
                                    =======    =======    ========    =======    ========    =======    =======
Shares used in computing basic and
  diluted net loss per share (pro
  forma through June 1996)........    4,052      6,755       9,118      8,862      10,951     10,788     11,316
                                    =======    =======    ========    =======    ========    =======    =======

     The charge for acquired in-process research and development for the year ended December 31, 1995 reflects additional purchase price allocated to us by EndoSonics as a result of the payment of additional consideration by EndoSonics related to EndoSonics' acquisition of us in 1993. The charge for acquired in-process research and development for the year ended December 31, 1996 relates to our acquisition of Intraluminal Devices, Inc. The charges for acquired in-process research and development for the years ended December 31, 1998 and 1999 relate to our acquisition of the former Radiance Medical Systems, Inc. These charges represent the portion of the purchase price allocated to the acquired research and development projects, which, at the date of the acquisitions, were in-process, had not reached technological feasibility and had no alternative future use. See Note 2 to the Consolidated Financial Statements.

     We computed net loss per share prior to our initial public offering in June 1996 on a pro forma basis assuming common shares issuable upon conversion of convertible preferred stock and a convertible obligation had been outstanding for the entire periods.

                                                 DECEMBER 31,
                            -------------------------------------------------------    JUNE 30,
                             1995        1996        1997        1998        1999        2000
                            -------    --------    --------    --------    --------    --------
                                                      (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET
  DATA:
Cash and cash
  equivalents.............  $ 1,568    $ 17,192    $  6,141    $  1,437    $  2,051    $  3,585
Marketable securities
  available-for-sale......       --      25,733      24,773      23,375      20,004      16,712
Working capital
  (deficit)...............     (774)     46,142      33,828      24,905      21,206      20,757
Total assets..............    4,002      50,084      39,615      32,035      29,873      28,493
Convertible obligation....      750          --          --          --          --          --
Convertible debenture.....       --          --          --          --          --       1,402
Total stockholders' equity
  (net capital
  deficiency).............   (1,098)     47,623      36,127      27,499      25,111      23,006

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis in conjunction with "Selected Consolidated Financial Data" and our Consolidated Financial Statements and the related notes included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors including the risks we discuss in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     Our Business

     We are developing proprietary devices to deliver radiation to prevent the recurrence of blockages in arteries following balloon angioplasty, vascular stenting, arterial bypass surgery and other interventional treatments of blockages in coronary and peripheral arteries. We incorporate our proprietary RDX technology into catheter-based systems that deliver beta radiation to the site of a treated blockage in an artery in order to decrease the likelihood of restenosis. Restenosis is the recurrence of a blockage following interventional therapy. The application of beta radiation inside the artery at the site of a blockage has proven clinically effective in inhibiting cell proliferation, a cause of restenosis.

     Prior to June 1998, we focused on manufacturing and selling a broad range of angioplasty catheters and stent products, including our Focus technology product line. As catheter and stent products became widely available and subject to increasing price pressure, we shifted our focus to the research and development of radiation therapy devices to treat restenosis. Since June 1998, we have:

     - acquired the portion of our former Radiance Medical Systems subsidiary that we did not already own, which was researching and developing radiation therapy treatment devices to prevent blockages in arteries following interventional treatments;

     - sold our vascular access product line and related assets;

     - licensed our proprietary Focus balloon technology to Guidant for use in Guidant's stent delivery systems; and

     - reduced our direct sales force.

We continue to sell our remaining stent and catheter products, including our Focus technology products, on a limited basis through medical device distributors.

     Development and Operations

     We plan to continue to dedicate our corporate resources to:

     - completing clinical trials of the RDX system;

     - obtaining regulatory approvals for the RDX system; and

     - continuing research and development activities related to devices for the delivery of radiation to treat restenosis.

     Over the past few years, our source of revenues has shifted gradually from direct sales to royalties from licenses involving our products. We are a party to several agreements for the distribution of products incorporating our Focus technology and other existing products in the United States and 23 other countries, the most significant of which is our license agreement with Guidant.

     In June 1998, we entered into a technology license agreement with Guidant, granting Guidant rights, including exclusive rights in the United States, to manufacture and distribute products using our Focus technology for the delivery of stents. In exchange, we received milestone payments based upon the transfer of the technological knowledge to Guidant, and continue to receive royalty payments based upon the sale of products by Guidant using the Focus technology. The payments under the Guidant license are the primary source of our existing revenues. Until we obtain regulatory approvals and successfully commercialize the RDX system, we anticipate that our revenues will continue to decline as sales of products incorporating our licensed technology decline and as our technology becomes obsolete. See Note 5 to the Consolidated Financial Statements.

     We have experienced an operating loss for each of the last three years and expect to continue to incur operating losses through at least the end of 2001. Our results of operations have varied significantly from quarter to quarter, and we expect that our results of operations will continue to vary significantly in the future. Our quarterly operating results depend upon several factors, including:

     - the timing and amount of expenses associated with development of the RDX system;

     - the progress of clinical trials and the timing of regulatory approvals;

     - new product introductions both in the United States and internationally;

     - varying product sales by our licensee;

     - variations in foreign exchange rates; and

     - third-party payors' reimbursement policies.

We do not operate with a significant backlog of customer orders, and therefore revenues in any quarter are significantly dependent on orders received during that quarter. In addition, we cannot predict ordering rates by distributors, some of whom place infrequent stocking orders. Our expenses are relatively fixed and difficult to adjust in response to fluctuating revenues.

     Organizational History

     We were formed in 1992, and our common stock began trading publicly in 1996. The current Radiance Medical Systems, Inc. resulted from our 1999 acquisition of the portion of our former Radiance Medical Systems subsidiary that we did not already own. We originally incorporated the former Radiance as a separate entity to focus on the research and development of radiation therapy to treat cardiovascular disease, and to obtain outside sources of financing for such research and development. In January 1999, we paid approximately $6.9 million in stock, $692,000 in cash, and $1.1 million in common stock options to acquire the portion of the former Radiance that we did not already own. In addition, the stockholders and optionholders of the former Radiance may still receive product development milestones of up to $1.69 for each share of preferred stock and $2.54 for each share of common stock of the former Radiance. These milestone payments may be increased up to 30%, or reduced or eliminated if the milestones are reached earlier or later, respectively, than the milestone target dates. The first milestone was not achieved, and the second milestone is behind schedule. See Note 2 to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

  COMPARISON OF SIX MONTHS ENDED JUNE 30, 1999 AND 2000

     Sales. Sales decreased 49% to $1.2 million in the six months ended June 30, 2000 from $2.3 million in the six months ended June 30, 1999. The decrease resulted primarily from reductions in the sale of products as a result of the license of our Focus technology to Guidant and the divestiture of our vascular access product line in January 1999.

     License Fee and Other. License revenue increased 203% to $3.7 million in the six months ended June 30, 2000 from $1.2 million in the six months ended June 30, 1999. We recognized $3.5 million in 2000 and $1.1 million in 1999 for royalties on product sales under the technology license agreement with Guidant.

     Cost of Sales. The cost of sales decreased 55% to $859,000 in the six months ended June 30, 2000 from $1.9 million in the six months ended June 30, 1999. The decrease is attributable primarily to the decrease in product sales and due to the allocation of a larger portion of manufacturing costs to units produced for research and development programs and clinical trials.

     Research and Development. Research and development expenses, which include clinical expenses, increased 34% to $5.6 million in the six months ended June 30, 2000 from $4.2 million in the six months ended June 30, 1999. This increase is due to our increased development efforts during 2000. We expect our overall expenditures to increase during the remainder of 2000, compared to our expenditures for the same period of 1999, due to higher expenditures anticipated for clinical trials and for programs to develop the RDX system for saphaneous vein graft and peripheral vascular interventions.

     Marketing and Sales. Marketing and sales expenses decreased 31% to $642,000 in the six months ended June 30, 2000 from $933,000 in the six months ended June 30, 1999. This decrease is primarily due to reductions in our international sales force and related expenses.

     General and Administrative. General and administrative expenses increased 2% to $1.5 million in the six months ended June 30, 2000 from $1.4 million in the six months ended June 30, 1999. This increase is due primarily to an increase in payroll and related benefit expenses and investor relations expenses. Payroll and related benefit expenses were higher because of increases in the salaries paid to our executive officers.

     Charge for Acquired In-Process Research and Development. We recognized a charge of $4.2 million for acquired in-process research and development in the six months ended June 30, 1999. This charge is attributable to the acquisition in January 1999 of the shares of the former Radiance that we did not already own. We allocated a portion of the purchase price to in-process research and development because, as of the date of the merger, significant uncertainties remained regarding the technological feasibility, conceptual formulation and design and various process aspects of the former Radiance's efforts to apply radiation to an angioplasty catheter. See Note 2 to the Consolidated Financial Statements.

     Minority Interest. The $9,000 minority interest relates to our partner's 49% ownership of the Japanese distribution joint venture, Radiatec, described more fully in "Liquidity and Capital Resources." The Radiatec venture began limited operations in the third quarter of 1999 to obtain Japanese regulatory approval for the RDX system, and once this approval is obtained, will begin marketing the RDX system in Japan.

     Other Income (Expense). Other income increased 42% to $1.0 million in the six months ended June 30, 2000 from $709,000 in the six months ended June 30, 1999. This increase is primarily due to the recognition of a portion of the income from the sale in August 1999 of an option to purchase equity securities we held as an investment. Under the option agreement, the purchaser paid us a non-refundable cash payment of $1.2 million for the option and has until December 2000 to exercise the option. We recognized a gain of $462,000 in other income in the six months ended June 30, 2000. Although the likelihood of exercise is uncertain, if the purchaser does exercise the option, we will receive an additional payment of approximately $2.0 million in the year ending December 31, 2000. See Note 3 to the Consolidated Financial Statements.

  COMPARISON OF YEARS ENDED DECEMBER 31, 1998 AND 1999

     Sales. Sales decreased 59% to $3.9 million in the year ended December 31, 1999 from $9.4 million in the year ended December 31, 1998. During 1998, we reduced our domestic direct sales force, and in June 1998, licensed to Guidant our Focus technology for use with stents. In January 1999, we sold our vascular access product line and related assets and acquired the former Radiance. We undertook these actions to maximize the value of existing technology and acquire a technology that we believe would have greater potential for future product sales. As a result of the license to Guidant and increased competition for angioplasty catheter products, sales of our Focus technology products decreased 49% to $3.4 million in the year ended December 31, 1999 from $6.7 million in year ended December 31, 1998, and as a result of our sale of the vascular access product line, sales of our vascular access products decreased 82% to $486,000 in the year ended December 31, 1999 from $2.7 million in the year ended December 31, 1998.

     License Fee and Other. License fee and other increased 3% to $2.9 million in the year ended December 31, 1999 from $2.8 million in the year ended December 31, 1998. In 1998, we signed a technology license agreement with Guidant, which resulted in $2.8 million in milestone-related license fees in 1998 and $2.3 million in milestone-related license fees and $250,000 in royalties in 1999. In addition, in 1999, we recognized $300,000 in minimum royalties under the sale agreement for the vascular access product line and related assets.

     Cost of Sales. The cost of sales decreased 54% to $2.8 million in the year ended December 31, 1999 from $6.2 million in the year ended December 31, 1998. This decrease was attributable primarily to $2.9 million from licensing fees received in 1999 that had no associated cost of sales and to relatively lower product sales compared with 1998.

     We agreed to produce vascular access products for six months following the sale of our vascular access product line and related assets in January 1999 on a "cost plus" reimbursement basis for the acquiring company and extended that commitment until December 1999. Thus, the margin that we earned on sales of such products was substantially lower in 1999 compared with 1998.

     Research and Development. Research and development expenses increased 8% to $8.6 million in the year ended December 31, 1999 from $8.0 million in the year ended December 31, 1998. The primary reason for this increase was additional spending on development of and clinical trials for the RDX system.

     Marketing and Sales. Marketing and sales expenses decreased 63% to $2.0 million in the year ended December 31, 1999 from $5.4 million in the year ended December 31, 1998. This decrease primarily was the result of reductions in our domestic and international sales force and related expenses.

     General and Administrative. General and administrative expenses decreased 16% to $2.5 million in the year ended December 31, 1999 from $2.9 million in the year ended December 31, 1998. The decrease was due primarily to lower bad debt expense in 1999 compared with 1998.

     Charge for Acquired In-Process Research and Development. We recognized a charge of $4.2 million in the year ended December 31, 1999 and a charge of $234,000 in the year ended December 31, 1998. We incurred the 1999 charge for the acquisition in January 1999 of the shares of the former Radiance Medical Systems that we did not already own. We incurred the 1998 charge upon exercise in September 1998 of a warrant to purchase additional equity securities in the former Radiance, which exercise resulted in our ownership of approximately 50% of the former Radiance, and thus an acquisition of a controlling interest.

     Other Income (Expense). Other income increased 73% to $2.6 million for the year ended December 31, 1999 from $1.5 million in the year ended December 31, 1998. Interest income decreased 20% to $1.2 million in the year ended December 31, 1999 from $1.6 million in the year ended December 31, 1998. The decrease was due primarily to a reduction of $2.8 million in cash, cash equivalents and marketable securities during 1999, due to the use of funds for operations, the purchase of treasury stock and capital expenditures. Gain on sale of assets increased to $1.0 million in 1999 from a loss of $47,000 in 1998 due mainly to the sale of the assets of the vascular access product line and related assets in January 1999. Other income (expense) increased to $353,000 in 1999 from an expense of $22,000 in 1998 due primarily to other income from the sale of an option to purchase equity securities we hold as an investment.

  COMPARISON OF YEARS ENDED DECEMBER 31, 1997 AND 1998

     Sales. Sales were $9.4 million in each of the years ended December 31, 1998 and 1997.

     License Fee and Other. We recognized $2.8 million in license fees in the year ended December 31, 1998 due to a technology license agreement with Guidant. We did not have any license fees in the year ended December 31, 1997.

     Cost of Sales. The cost of sales increased 1% to $6.2 million in the year ended December 31, 1998 from $6.1 million in the year ended December 31, 1997.

     Research and Development. Research and development expenses increased 13% to $8.0 million in the year ended December 31, 1998 from $7.0 million in the year ended December 31, 1997. The primary reason for this increase was additional spending on development of the RDX system and other research stage products.

     Marketing and Sales. Marketing and sales expenses decreased 20% to $5.4 million in the year ended December 31, 1998 from $6.7 million in the year ended December 31, 1997. This decrease primarily was the result of reductions in our domestic sales force and related expenses.

     General and Administrative. General and administrative expenses increased by 25% to $2.9 million in the year ended December 31, 1998 from $2.3 million in the year ended December 31, 1997. The increase was due primarily to additions to the allowance for uncollectible accounts receivable and the salary expense of an additional executive officer.

     Charge for Acquired In-Process Research and Development. We recognized a charge of $234,000 for acquired in-process research and development in 1998, due to the acquisition of a controlling interest in the former Radiance.

     Other Income (Expense). Other income decreased 33% to $1.5 million in the year ended December 31, 1998 from $2.2 million in the year ended December 31, 1997. Interest income decreased 29% to $1.6 million in the year ended December 31, 1998 from $2.2 million in the year ended December 31, 1997. The decrease was due to a reduction of $6.1 million in cash, cash equivalents and marketable securities during 1998, due to the use of funds for operations, the purchase of treasury stock and capital expenditures.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations primarily by:

     - selling our equity securities;

     - obtaining advances from EndoSonics, our former parent company and the selling stockholder in this offering;

     - licensing our technologies; and

     - entering into international product distribution agreements.

     Prior to our initial public offering in 1996, we raised an aggregate of approximately $11.4 million from the private sales of preferred and common stock and $2.7 million in working capital advances from EndoSonics, which we repaid during the third quarter of 1996.

     In the second quarter of 1996, we closed our initial public offering of common stock, which resulted in net proceeds of approximately $42.8 million after deducting underwriting discounts and commissions and other expenses of the offering.

     In the third quarter of 1997, SCIMED Life Systems, Inc. exercised 120,000 common stock warrants, obtained from us through a 1995 stock purchase and technology license agreement, for $377,000. We also received $200,000 from the sale of 25,000 shares of our common stock to Cathex, Ltd. under a May 1997 agreement that gave Cathex exclusive product distribution rights in Japan for our existing products until January 1, 2001.

     In January 1999, we also sold substantially all of our vascular access product line and related assets to Escalon Medical Corporation for approximately $2.1 million. We expect to receive the minimum royalty payment of $300,000 per year concluding in January 2004. See Note 2 to the Consolidated Financial Statements.

     In June 1999, we granted Cosmotec Co., Ltd. of Japan the exclusive distribution rights to market our vascular radiation therapy products in Japan. We received $1.0 million from Cosmotec as an upfront cash payment and began recognizing income ratably over the seven-year term of the agreement. As part of the transaction with Cosmotec, in August 1999, we acquired a 51% interest, for $233,000, in a joint venture named Radiatec, with an affiliate of Cosmotec to gain regulatory approval of and provide distribution for the RDX system in Japan.


     Convertible debenture debt rose to $1.4 million in June 2000 to reflect the fair value of a 5%, $1.0 million face amount convertible debenture that we sold to Cosmotec. On September 13, 2000, Cosmotec converted the debenture into 142,857 shares of our common stock at $7.00 per share. See Note 10 to the Consolidated Financial Statements.


     In July 1999, we entered into a two-year contract manufacturing agreement with Bebig GmbH to activate the radioactive sources and complete final assembly of the RDX system using our proprietary processes. Pursuant to the agreement, Bebig will build a facility for the production of the RDX system. We paid Bebig $100,000 during 1999, and in the last six months of 2000, will pay an additional approximately $1.2 million for facility set-up fees. We will prepare the manufacturing equipment to be used by Bebig to perform the final assembly of the RDX system, estimated to cost approximately $700,000, and Bebig will purchase the equipment from us for $500,000. We will also pay Bebig an agreed amount for each unit produced. We also will pay all material and third party costs associated with production validation and an agreed amount for each unit produced. The cost of the facility set-up fees, equipment costs and other costs could increase materially as the design of the production processes and facilities evolves over the coming year. We have expensed all costs incurred by us with Bebig as research and development costs.

     In conjunction with the contract manufacturing agreement, in July 1999, we entered into a three-year sub-license agreement to use Bebig's exclusive license of the Hehrlein patents for radiation technology that may be useful in the development of the RDX system. Pursuant to this sub-license agreement, we must pay to Bebig royalty fees for any products sold by us worldwide that incorporate the licensed technology. The sub-license is subject to renewal, without cost, through the expiration dates of Bebig's patents.

     Net cash used in operating activities increased 101% to $3.1 million for the six months ended June 30, 2000 from $1.6 million for the six months ended June 30, 1999. The increase in net cash used, comparing the second quarter of 2000 and 1999, resulted primarily from an accrued royalty receivable, which Guidant pays in the quarter after it recognizes revenue related to the license of our Focus technology, and from higher research and development and clinical expenditures.

     We believe that research and development expenses relating to the RDX system will increase, as will costs associated with commercialization of the RDX system if we successfully obtain regulatory approvals. We expect to begin selling the RDX system in Europe once we receive CE Mark approval in the first half of 2001.


     At June 30, 2000, we had cash, cash equivalents and marketable securities available for sale of $20.3 million. We expect to incur substantial costs related to, among other things, clinical testing, product development, marketing and sales of the RDX system, and expect to utilize increased levels of working capital prior to achieving positive cash flow from operations. We anticipate that our cash, including the net proceeds from this offering, and anticipated revenues from operations will be sufficient to fund our operations through the first quarter of 2002. Our future capital requirements will depend on many factors, including:


     - our research and development programs;

     - the scope and results of clinical trials;

     - the regulatory approval process;

     - the costs involved in intellectual property rights enforcement or litigation;

     - competitive products;

     - the establishment of manufacturing capacity;

     - the establishment of sales and marketing capabilities; and

     - the establishment of collaborative relationships with other parties.


We may need to raise funds through additional financings, including private or public equity or debt offerings and collaborative arrangements with existing or new corporate partners. We cannot assure you that we will be able to raise funds on favorable terms, or at all. If adequate funds are not available, we may need to delay, scale back or eliminate one or more of our development programs or obtain funds through arrangements with collaborative partners or others that may require us to grant rights to certain technologies or products that we would not otherwise grant.


     Trade accounts receivable, net, decreased 45% to $590,000 at June 30, 2000 from $1.1 million at December 31, 1999. The decrease resulted primarily from lower product sales.

     Other receivables increased 195% to $2.2 million at June 30, 2000 from $742,000 at December 31, 1999. The increase is attributable primarily to an increase in the license revenue receivable from Guidant of $1.6 million for licensed product sales during the second quarter of 2000.

     Inventory increased 29% to $1.1 million at June 30, 2000 from $822,000 at December 31, 1999. The increase was due to June 2000 production to meet anticipated product demand for July 2000 and relatively higher RDX system production for research and development and clinical units.

     Accounts payable and accrued expenses increased 9% to $3.0 million at June 30, 2000 from $2.7 million at December 31, 1999, due primarily to higher accruals for research and development and clinical expenditures.

     Deferred revenue decreased 50% to $904,000 at June 30, 2000 from $1.8 million at December 31, 1999. The decrease was due to the recognition of deferred revenue on the sale of an option and deferred license revenue during the first six months of 2000, as well as a reallocation of $407,000 to convertible debenture to recognize the fair value of the Cosmotec debenture issued in June 2000. See Notes 3 and 10 to the Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We do not believe that we currently have material exposure to interest rate, foreign currency exchange rate or other relevant market risks.

     Interest Rate and Market Risk. Our exposure to market risk for changes in interest rates relates primarily to our investment profile. We do not use derivative financial instruments in our investment portfolio. We place our investments with high credit quality issuers and, by policy, limit the amount of credit exposure to any one issuer. We are averse to principal loss and try to ensure the safety and preservation of our invested funds by limiting default risk, market risk, and reinvestment risk. We attempt to mitigate default risk by investing in only the safest and highest credit quality securities and by constantly positioning our portfolio to respond appropriately to a significant reduction in a credit rating of any investment issuer or guarantor. At June 30, 2000, the portfolio included only high grade corporate bonds and commercial paper and government bonds all with remaining maturities of less than two years.

     Foreign Currency Exchange Risk. We do not believe that we currently have material exposure to foreign currency exchange risk because of the relative insignificance of our foreign subsidiaries and because our international transactions are denominated primarily in U.S. dollars.

     The table below provides information about our available-for-sale investment portfolio. For investment securities, the table presents principal cash flows and related weighted average fixed interest rates by expected maturity dates.

     Principal amounts by expected maturity in the subsequent twelve month periods ending June 30:

                                                    TWELVE MONTHS ENDING                FAIR VALUE AT
                                                    ---------------------                 JUNE 30,
                                                      2001         2002       TOTAL         2000
                                                    ---------    --------    -------    -------------
                                                          (IN THOUSANDS, EXCEPT INTEREST RATES)
Cash and cash equivalents.........................   $ 2,999          --     $ 2,999       $ 2,980
Weighted average interest rate....................     6.57%          --       6.57%

Investments.......................................   $14,867      $2,000     $16,867       $16,762
Weighted average interest rate....................     5.79%       8.38%       6.10%

Total portfolio...................................   $17,866      $2,000     $19,866       $19,742
Weighted average interest rate....................     5.92%       8.38%       6.17%

RECENT ACCOUNTING PRONOUNCEMENTS

     In December 1999, the Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin No. 101, or SAB 101, entitled "Revenue Recognition," which outlines the basic criteria that must be met to recognize revenue and provides guidance for the presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the SEC. We believe that adopting SAB 101 will not have a material impact on our financial position or results of operations.

     In March 2000, the FASB issued Interpretation No. 44, or FIN 44, entitled "Accounting for Certain Transactions Involving Stock Compensation," which is an interpretation of Accounting Principles Board No. 25, or APB 25. This interpretation clarifies:

     - the definition of an employee for purposes of applying APB 25;

     - the criteria for determining whether a plan qualifies as a noncompensatory plan;

     - the accounting consequences of various modifications to the terms of a previously fixed stock option or award; and

     - the accounting for an exchange of stock compensation awards in a business combination.

     This interpretation is effective July 1, 2000, but certain conclusions in this interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. To the extent that this interpretation covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying this interpretation are recognized on a prospective basis from July 1, 2000. We believe that the adoption of FIN 44 will not have a material impact on our financial position or results of operations.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     On August 10, 1999, we dismissed Ernst & Young LLP as our auditors. There were no disagreements with them on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure or any reportable event. Ernst & Young LLP's reports on our financial statements for the calendar years ended December 31, 1998 and December 31, 1997 did not contain any adverse opinion or disclaimer of opinion and were not qualified as to uncertainty, audit scope or accounting principles.

     On August 25, 1999, we engaged PricewaterhouseCoopers LLP as our independent accountants.

     The foregoing was approved by the audit committee of our board of directors.

                                    BUSINESS

OVERVIEW

     We are developing proprietary devices to deliver radiation to prevent the recurrence of blockages in arteries following balloon angioplasty, vascular stenting and other interventional treatments of blockages in coronary and peripheral arteries. We incorporate our proprietary RDX technology into catheter-based systems that deliver beta radiation to the site of a treated blockage in an artery in order to decrease the likelihood of restenosis. The application of beta radiation inside the artery at the site of a blockage has proven clinically effective in inhibiting cell proliferation, a cause of restenosis.

     We designed the RDX system for the prevention of restenosis without many of the disadvantages inherent in alternative radiation delivery systems. Our proprietary RDX system is the only device in clinical trials that carries a radiation source on an inflatable balloon catheter. This patented technology allows the RDX system to deliver a therapeutic dose of radiation with approximately 80% less total radiation activity than competing systems. As a result, the RDX system is easier to use, does not require supplemental capital equipment, and is readily disposable. In addition, we believe that the RDX system is suitable to treat arteries that are significantly larger and smaller than can be treated with alternative radiation delivery systems.

     In addition to the RDX system, we manufacture and market coronary stents, coronary stent delivery systems and balloon dilatation catheters for coronary applications. We licensed our proprietary Focus balloon technology to Guidant Corporation for use in Guidant's stent delivery systems. Royalties from this license, as well as sales of our own interventional coronary products, are the primary source of our current revenues.

INDUSTRY BACKGROUND

     Coronary Artery Disease

     Coronary artery disease is the leading cause of death in the United States. More than 13 million people in the United States currently have been diagnosed with coronary artery disease, which generally is characterized by the progressive accumulation of plaque on the walls of arteries as a result of the deposit of cholesterol and other fatty materials. This accumulation of plaque leads to a narrowing of the interior passage, or lumen, of the arteries, reducing blood flow to the heart. Insufficient blood flow to the heart restricts the oxygen supply, resulting in heart attack and/or death.

     Coronary artery disease is treated by re-opening or bypassing narrowed blood vessels, thereby increasing blood flow to the heart. The three most common forms of treatment are:

     - coronary artery bypass graft, or CABG;

     - percutaneous transluminal coronary angioplasty, or PTCA; and

     - stenting.

     CABG is a highly invasive, open-chest surgical procedure in which blood vessel grafts from the patient's leg or chest are used to bypass the site of a blocked artery, thereby restoring blood flow. CABG, still considered the most effective and long-lasting treatment for coronary artery disease, is generally the primary treatment for severe coronary artery disease involving multiple vessels. In addition, CABG is often a treatment of last resort for patients who have undergone other less invasive procedures but require reintervention.

     PTCA is the principal less invasive alternative to CABG. PTCA is performed in a cardiac catheterization laboratory, commonly referred to as a cath lab, by an interventional cardiologist. During PTCA, the cardiologist inserts a guidewire into a blood vessel through a puncture in the leg, or arm in some cases, and guides it through the blood vessel to the diseased site. The cardiologist then guides a balloon-tipped catheter over the wire to the location of the plaque, or lesion, obstructing the artery. After positioning the balloon across the lesion inside the vessel, the cardiologist inflates and deflates the balloon several times. Frequently, the cardiologist inflates successively larger balloons at the lesion site, requiring the use of multiple balloon catheters. The inflation of the balloon cracks or reshapes the plaque and the arterial wall, thereby expanding the arterial passage. PTCA typically results in increased blood flow without the actual removal of any plaque. However, injury to the arterial wall often occurs under balloon pressure. Clinical studies indicate that patients treated with PTCA often experience restenosis within six months following the procedure.

     Coronary stents are expandable, implantable metal devices permanently deployed at a lesion site. Stents maintain increased diameter in the coronary artery by mechanically supporting the diseased site. Of all the non-surgical treatments that have sought to improve PTCA, stents have shown the best results in reducing the rate of restenosis. In 1999, stents were used in approximately 70% to 90% of the PTCA procedures performed in the United States. In a typical stent procedure, a cardiologist pre-dilates the artery at the lesion site with a balloon catheter, delivers the stent to the site of the lesion and, with the use of a second balloon catheter, expands the stent and firmly positions it in place. Once placed, stents support the walls of the coronary artery to enable the artery to remain open and functional.

     The use of stents has grown rapidly since their commercial introduction in the United States in 1994. Despite their rapid adoption, stents have some disadvantages. While stents appear to be effective in reducing the frequency of restenosis resulting from elastic recoil and appear to limit vascular remodeling, they may increase, rather than decrease, the excessive proliferation of cells at the treatment site, referred to as hyperplasia. Stents not only are permanent implants that may result in unforeseen long-term adverse effects, but stents also cannot be used in cases where the coronary arteries are too tortuous or too narrow.

     Peripheral Vascular Disease

     Peripheral vascular disease encompasses a broad spectrum of blockages outside the coronary circulatory system. Peripheral vascular disease generally is characterized by atherosclerosis of the inside walls of the peripheral, or non-coronary, arteries, frequently those of the legs. This condition leads to a narrowing of the lumen, reducing blood flow to the extremities, especially the feet and legs. Insufficient blood flow to these areas restricts the oxygen supply, resulting in tissue death and, in extreme cases, gangrene and amputation. Treatment methods for these patients include arterial bypass surgery and balloon angioplasty.

     Restenosis

     Restenosis typically refers to a renarrowing of an artery within six months of a revascularization treatment to less than 50% of the artery's size following the original procedure. Restenosis is a vascular response to arterial injury and occurs frequently after a revascularization procedure. A revascularization stretches arteries or otherwise damages the treated segment of an artery. Due to multiple mechanisms controlling vascular repair, restenosis may occur within a short period after a revascularization procedure or may develop over the course of months or years. Restenosis that occurs shortly after a revascularization procedure usually results from elastic recoil of the artery.

     Restenosis occurring a longer period of time after a revascularization procedure may result from excessive proliferation of cells at the treatment site, known as hyperplasia, or from a remodeling of the arterial segment, the causes of which are not well understood. In response to an arterial injury from revascularization, the body initiates a biochemical response to repair the injury site and protect it from further harm. This response will include a signal to adjacent cells of the arterial wall to multiply. Often this cell proliferation goes unchecked, resulting in a much thicker and inelastic arterial wall and in reduced blood flow.

     Radiation Therapy and Vascular Brachytherapy

     For more than 50 years, radiation therapy has been used routinely to treat proliferative cellular disorders, such as cancer. There are two types of radiation used for brachytherapy, beta and gamma. While externally applied radiation has shown little beneficial effect on treated arteries, the application of beta and gamma radiation within the blood vessel at the site of arterial injury has proven clinically effective in treating restenosis by inhibiting cell proliferation. This type of treatment is referred to as vascular brachytherapy.

     A number of clinical trials indicate that the application of radiation inhibits cellular proliferation, which is a cause of restenosis. An advantage of beta radiation is that it travels only a short distance, approximately 2 to 4 millimeters, after which its radiation activity diminishes to a negligible amount. This relatively short distance of travel makes it compatible with current cath lab practices. Gamma radiation is significantly more penetrating and therefore potentially more hazardous to use than beta radiation. For example, healthcare workers leave the cath lab during administration of gamma radiation to ensure their safety by limiting their exposure to gamma radiation. In addition, gamma radiation impacts patient tissue beyond the treatment site.

MARKET OPPORTUNITY

     Size of Market

     Coronary Artery Disease. Coronary artery disease is the leading cause of death in the United States and Europe. In 1999, physicians performed approximately 1.2 million PTCA procedures worldwide to treat this disease. Approximately 40% of PTCA patients experience restenosis within six months of the initial procedure. These patients may require another angioplasty procedure or a CABG procedure. Approximately 400,000 CABG procedures are performed annually in the United States. Approximately 25% of all heart bypass grafts narrow or become blocked within five years, requiring a repeat procedure.

     Approximately 70% to 90% of angioplasty procedures include the placement of a stent. Clinical studies indicate that 15% to 30% of the patients who receive stents following balloon angioplasty experience restenosis, referred to as "in-stent" restenosis. Patients suffering from in-stent restenosis often experience recurrent restenosis and, as a result, are prone to multiple revascularization procedures. The likelihood of recurrent restenosis in this group of patients is between 40% to 65%. In total, approximately $3 billion is spent annually in the United States on repeat revascularization procedures prompted by restenosis.

     Peripheral Vascular Disease. Peripheral vascular disease encompasses a broad spectrum of blockages outside the coronary circulatory system. This disease afflicts up to 5% of all men and 2% of all women age 50 or older, resulting in approximately 350,000 newly diagnosed cases per year in the United States. Physicians perform approximately 300,000 peripheral vascular blockage revascularization procedures annually in the United States. Of these, approximately 35% to 40% are peripheral balloon angioplasty procedures. More than 40% of these patients experience restenosis. At present, the treatment options for restenosis in these patients include a repeat angioplasty or a peripheral artery bypass procedure.

     Limitations of Alternative Radiation Technologies

     In addition to the RDX system, other radiation treatment products are in various phases of development, and in some cases have been approved in Europe, to deliver radiation inside of coronary arteries. These technologies are based upon previously developed cancer treatments and utilize the same types of technology that oncologists have used for decades. These technologies typically deliver radiation via a seed or wire in a catheter-based system. Seed-based technology, which oncologists pioneered as a treatment for prostate cancer and other forms of cancer, involves the delivery of beta radiation via a "train" of several miniature sealed sources containing a beta-emitting radioisotope hydraulically delivered and retrieved via a catheter. Source wires with gamma-emitting radioactive tips have been used for some time in cancer therapy. Radioactive source wires and seed trains are used in conjunction with an afterloader, a specialized piece of equipment that may be computer controlled to automatically calculate treatment times, control movement of the source wire, and store and shield the source wire when not in use. Radioactive stents, which are similar to a conventional stent treated to emit radiation, are also in development.

     We believe there are a number of limitations and disadvantages to alternative radiation technologies for the treatment of restenosis:

     - Use of Gamma Radiation. Some competing technologies use gamma radiation, which, although potentially effective to treat restenosis, is much more penetrating and difficult to limit to the targeted area than beta radiation. Gamma radiation may damage a patient's healthy tissue during treatment. In addition, during gamma procedures, healthcare professionals must use cumbersome shielding and leave the treatment area to minimize their radiation exposure, a precaution not required with beta radiation. Also, treatment time is up to five times longer with gamma than with beta radiation.

     - Existing Beta Radiation Systems Require Large Amounts of
       Radiation. Competing products use beta radiation on a wire or in seeds which can be 1 to 2 millimeters away from the arterial wall. Consequently, these systems must use high levels of beta radiation activity to deliver a therapeutic dose at the arterial wall.

     - Wire and Seed-Based Systems are Difficult to Center Within the
       Artery. Because wire and seed-based systems are not apposed to the vessel wall, the radiation source must be centered within the artery, which may be difficult or impossible. If it is not centered, the source of radiation may be closer to one side of the arterial wall than to the other. Consequently, one side may receive too little radiation, which could increase rather than decrease cell proliferation, while the other side receives too much radiation, which may damage the arterial wall.

     - Wire and Seed Based Systems Require Calculation of Dwell-Time During the Procedure. Because of the differing sizes of the arteries and the depth of penetration, dwell-times, or the time the source irradiates the tissue to generate the prescribed dose, must be calculated during the procedure after making arterial measurements. Even if computerized, this adds significant procedure time and adds an additional source of potential procedural error.

     - Limited Capabilities for Small Coronary Arteries. Native coronary arteries range from 1.5 to 4.0 millimeters in diameter. All of the competitive vascular brachytherapy devices require a separate delivery catheter to provide access to the coronary anatomy prior to inserting the wire or seed-based device. The two device mechanism deployed in wire or seed-based procedures makes it difficult to access small coronary arteries that are less than 2.5 millimeters in diameter.

     - Limited Capability for Large Arteries. All of the competitive vascular brachytherapy devices are severely limited in treating blockages in large arteries such as peripheral arteries and CABG grafts. For example, the arteries in the femoral and iliac regions of the legs range from 5 to 12 millimeters in diameter. Using a wire or seed-based system in these arteries can be difficult because beta radiation penetrates approximately 2 to 4 millimeters from the radioactive source. Thus, for most patients, the arterial passage is too large for effective penetration of beta radiation. Although doctors can use gamma radiation to treat peripheral arteries, gamma radiation has the problems previously noted.

     - Expensive, Bulky Equipment. Competitive wire and seed-based devices require expensive and sometimes bulky equipment in order to safely house the radioactive agents. The expense of this equipment may increase the patient's cost of treatment. Some treatment facilities may view the bulk of the equipment as a drawback.

     - Difficult Handling and Disposal of Radioactive Material. Long-lived radioisotopes or devices with higher radiation activity may require special and expensive handling, transportation and storage.

     - Additional Training and More Complicated Procedures. Wire and seed-based systems require extensive training to use and calibrate their radiation delivery system. These systems also involve complicated procedures and use a guide wire and a catheter, or in other cases a centering balloon, dummy wire and then a radioactive wire.

     - Radioactive Stents Have Failed to Show Efficacy. Radioactive stents have failed to reduce the rate of restenosis in clinical trials despite testing of varying sizes of stents and varying amounts of radiation. Various clinical trials of a variety of radioactive stents have concluded that the arterial wall at the edges of the stent tend to block the artery, in what is known as the "candy-wrapper" effect. To date in clinical trials, radioactive stents have exhibited a candy-wrapper effect and have failed to show significant reduction in restenosis rates.

OUR RDX TECHNOLOGY SOLUTION

     Because it is the only method of vascular brachytherapy that was developed specifically to treat arterial restenosis and not derived from cancer treatment methods, we believe that the RDX system is a second generation vascular brachytherapy treatment. The RDX system enables solid form radioactive material of virtually any isotope to be integrated into the wall of the balloon material itself, which creates a radioactive balloon catheter. Our second generation approach combines the demonstrated benefits of beta radiation with the utility of direct blood vessel wall apposition associated with balloon deployment.

     Advantages of the RDX System

     We believe the RDX system provides the following advantages compared to competing technologies:

     - Highly Accurate Dose Delivery. The RDX system places the radiation source directly against, or apposed to, the arterial wall. This feature overcomes the problem of inconsistent dose delivery inherent with alternative vascular brachytherapy devices.

     - Approximately 80% Less Radiation Activity. The RDX system delivers a therapeutic dose with approximately 80% less total radiation activity compared to other radiation technologies. The RDX system requires less radiation activity because, unlike competing systems, the radioactive source is apposed to the arterial wall.

     - No Costly Capital Equipment. The RDX system does not require expensive capital equipment, such as an afterloader system, nor does it require extensive radiation shielding. The afterloader system stores, delivers and computes the dwell time to deliver the appropriate radiation dose to the treatment site. Our system consists of a catheter with a plastic shield that covers the beta radiation source.

     - Ease of Dwell-Time Calculation. With the RDX system, the dwell-time is calculated at the time of manufacture and printed on the package. With other devices, a dwell-time must be calculated during the procedure for each vessel size to deliver the correct dose.

     - Capable of Treating Small Vessels. Coronary arteries range from 1.5 to
       4.0 millimeters in diameter. Many competing systems cannot treat coronary arteries smaller than 2.5 millimeters in diameter due to the large size or multiple components. We can make the RDX system with small balloon sizes, giving it the capability to treat smaller and more tortuous vessels.

     - Capable of Treating Large Vessels. Beta radiation falls off rapidly the farther it travels from the source. Small diameter radiation sources centered in large arteries cannot treat these vessels effectively because the radiation dose is too weak by the time it reaches the target area. The RDX system overcomes this limitation by placing the radiation source against the vessel surface.

     - Easy to Use and Disposable. The RDX system is simple, easy to use and disposable. The RDX system is similar to other types of catheters interventional cardiologists are familiar with and accustomed to using. In addition, the hospital disposes of the source as normal medical waste after holding the radioactive source balloon for approximately one year.

     - Safe to Use. The RDX system double balloon construction protects and contains the radiation in the solid film substrate during use. Also, the use of the beta isotope as a radiation source with less total radiation activity than competing devices increases the safety of the RDX system for patients, physicians and hospital personnel.
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     - Overcomes Barriers to Treatment. The RDX system effectively delivers radiation treatment through barriers such as stents or calcium deposits due to the close proximity of the radioactive source to the artery wall.

     - Potentially Useful in a Wide Variety of Vascular Applications. In addition to coronary and peripheral vascular disease, the RDX system is potentially useful in other vascular applications such as renal arteries, carotid arteries and kidney dialysis grafts because of its ability to deploy radiation regardless of vessel size by using larger or smaller balloons. This could broaden the clinical utility and market potential for the RDX system.

PRODUCTS

     The RDX System

     Device description. The RDX system is a patented device that we believe represents a second generation radiation delivery technology for use in vascular brachytherapy. The RDX system is unique among devices developed for this purpose due to its use of a radioactive source carried by a balloon. Our innovative RDX system is fabricated by encapsulating, or sandwiching, a radioactive film source within two balloon membranes. The two balloon membranes isolate the source from direct contact with the patient and the inflation media, thereby fully containing the isotope. The source element is a thin film containing solid state Phosphorous-32, or (32)P. (32)P is a pure beta emitter, with a half-life of 14.3 days.

     A customized plastic shield approximately 2.0 centimeters in diameter covers the radioactive portion of the catheter. Plastic is an effective shield for beta isotopes. Dose rates measured on the surface of the shield while the balloon is in the shield are less than the hand dose received from other medical equipment typically used in a catheterization procedure. The radiation is low enough that the RDX system can be packaged in a standard catheter kit and shipped via overnight delivery. The shield serves both to protect personnel from radiation while the device is not in use, and to introduce the device into the guiding catheter. We are developing the RDX system in a variety of balloon diameters and source lengths for coronary and peripheral treatment applications. We designed the RDX system's catheter to allow for its configuration in both over-the-wire and rapid-exchange format, the two methods used to deploy angioplasty balloons.

     The RDX System Treatment Procedure. The RDX system is approximately as flexible as a conventional PTCA catheter, and delivers the balloon radiation source to the lesion site the same way as a conventional balloon catheter. The RDX system does not require any custom guides, catheters or wires for use. Prior to using the RDX system, the cardiologist completes the primary revascularization procedure, leaving the guidewire across the lesion.

     The cardiologist introduces the RDX system into the patient and advances it to the treatment site in a manner similar to any PTCA catheter. Once in place, low pressure inflation of the balloon at two atmospheres deploys the source directly against the internal wall of the vessel. After leaving the RDX catheter in place for the dwell time, which is pre-printed on the package, to achieve the correct dose, the cardiologist deflates the balloon and withdraws the source back into the shield.

     For disposal, the source portion is cut off of the catheter into a shielded container, and the balance of the catheter is disposed of as normal medical waste. Approximately one year later, the medical facility disposes of the source portion as normal medical waste.

     RDX System Product Pipeline. We are developing an RDX system to treat peripheral vascular disease. In addition, in July 2000 the U.S. Patent and Trademark Office notified us that we will receive a patent for combining a stent on the same catheter as an RDX system for delivering radiation to the coronary or peripheral vasculature. This patent application includes claims that cover the RDX system to perform an angioplasty procedure, deliver a stent and deliver radiation to the treated blood vessel site. We intend to initiate a program to develop the RDX system for this application.

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     Existing Catheter and Stent Products

     We manufacture a number of coronary integrated stent delivery systems. In addition, using our patented Focus technology we have created angioplasty balloons that expand to different sizes, permitting cardiologists to deliver stents and perform other interventional procedures in blood vessels of varying diameters and anatomical locations. This design enables cardiologists to avoid the costs and difficulties of inflating multiple balloons to treat blood vessels of varying diameters. In June 1998, we licensed our Focus technology to Guidant for use in stent delivery as part of a long term technology license agreement.

CLINICAL TRIALS

     Our RDX Clinical Trials

     We currently are conducting two clinical trials in the United States and Europe to obtain regulatory approval to market the RDX system, the Beta Radiation Trial to Eliminate Restenosis, or BETTER, clinical study in Europe and the Beta Radiation to Reduce In-Stent Restenosis, or BRITE, clinical study in the United States. The BETTER study is designed to provide us with the data we need to obtain CE Mark approval and commercialize the RDX system in Europe and other foreign countries. We expect that data from both trials will support our pre-market approval applications to the FDA to market our device in the United States. We also have announced plans to conduct two additional studies, the first for restenosis in small arteries and the second for restenosis in CABG grafts. The treatment of these indications represents approximately 25% to 30% of the procedures performed by interventional cardiologists on a worldwide basis.

     BETTER Clinical Study. We continue to enroll patients in the multi-center European BETTER study testing the ability of the RDX system to prevent restenosis in a wide variety of patients following conventional balloon angioplasty and/or coronary stenting. We have enrolled more than 130 patients in this study thus far. We have completed the required enrollment and submitted an application for CE Mark approval on August 30, 2000. Following CE Mark approval, we expect to begin marketing the RDX system in Europe and other regions during the first half of 2001.

     In August 2000, we released preliminary data from 99 of the patients in the BETTER study. Restenosis occurred within the treated artery in approximately 12 percent of these patients. In a subgroup of 24 patients treated for in-stent restenosis, restenosis occurred in one patient. These results are preliminary and not necessarily indicative of the final results that may be shown upon completion of the study.

     BRITE Clinical Study. The objective of the U.S. multi-center BRITE study is to evaluate the safety and efficacy of the RDX system in preventing the recurrence of restenosis in patients who have received stents. We began Phase I in February 2000 and have now completed the enrollment and the initial one-month evaluation of each patient included in this phase of the study. We will continue to evaluate diagnostically the patients treated with the RDX system in Phase I for six months. In August 2000, we submitted technical documentation and data from both the BETTER and the BRITE clinical studies to the FDA and requested approval to begin the final randomized, controlled phase of the BRITE study.

     Small Coronary Artery Trial. This multinational clinical trial is designed to prove the value of the RDX system in reducing restenosis within smaller coronary arteries. This trial targets patients with atherosclerotic disease in smaller coronary arteries of less than 3.0 millimeters in diameter. Following either conventional balloon angioplasty or coronary stenting, these smaller arteries are highly susceptible to restenosis. We believe that the RDX catheter is ideal for the treatment of such difficult to treat small coronary arteries. This study will require approximately 18 to 24 months for completion. To our knowledge, the RDX system is the only vascular brachytherapy system in a randomized clinical trial to treat such patients.

     Restenosis in CABG Patients Trial. In August 2000, we filed a supplement to our existing investigational device exemption, or IDE, with the FDA to initiate a clinical trial to prove the safety and efficacy of the RDX system in reducing restenosis in CABG patients. This clinical study will include

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

patients who have undergone a coronary bypass surgical procedure and, following a diagnosis of a blockage in one of the bypass grafts, require further interventional treatment. The vessels in such patients are larger than normal coronary arteries and are 3.5 to 6.0 millimeters in size. We believe we can design the RDX system to treat arteries of any size by using different size balloons. Therefore, these graft patients are excellent candidates for treatment with the RDX system. We expect to complete the initial phase of this study in early 2001.

     Other Clinical Trials of Beta Radiation Brachytherapy

     In addition to the four clinical trials we are sponsoring or soon will sponsor, other clinical trials have demonstrated that beta radiation is a useful treatment for restenosis. Third parties are conducting and have completed clinical trials of other vascular brachytherapy devices. Two of the more significant trials are the Stents and Radiation Therapy, or START, trial and the Proliferation Reduction with Vascular Energy Trial, or PREVENT, trial. These trials indicate that beta radiation sources are safe and effective in reducing restenosis following an interventional procedure in the coronary vasculature.

     START Trial. In March 2000, the results from the START trial were released. This trial included 476 patients at 50 clinical sites in North America and Europe and studied the safety and effectiveness of a system for delivering beta radiation sources to the site of in-stent restenosis in a coronary artery. The START trial is the only beta trial reporting randomized results. The START trial results showed the following statistically significant results for patients with in-stent restenosis treated with seed-based beta radiation when compared to patients treated with placebo:

     - 34% reduction in the rate of target vessel revascularization, or requirement for repeat procedures in the treated vessel;

     - 66% decrease in rate of restenosis at the stented portion of the treated artery;

     - 36% reduction in the rate of restenosis at a longer section of the artery, beyond the area treated with radiation or revascularization methods; and

     - 31% decrease in the rate of major, adverse cardiac events.

     PREVENT Trial. The PREVENT trial evaluated the clinical safety and angiographic efficacy of a (32)P wire system for the prevention of restenosis. The trial enrolled approximately 18 patients into a placebo group and approximately 55 patients in a group treated with three different (32)P dose levels. The PREVENT trial demonstrated a significant reduction in the target lesion restenosis rates within radiated vessels.

MANUFACTURING

     The RDX System. We manufacture the base catheter of the RDX system at our facilities in Irvine, California. In Europe, we have an agreement with Bebig to activate the radioactive sources and complete final assembly of the RDX system. Pursuant to a two year manufacturing agreement that is renewable three times for subsequent two-year terms, Bebig will perform final assembly with our proprietary equipment and proprietary processes. Bebig has not produced any units for us under the manufacturing agreement as we are still in the process of setting up the Bebig facility. In the United States, we expect to enter into a similar agreement. Currently, all radioactive source manufacture and final assembly have been produced by a U.S.-based, licensed radiation facility. Regulations require that a licensed facility must perform the handling of radioactive materials. We do not have and do not intend to pursue such a license, and therefore we contract with outside facilities to handle radioactive materials for us.

     Due to the shelf-life of the RDX system, it is critical to manufacture and ship these products as close to the date of use as possible. Moreover, coordination among us, the contract manufacturer, the shipping carrier and the end user is necessary in order to reduce product waste. Because radioactive sources must travel from one licensed facility to another licensed facility, the source manufacturer, such as Bebig, will be responsible for warehousing the final RDX system and shipping it to the end user.

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

     Catheter and Stent Products. With the exception of final assembly and sterilization procedures for those products designed to be sold only outside the United States, we produce all of our current products at our facilities in Irvine, California.

     We fabricate certain proprietary components, then assemble, inspect, test and package all components into finished products. By designing and assembling our catheter products, we believe we are better able to control quality and costs, limit third-party access to our proprietary technology, and manage manufacturing process enhancements and new product introductions. In addition, we purchase many standard and custom-built components from independent suppliers and subcontract certain processes from independent vendors. Most of these components and processes are available from more than one vendor.

     We have obtained the right to affix the CE Mark to all of our products currently sold in the countries of the European Economic Area and Switzerland. As part of the CE Mark process, we also received ISO 9001/EN46001 certification with respect to the manufacturing of all of our currently marketed products. We have undergone and expect to continue to undergo regular QSR and ISO 9001 inspections in connection with the manufacture of our products at our facilities.

MARKETING AND SALES

     We are developing the RDX system for commercial marketing and sale in domestic and international markets. We presently are exploring distribution strategies for the RDX system in both domestic and international markets. These strategies include establishing a direct sales force and partnering with a major device manufacturer. Our present intention is to develop our own direct sales and marketing capabilities and continue to evaluate alternative strategies.

     Pursuant to our sub-license agreement with Bebig, we must pay a minimum annual license fee beginning in July 2000 and royalty fees for any products sold by us worldwide that incorporate the licensed technology. The sub-license is subject to renewal, without cost, through the expiration dates of the patents.

     We currently sell our PTCA catheters and coronary stent systems through medical device distributors and direct sales personnel. Our existing products are sold primarily in international markets. However, some of our products are not available in each market due to regulatory and intellectual property restrictions. Our most important distribution agreements and licensing arrangements are with Guidant, Cathex and Cosmotec.

     Guidant Corporation. In June 1998, we entered into a technology license agreement with Guidant, an international interventional cardiology products company, granting them a 10 year license to manufacture and distribute stent delivery products using our Focus technology. Under this agreement, we have received certain milestone payments based upon the transfer of the technological knowledge to Guidant and royalty payments based upon Guidant's sales of products using Focus technology. During 1999, we received $2.0 million in milestone payments and recorded the minimum annual royalty of $250,000. No additional milestone payments are due under the agreement, but royalties are due as long as the agreement is in effect.

     Cathex. We entered into an exclusive distribution agreement in Japan with Cathex in May 1997 which terminates in January 2001. Sales to Cathex accounted for 16% of total revenues in 1997, 22% of total revenues in 1998 and 6% of total revenues in 1999.

     Cosmotec Co., Ltd. In June 1999, we granted Cosmotec of Japan distribution rights to market our vascular radiation therapy products in Japan. We received an upfront cash payment and are recognizing the income over the seven-year term of the distribution agreement. We also received $1.0 million from Cosmotec for a debenture issued in June 2000. As part of this transaction, in August 1999 we acquired a 51% interest, for $233,000, in a joint venture named Radiatec, with an affiliate of Cosmotec to gain regulatory approval of and provide distribution for the RDX system in Japan.

     In 1998 and 1999, we reduced our U.S. sales force and did not actively promote our products in the United States due to regulatory approval requirements, the competitive environment and our decision to

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

focus our efforts on the development of the RDX system. Due to the licensing in June 1998 of the technology upon which our currently-marketed products are based, and the sale of our vascular access product line and related assets in January 1999, our product sales were substantially lower in 1999 compared with 1998, and we expect them to decrease further in 2000.

PATENTS AND PROPRIETARY INFORMATION

     We own one issued United States patent and hold a non-exclusive license to a second issued United States patent along with its issued German counterpart, covering the present design of the RDX system. All three issued patents relate to radiation delivery catheters in which the radioisotope is carried by an inflatable balloon for positioning against a vessel wall. We own two additional issued United States patents relating to radiation delivery systems which are not incorporated in the present design of the RDX system.

     In July 1999, we entered into a three-year technology sub-license agreement with Bebig for non-exclusive rights to the Hehrlein patents for radiation technology. Pursuant to this sub-license agreement, we must pay to Bebig a minimum annual license fee beginning in July 2000, and royalty fees for any products sold by us worldwide that incorporate the licensed technology. The sub-license is subject to renewal at our option, without cost, through the expiration dates of the patents.


     Including the patents and rights to the RDX system and radiation delivery, we own or have the rights to 28 issued U.S. patents, one issued European patent and two Japanese patents covering certain aspects of our technologies. Our policy is to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications to protect technology, inventions and improvements that are important to the development of our business. We cannot assure you that any issued patents will provide competitive advantages for our products or that they will not be challenged or circumvented by our competitors.


COMPETITION

     We believe that the primary competitive factors in the market for interventional cardiology devices are:

     - clinical effectiveness;

     - product safety;

     - catheter size;

     - flexibility and trackability;

     - ease of use;

     - reliability;

     - price;

     - availability of third-party reimbursement;

     - distribution capability;

     - time necessary to develop products successfully; and

     - ability to receive regulatory approval.

     Radioactive source wires or seed trains represent the most common competitive approach. Three companies are analyzing the effectiveness of this type of technology in treating in-stent restenosis. Johnson & Johnson submitted a pre-market approval application to the FDA in June 1999 for the use of a manually advanced gamma radiation wire system. This application was based on the results of three recently concluded clinical trials, all of which demonstrated a substantial reduction in restenosis. This system is available in Europe, but Johnson & Johnson has not yet announced FDA approval for its wire-based system in the U.S. Guidant's beta radiation wire-based system is available in Europe, and Guidant has completed enrollment in a trial data relating to its beta wire/afterloader system. Guidant
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presently is in the follow-up stage with respect to this trial. Novoste's beta radiation seed-based system is available in Europe. Novoste has completed its START trial. In April 2000, Novoste submitted a pre-market approval application to the FDA and in September 2000, received FDA Advisory Panel approval.


     Guidant is developing a beta radiation coronary stent and recently initiated a 30-patient feasibility trial to study the safety of its device. Johnson & Johnson also has developed a radioactive stent that has been evaluated in several clinical trials but is not being marketed currently.

     Our catheters, stents and other products compete with catheters and stents marketed by a number of manufacturers, including Guidant, Johnson & Johnson, Medtronic and Boston Scientific. We also compete with manufacturers of other catheter-based atherectomy devices, vascular stents and pharmaceutical products intended to treat vascular disease. We believe that many of the purchasers and potential purchasers of our current products prefer to purchase catheter and stent products from a single source. Accordingly, many of our competitors, because of their size and range of product offerings, have a competitive advantage over us.

     Although we believe we compete favorably overall with respect to most competitive factors, most of our competitors have substantially greater capital resources than we do and also have greater resources and expertise in the areas of research and development, obtaining regulatory approvals, manufacturing and marketing. We cannot assure you that competitors and potential competitors will not succeed in developing, marketing and distributing technologies and products that are more effective than those we will develop and market or that would render our technology and products obsolete or noncompetitive. Additionally, many of the competitors have the capability to bundle a wide variety of products in sales to cath labs. We may be unable to compete effectively against such competitors and other potential competitors in terms of manufacturing, marketing and sales.

     Any product we develop that gains regulatory clearance or approval will have to compete for market acceptance and market share. An important factor in such competition may be the timing of market introduction of competitive products. Accordingly, we expect the relative speed with which we can develop products, gain regulatory approval and reimbursement acceptance and supply commercial quantities of the product to the market to be an important competitive factor. In addition, we believe that the primary competitive factors for products addressing restenosis include safety, efficacy, ease of use, reliability, suitability for use in cath labs, service and price. We also believe that physician relationships, especially relationships with leaders in the interventional cardiology community, are important competitive factors.

THIRD-PARTY REIMBURSEMENT

     In the United States, our products are purchased primarily by medical institutions, which then bill various third-party payors, such as Medicare, Medicaid, and other government programs and private insurance plans, for the healthcare services provided to patients. Government agencies, private insurers and other payors determine whether to provide coverage for a particular procedure and reimburse hospitals for medical treatment at a fixed rate based on the diagnosis-related group established by the U.S. Healthcare Finance Administration. The fixed rate of reimbursement is based on the procedure performed, and is unrelated to the specific devices used in that procedure.

     If a procedure is not covered by a diagnosis-related group, payors may deny reimbursement. In addition, some payors may deny reimbursement if they determine that the device used in a treatment was unnecessary, inappropriate or not cost-effective, experimental or used for a non-approved indication. Reimbursement of interventional procedures utilizing our products is currently covered under a diagnosis-related group. We cannot assure you that reimbursement for such procedures will continue to be available to hospitals and other users of our products, or that future reimbursement policies of payors will not hamper our ability to sell our products on a profitable basis.

     Outside the United States, market acceptance of the RDX system depends partly upon the availability of reimbursement within the prevailing healthcare payment systems. Reimbursement systems vary

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significantly by country, and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. Reimbursement is obtained from a variety of sources, including government sponsored healthcare and private health insurance plans.

     Some countries have centrally organized healthcare systems, but in most cases there is a degree of regional autonomy either in deciding whether to pay for a particular procedure or in setting the reimbursement level. The manner in which new devices enter the healthcare system depends on the system: there may be a national appraisal process leading to a new procedure or product coding, or it may be a local decision made by the relevant hospital department. The latter is particularly the case where a global payment is made that does not detail specific technologies used in the treatment of a patient. Most foreign countries also have private insurance plans that may reimburse patients for alternative therapies. Although not as prevalent as in the United States, managed care is gaining prevalence in certain European countries.

     We will seek international reimbursement approvals, although we may fail to obtain such approvals in a timely manner or at all. We believe that reimbursement in the future will be subject to increased restrictions such as those described above, both in the United States and in other countries. The general escalation in medical costs has led to and probably will continue to create increased pressures on the healthcare providers, to reduce the cost of products and services, including products our products. If third-party reimbursements are inadequate to provide us with a profit on our products, efforts to develop and market our products may fail.

GOVERNMENT REGULATION

     The manufacturing and marketing of our products are subject to extensive and rigorous government regulation in the United States and in other countries. Prior to commercialization, new products must meet rigorous governmental agency requirements for pre-clinical and clinical testing and patient follow-up. Federal regulations control the ongoing safety, efficacy, manufacture, storage, labeling, record-keeping, and marketing of all medical devices. We cannot sell or market our existing products or the RDX system without U.S. and foreign approvals.

     If a medical device manufacturer establishes that a newly developed device is "substantially equivalent" to a legally marketed Class I or Class II device, or to a Class III device that the Food and Drug Administration, or FDA, has not called for a pre-market approval application, or PMA, the manufacturer may seek clearance from the FDA to market the device by filing a premarket notification with the FDA under Section 510(k) of the Federal Food, Drug, and Cosmetic Act. All of the 510(k) clearances received for our catheters were based on substantial equivalence to legally marketed devices. We cannot assure you that the FDA will grant us timely 510(k) clearance for any of our future products or significant modifications of our existing products. In addition, if the FDA has concerns about the safety or effectiveness of any of our products, it could act to withdraw approval or clearances of those products or request that we present additional data.

     If substantial equivalence cannot be established, or if the FDA determines the device or the particular application for the device requires a more rigorous review to assure safety and effectiveness, the FDA will require the manufacturer to submit a PMA which must be reviewed and approved by the FDA prior to sales and marketing of the device in the United States. The PMA process is significantly more complex, expensive and time consuming than the 510(k) clearance process and typically requires the submission of clinical data. The PMA process may require as many as 1,000 patients, depending on indications, with at least one year follow-up. The RDX system and other products under development will be subject to this PMA process over the next two to three years, depending upon many factors including the number of patients and the follow-up period required. In addition to the FDA, we expect to file an application with the Ministry of Health and Welfare in Japan. This procedure requires completion of 60 to 100 patients in two to three Japanese clinical investigation sites. We expect the Japanese approval process to take approximately 18 to 24 months.

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     Because the RDX system utilizes radiation sources, its manufacture, distribution, transportation import/export, use and disposal are subject to federal, state and/or local laws and regulations relating to the use and handling of radioactive materials. Specifically, we will need to obtain approval from the U.S. Nuclear Regulatory Commission, or NRC, or an equivalent state agency, of our radiation sources for certain medical uses to distribute the radiation sources commercially to licensed recipients in the United States. In addition, we and/or our supplier of radiation sources must obtain a specific license from the NRC to distribute such radiation sources commercially as well as comply with all applicable regulations. We and/or our supplier of radiation sources also must comply with NRC and U.S. Department of Transportation regulations on the labeling and packaging requirements for shipment of radiation sources to hospitals or other users of the RDX system. In addition, hospitals may be required to obtain or expand their licenses to use and handle beta radiation prior to receiving radiation sources for use in the RDX system. We expect to comply with comparable radiation regulatory requirements and/or approvals in markets outside the United States.

     FDA regulations require us to register as a medical device manufacturer with the FDA. Additionally, the California Department of Health Services, or CDHS, requires us to register as a medical device manufacturer within the state. Because of this, the FDA and the CDHS inspect us on a routine basis for compliance with QSR regulations. These regulations require that we manufacture our products and maintain related documentation in a prescribed manner with respect to manufacturing, testing and control activities. We have undergone and expect to continue to undergo regular QSR inspections in connection with the manufacture of our products at our facilities. Further, the FDA requires us to comply with various FDA regulations regarding labeling. The Medical Device Reporting laws and regulations require us to provide information to the FDA on deaths or serious injuries alleged to have been associated with the use of our devices, as well as product malfunctions that likely would cause or contribute to death or serious injury if the malfunction were to recur. In addition, the FDA prohibits an approved device from being marketed for unapproved applications. We have received FDA approval to market the catheters which utilize our Focus technology, for coronary balloon angioplasty. These catheters are marketed outside the United States for use in stent deployment. However, without specific FDA approval for stent deployment, these catheters may not be marketed by us in the United States for such use. As we licensed the Focus technology to Guidant in June 1998, we have no plans to seek said FDA approval for stent deployment.

     Failure to comply with applicable regulatory requirements can, among other consequences, result in fines, injunctions, civil penalties, suspensions or loss of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. In addition, government regulations may be established in the future that could prevent or delay regulatory clearance or approval of our products. Delays in receipt of clearances or approvals, failure to receive clearances or approvals or the loss of previously received clearances or approvals would have a material adverse effect on our business, financial condition and results of operations.

     We are subject to other federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices. We cannot accurately predict the extent of government regulation that might result from any future legislation or administrative action. Failure to comply with regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

     International sales of our products are subject to the regulatory requirements in many countries. The regulatory review process varies from country to country and may in some cases require the submission of clinical data. We typically rely on our distributors in such foreign countries to obtain the requisite regulatory approvals. We cannot assure you, however, we will obtain such approvals on a timely basis or at all. In addition, the FDA must approve the export to certain countries of devices which require a PMA but are not yet approved domestically.

     In order to sell our products within Europe, we must comply with the requirements of the Medical Devices Directive, or MDD, and affix the CE Mark on our products to attest to such compliance. To

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achieve compliance, our products must meet the "Essential Requirements" of the
MDD relating to safety and performance and we must successfully undergo verification of our regulatory compliance, or conformity assessment, by a Notified Body selected by us. The level of scrutiny of such assessment depends on the regulatory class of the product, and many of our coronary products are currently in Class III, the highest risk class, and therefore subject to the most rigorous controls.

     In December 1996, we received ISO 9001/EN46001 certification from our Notified Body with respect to the manufacturing of all of our products in our Irvine facilities. Our contracted manufacturing facility in The Netherlands received such certification in 1993. This certification demonstrates that we manufacture our products in accordance with certain international quality requirements. A manufacturer must receive ISO 9001/EN46001 certification prior to applying for the CE Mark of specific products. In January 1998, we obtained the right to affix the CE Mark to all of our products currently sold in Europe. We are subject to continued supervision by our Notified Body and will be required to report any serious adverse incidents to the appropriate authorities. We also must comply with additional requirements of individual nations. Failure to maintain compliance required for the CE Mark could have a material adverse effect upon our business, financial condition and results of operations. We cannot assure you that we will be able to achieve or maintain such compliance on all or any of our products or that we will be able to produce our products timely and profitably while complying with the MDD and other regulatory requirements.

     On August 30, 2000, we filed an application for CE Mark approval of the RDX system. Following CE Mark approval, we expect to begin marketing the RDX system in Europe and other regions during the first half of 2001.

PRODUCT LIABILITY

     We face the risk of financial exposure to product liability claims. Our products are often used in situations in which there is a high risk of serious injury or death. Such risks will exist even with respect to those products that have received, or in the future may receive, regulatory approval for commercial sale. We are currently covered under a product liability insurance policy with coverage limits of $10.0 million per occurrence and $10.0 million per year in the aggregate. We cannot assure you that our product liability insurance is adequate or that such insurance coverage will remain available at acceptable costs. We also cannot assure you that we will not incur significant product liability claims in the future. A successful claim brought against us in excess of its insurance coverage could have a material adverse effect on our business, financial condition and results of operations. Additionally, adverse product liability actions could negatively affect the reputation and sales of our products and our ability to obtain and maintain regulatory approval for our products, as well as substantially divert the time and effort of management away from our operations.

EMPLOYEES

     As of September 6, 2000, we had 60 employees, including 29 in manufacturing, 20 in research, development, and regulatory and clinical affairs, 3 in sales and marketing and 8 in administration. We believe that the success of our business will depend, in part, on our ability to attract and retain qualified personnel. Our employees are not subject to a collective bargaining agreement, and we believe we have good relations with our employees.

RESEARCH AND DEVELOPMENT

     We spent $8.6 million in fiscal year 1999, $8.0 million in fiscal year 1998, and $7.0 million in fiscal year 1997 on research and development.

PROPERTIES

     Currently, we lease facilities aggregating approximately 28,000 square feet in Irvine, California under various lease agreements, most of which expire in May 2001. We signed an amendment to our lease extending the lease through October 2003. We believe that our facilities are adequate to meet requirements through the term of our lease.

LEGAL PROCEEDINGS

     On September 15, 1999, EndoSonics Corporation filed a complaint for declaratory relief in the Superior Court in Orange County, California, relating to the EndoSonics license agreement. EndoSonics is seeking a declaratory judgement that the EndoSonics agreement entitles EndoSonics to place a stent on the licensed catheters, when used in a procedure with an EndoSonics ultrasound transducer. We believe that EndoSonics is authorized only to use the Focus technology with the EndoSonics ultrasound transducer and not also with a stent.

     We have filed an answer, and discovery is continuing. If EndoSonics prevails in their suit, EndoSonics may choose to market and sell stents that use the technology we licensed to Guidant. If this happens, Guidant may claim damages attributable to any sales of those stents in the United States or may choose to renegotiate the terms of its license with us. Although the outcome of the matter cannot be predicted with any certainty, we believe that this matter will not have a material adverse effect on our financial position or operating results.

     We are a party to other ordinary disputes arising in the normal course of business. Management is of the opinion that the outcome of these matters will not have a material adverse effect on our consolidated financial position.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information as of September 6, 2000 with respect to our executive officers and directors:

                NAME                   AGE                           POSITION
                ----                   ---                           --------
Michael R. Henson....................  54     Chairman of the Board of Directors and Chief Executive
                                              Officer
Jeffrey H. Thiel.....................  44     President and Chief Operating Officer
Stephen R. Kroll.....................  53     Vice President, Finance and Administration, Chief
                                              Financial Officer and Corporate Secretary
Joseph A. Bishop.....................  36     Vice President, Operations
Edward F. Smith, III, Ph.D...........  47     Vice President, Research and Development
Brett A. Trauthen....................  38     Vice President, Clinical Development
Franklin D. Brown....................  56     Director
Maurice Buchbinder, M.D..............  47     Director
William G. Davis.....................  68     Director
Edward M. Leonard....................  58     Director
Jeffrey F. O'Donnell.................  40     Director
Gerard von Hoffmann..................  44     Director

     Michael R. Henson. Mr. Henson joined us in February 1992 as President, Chief Executive Officer and Chairman of our board of directors, and currently serves as Chief Executive Officer and Chairman of our board of directors. From June 1997 until March 1999, Mr. Henson served as the Chairman of our board of directors, and as the Chairman of the board of directors, Chief Executive Officer and President of the former Radiance Medical Systems, Inc. From 1988 to February 1995, Mr. Henson served as the Chief Executive Officer of EndoSonics Corporation and, from February 1993 to November 1996, as Chairman of the board of directors. From April 1983 to February 1988, Mr. Henson served as President and Chief Executive Officer of Trimedyne, Inc., a manufacturer of medical lasers and catheters. Mr. Henson also serves on the board of directors of three private medical device companies, Endologix, Inc., Anchor Medical Technologies, Inc. and Micrus Corporation.

     Jeffrey H. Thiel. Mr. Thiel joined us in October 1996 and serves as our President and Chief Operating Officer. From February 1999 to September 1999, Mr. Thiel served as our Executive Vice President, and from October 1996 to February 1999 as Vice President, Operations. From May 1995 to October 1996, Mr. Thiel served as Director of Operations of BEI Medical Systems. Mr. Thiel also serves on the board of directors of Micrus Corporation.

     Stephen R. Kroll. Mr. Kroll joined us in April 1998 as and serves as our Vice President, Finance and Administration, Chief Financial Officer and Corporate Secretary. From May 1989 until May 1991, Mr. Kroll served as Vice President, Finance and Corporate Secretary, and from May 1991 until March 1997 as Vice President, Administration and Corporate Secretary for Viking Office Products.

     Joseph A. Bishop. Mr. Bishop joined us in August 1996 and serves as our Vice President, Operations. From May 1998 to August 2000, Mr. Bishop served as our Director of Manufacturing and from August 1996 to May 1998, held several management and engineering positions. Prior to joining us, Mr. Bishop held several manufacturing supervision positions with Guidant Corporation from June 1986 to August 1996.

     Edward F. Smith, III, Ph.D. Dr. Smith joined us in October 1999 and serves as Vice President, Research and Development. From November 1992 to July 1999, Dr. Smith was employed by Mallinkrodt, Inc., and served as Director, Endovascular Research and Development from July 1995 to July 1999, and as Associate Director, Cardiology Therapeutics Research and Development from November 1992 to June 1995.

     Brett A. Trauthen. Mr. Trauthen joined us in January 1999 following our merger with the former Radiance and serves as Director of Research and Development and Engineering. From January 1999 to September 1999, Mr. Trauthen has served as our Vice President of Clinical Development. From September 1997 to January 1999, Mr. Trauthen served as Director of Research and Development and Engineering for the former Radiance. From 1995 to August 1997, Mr. Trauthen held various operations and executive staff positions with Applied Medical Resources Corporation.

     Franklin D. Brown. Mr. Brown joined us as a director in 1997. Mr. Brown is the President and Chief Executive Officer of Endologix, Inc. From October 1994 until the sale of the company in September 1997, Mr. Brown served as Chairman, President and Chief Executive Officer at Imagyn Medical, Inc. From 1986 until the sale of the company in 1994, Mr. Brown served as President and Chief Executive Officer of Pharmacia Deltec, Inc., an ambulatory drug delivery company. Mr. Brown also serves on the boards of directors of Xillix Technologies and Bridge Medical.

     Maurice Buchbinder, M.D. Dr. Buchbinder joined us as a director in January 1999, following our merger with the former Radiance. Dr. Buchbinder was a co-founder and member of the board of directors of the former Radiance from August 1997 to January 1999. Since 1995, Dr. Buchbinder has served as the Director of Interventional Cardiology at Sharp Memorial Hospital, San Diego, California and as the Director of Interventional Cardiology at the Foundation for Cardiovascular Research, Scripps Memorial Hospital, La Jolla, California. From 1985 to 1995, Dr. Buchbinder served at various intervals as the Professor of Medicine and the Associate Professor of Medicine, Cardiology Division, UCSD Medical Center, San Diego, California. Dr. Buchbinder is Board certified, Diplomat, from the American Board of Cardiovascular Diseases and the American Board of Internal Medicine.

     William G. Davis. Mr. Davis joined us as a director in 1995. Mr. Davis is an independent business consultant. From 1957 to 1984, Mr. Davis was employed by Eli Lilly and Company, a diversified healthcare company, where he served as Executive Vice President, Eli Lilly International Corporation, from 1972 to 1975, Executive Vice President, Pharmaceutical Division, from 1975 to 1982, and President, Medical Instrument Systems Division, from 1982 until his retirement in 1984.

     Edward M. Leonard. Mr. Leonard joined us as a director in 1996. Mr. Leonard has been a Managing Director of Broadview International LLC, an investment bank specializing in mergers and acquisitions for information technology companies, since September 1997. From 1978 to September 1997, Mr. Leonard was a partner in the law firm of Brobeck, Phleger & Harrison.

     Jeffrey F. O'Donnell. Mr. O'Donnell joined us as a director in 1999. Mr. O'Donnell has served as President and Chief Executive Officer of PhotoMedex since November 1999. From March 1999 to November 1999, Mr. O'Donnell served as the President and Chief Executive Officer of X-SITE Medical. Mr. O'Donnell served as our President from January 1998 until March 1999, and Chief Executive Officer from June 1998 until March 1999. From November 1995 to January 1998, Mr. O'Donnell served as our Vice President, Sales and Marketing. From January 1994 to May 1995, Mr. O'Donnell served as the President and Chief Executive Officer of Kensey Nash Corporation, a diversified medical device company. Mr. O'Donnell is a member of the board of directors of Escalon Medical Corporation, a manufacturer and distributor of cardiovascular and ophthalmology devices.

     Gerard von Hoffmann. Mr. von Hoffmann joined us as a director in April 1996. He has been with the law firm of Knobbe, Martens, Olson & Bear LLP, our patent counsel, since 1986 and has been a partner since 1989. Mr. von Hoffmann also serves on the board of directors of two privately-held medical device companies, Anchor Medical Technologies, Inc. and NeoMatrix, Inc.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Former Radiance Merger

     On November 3, 1998, we signed a merger agreement with the former Radiance, pursuant to which the former Radiance agreed to merge with and into our wholly-owned subsidiary. The merger was approved by our stockholders and completed on January 14, 1999. Pursuant to the merger, we paid the stockholders of the former Radiance approximately $6.9 million in stock, $692,000 in cash, and $1.1 million in common stock options to acquire the portion of the former Radiance that we did not already own. The equity portion of the merger consideration consisted of an aggregate of 1,900,157 shares of our common stock and 317,776 options at an exercise price of $0.11 per share.

     As part of the merger consideration, the former Radiance stockholders and optionholders may still receive product development milestone payments of up to $1.71 for each share of former Radiance preferred stock and $2.56 for each share of former Radiance common stock held prior to the merger. These payments may be increased up to 30%, or reduced or eliminated if the milestones are reached earlier or later, respectively, than the milestone target dates. The milestones represent important steps in the FDA and European approval process. The first milestone was not achieved, and the second milestone is behind schedule.

     In connection with our merger agreement with the former Radiance, some of our officers and directors who were officers, directors or stockholders of the former Radiance received shares of our stock as merger consideration for shares of the former Radiance that they owned. In addition, options held by them to purchase stock of the former Radiance were converted pursuant to the merger into options to purchase shares of our stock. The following table shows the consideration and all other compensation received by such persons pursuant to the merger.

     The consideration shown below for Mr. Henson includes consideration received by his wife for shares of the former Radiance. 180,180 of the shares of our common stock received by Mr. Henson were received in exchange for 300,000 shares of the former Radiance acquired in June 1998 at $0.065 per share in return for agreeing not to take a salary from the former Radiance in his position as Chairman of the Board and Chief Executive Officer from June 1998 until March 1999. The consideration shown below as other compensation received by Dr. Buchbinder is a result of our agreement pursuant to the merger to appoint Dr. Buchbinder as our Medical Director on a consulting basis for a period of four years. Mr. Thiel and Mr. O'Donnell received options to purchase common stock in the former Radiance in exchange for providing management services relating to research and development, regulatory, manufacturing and marketing.

                                                      OPTIONS EXERCISABLE
                                    SHARES OF OUR           FOR OUR                                       MILESTONE
                                    COMMON STOCK         COMMON STOCK           OTHER COMPENSATION          SHARES
                                    -------------     -------------------       ------------------        ---------
Michael R. Henson.................     194,143      102,040 options at an               --                  up to
                                                    exercise price of $0.11                             372,223 shares
                                                    per share
Maurice Buchbinder, M.D. .........     693,000      93,294 options at an      50,000 options at an          up to
                                                    exercise price of $0.11   exercise price of $3.43   502,424 shares
                                                    per share                 per share
Gerard von Hoffmann...............      14,414      11,661 options at an                --                  up to
                                                    exercise price of $0.11                             22,875 shares
                                                    per share
Jeffrey O'Donnell.................          --      2,915 options at an                 --                  up to
                                                    exercise price of $0.11                              3,734 shares
                                                    per share
Jeffrey H. Thiel..................          --      2,915 options at an                 --                  up to
                                                    exercise price of $0.11                              3,734 shares
                                                    per share
Brett A. Trauthen.................          --      70,000 options at an                --                  up to
                                                    exercise price of $0.11                             52,277 shares
                                                    per share

     We believe that all related-party transactions described below were on terms no less favorable than otherwise could have been obtained from unaffiliated third parties. All future transactions between us and any director, officer or principal stockholder will be subject to approval by a majority of the disinterested members of our board of directors.

     Other Transactions

     On January 24, 1997, we loaned $100,000 to Mr. Thiel. A second deed of trust on Mr. Thiel's home secured the promissory note, which has a five-year term with interest compounding semi-annually at 6%. The principal and interest under the promissory note will be due January 24, 2002.

     During February 1999, our board of directors approved the transfer of 150,000 shares of Endologix, Inc. to Mr. Henson as compensation for his return of options to purchase 130,000 shares of our common stock in 1997, for giving us the opportunity to acquire 625,000 shares of Endologix in 1997 and for agreeing to return to the role of Chief Executive Officer upon Mr. O'Donnell's departure in March 1999. The estimated value of the Endologix shares at the date of transfer was $52,500. Mr. Henson received $388,500 from a third party in August 1999 for an option to purchase the Endologix shares that we transferred to him. Mr. Henson also will receive $643,500 and up to an additional $118,500 if the third party exercises its option to purchase the Endologix shares.

     In August 1999, we sold an option to purchase our shares in Endologix to the same third party in exchange for a non-refundable cash payment of $1.2 million. The purchaser has until December 2000 to exercise the option. Although the likelihood of exercise is uncertain, if the purchaser exercises the option, we will receive an additional payment of approximately $2.0 million later in 2000.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock as of September 6, 2000, and as adjusted to reflect the sale of the shares of common stock offered in this offering for:

     - each person or group of affiliated persons known by us to beneficially own more than 5% of outstanding shares of our common stock, including the selling stockholder;

     - each of our directors;

     - each of our executive officers whose combined salary and bonus exceeded $100,000 for 1999; and

     - all of our directors and executive officers as a group.

     We determined beneficial ownership in accordance with the rules of the SEC and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of common stock subject to options and warrants currently exercisable or convertible, or exercisable or convertible within 60 days of September 6, 2000, are deemed beneficially owned and outstanding for computing the percentage of the person holding such securities, but are not considered outstanding for computing the percentage of any other person. The percentage of shares beneficially owned prior to the offering is based on 11,395,696 shares of common stock outstanding as of September 6, 2000. The percentage of shares beneficially owned after the offering is based on 12,895,696 shares outstanding immediately after this offering and assumes no exercise of the underwriters' over-allotment option. The address for those individuals for which an address is not otherwise indicated is: c/o Radiance Medical Systems, Inc., 13700 Alton Parkway, Suite 160, Irvine, California 92618.

                                        SHARES BENEFICIALLY                          SHARES BENEFICIALLY
                                               OWNED                                        OWNED
                                       PRIOR TO THE OFFERING                          AFTER THE OFFERING
                                       ----------------------    NUMBER OF SHARES    --------------------
NAME AND ADDRESS OF BENEFICIAL OWNERS    NUMBER      PERCENT      BEING OFFERED       NUMBER      PERCENT
-------------------------------------  ----------    --------    ----------------    ---------    -------
EndoSonics Corporation(1)...........   1,325,132       11.6%        1,325,132               --       --
Dimensional Fund Advisors(2)........     637,773        5.6%               --          637,773      5.0%
William Harris Investors(3).........     599,571        5.3%               --          599,571      4.7%
Michael R. Henson(4)................     563,807        4.9%               --          563,807      4.4%
Jeffrey H. Thiel(5).................     106,585          *                --          106,585        *
Stephen R. Kroll(6).................      88,403          *                --           88,403        *
Joseph A. Bishop(7).................      28,263          *                --           28,263        *
Edward F. Smith, III, Ph.D.(8)......      13,832          *                --           13,832        *
Brett A. Trauthen(9)................      49,608          *                --           49,608        *
Franklin D. Brown(10)...............      42,500          *                --           42,500        *
Maurice Buchbinder, M.D.(11)........     837,544        7.3%               --          837,544      6.5%
William G. Davis(12)................      50,430          *                --           50,430        *
Edward M. Leonard(13)...............      71,192          *                --           71,192        *
Jeffrey F. O'Donnell(14)............     221,268        1.9%               --          221,268      1.7%
Gerard von Hoffmann(15).............      75,429          *                --           75,429        *
William G. Rigas(16)................      35,191          *                --           35,191        *
Claire K. Walker(17)................      45,793          *                --           45,793        *
All directors and officers as a group
  (14 persons)(18)..................   2,229,845       18.3%               --        2,229,845     16.3%
Total Principal and Selling
  Stockholders......................   4,792,321       39.3%        1,325,132        3,467,189     25.3%

---------------
  *  Represents beneficial ownership of less than 1%.


 (1) EndoSonics Corporation is a wholly-owned subsidiary of JOMED N.V. EndoSonics' address is 2870 Kilgore Road, Rancho Cordova, California 95670.

 (2) Pursuant to a schedule 13G filed with the SEC on February 3, 2000, Dimensional Fund Advisors reported that it has sole voting and dispositive power over 637,773 shares. Dimensional reported that all shares are owned by investment funds it serves as investment adviser or manager, and disclaims beneficial ownership of such shares. Dimensional Fund Advisors' address is 1299 Ocean Avenue, Eleventh Floor, Santa Monica, California 90401.

 (3) Pursuant to a Schedule 13G filed with the SEC on February 14, 2000, William Harris Investors reported that it had shared voting and sole dispositive power over 599,571 shares. William Harris Investors' address is Two North La Salle Street, Suite 400, Chicago, Illinois 60602.

 (4) Includes 52,708 shares subject to options exercisable within 60 days after September 6, 2000.

 (5) Includes 83,334 shares subject to options exercisable within 60 days after September 6, 2000. Mr. Thiel shares voting and investment power with his spouse with respect to 23,251 shares.

 (6) Includes 64,792 shares subject to options exercisable within 60 days after September 6, 2000. Mr. Kroll shares voting and investment power with his spouse as co-trustee with respect to 23,611 shares held in a revocable trust.

 (7) Includes 23,553 shares subject to options exercisable within 60 days after September 6, 2000. Mr. Bishop shares voting and investment power with his spouse with respect to 4,710 shares.

 (8) Includes 12,500 shares subject to options exercisable within 60 days after September 6, 2000.

 (9) Includes 18,542 shares subject to options exercisable within 60 days after September 6, 2000.

 (10) Includes 37,500 shares subject to options exercisable within 60 days after September 6, 2000.

(11) Includes 134,544 shares subject to options exercisable within 60 days after September 6, 2000.

(12) Includes 43,500 shares subject to options exercisable within 60 days after September 6, 2000. Mr. Davis shares voting and investment power with his spouse as co-trustee with respect to 6,930 shares held in a revocable trust.

(13) Includes 37,500 shares subject to options exercisable within 60 days after September 6, 2000. Mr. Leonard shares voting and investment power as a beneficiary with respect to 22,807 shares held in a retirement trust. Mr. Leonard disclaims beneficial ownership with respect to 200 shares held by his spouse and 3,000 shares held as custodian for his minor children under the Uniform Gift to Minors Act.

(14) Includes 216,457 shares subject to options exercisable within 60 days after September 6, 2000.

(15) Includes 37,500 shares subject to options exercisable within 60 days after September 6, 2000.

(16) Includes 33,437 shares subject to options exercisable within 60 days after September 6, 2000. Mr. Rigas is no longer our employee. Mr. Rigas left us on January 6, 2000.

(17) Includes 1,520 shares subject to options exercisable within 60 days after September 6, 2000. Ms. Walker is no longer our employee. Ms. Walker left us on February 19, 2000.

(18) Includes 797,387 shares subject to options exercisable within 60 days after September 6, 2000.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the closing of this offering, our authorized capital stock will consist of 30 million shares of common stock, $0.001 par value per share, and five million shares of preferred stock, $0.001 par value per share.

COMMON STOCK


     Upon completion of this offering, we will have 12,895,696 shares of common stock outstanding, excluding 142,857 shares issued pursuant to the conversion of a convertible debenture on September 13, 2000.


     The following summarizes the rights of holders of our common stock:

     - each holder of common stock is entitled to one vote per share on all matters to be voted upon by the stockholders;

     - subject to preferences that may apply to shares of preferred stock that we may issue in the future, the holders of common stock are entitled to receive such lawful dividends as may be declared by the board of directors;

     - upon our liquidation, dissolution or winding up, the holders of shares of common stock are entitled to receive a pro rata portion of all our assets remaining for distribution after satisfaction of all our liabilities and the payment of any liquidation preference of any outstanding preferred stock;

     - there are no redemption or sinking fund provisions applicable to our common stock; and

     - there are no preemptive or conversion rights applicable to our common stock.

PREFERRED STOCK

     We have authorized five million shares of preferred stock, none of which are outstanding. However, our amended and restated certificate of incorporation authorizes our board of directors, without stockholder approval, to issue our preferred stock in one or more series and to fix the rights, preferences and privileges thereof. Among other rights, the board of directors may determine, without further vote or action by our stockholders:

     - the number of shares and designation of any series;

     - the dividend rate on the shares of the series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of the series;

     - whether the series will have voting rights in addition to the voting rights provided by law and, if so, the terms of the voting rights;

     - whether the series will have conversion privileges and if so, the terms and conditions of conversion;

     - whether or not the shares of the series will be redeemable or exchangeable and if so, the dates, terms and conditions of redemption or exchange, as the case may be;

     - whether the series will have a sinking fund for the redemption or purchase of shares of that series and if so, the terms and amount of the sinking fund; and

     - the rights of the shares of the series in the event our voluntary or involuntary liquidation, dissolution of winding up and the relative rights or priority, if any, of payment of shares of the series.

     Although we presently do not have plans to issue any shares of preferred stock, any future issuance of shares of preferred stock, or the issuance of rights to purchase preferred shares, may delay, defer or prevent a change of control in our company or an unsolicited acquisition proposal. The issuance of preferred stock also could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of common stock.

ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW AND CHARTER PROVISIONS

     We are subject to Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

     - prior to such date, the board of directors of the company approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the company outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines "business combination" to include:

     - any merger or consolidation involving the company and the interested stockholder;

     - any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the company;

     - subject to exceptions, any transaction that results in the issuance or transfer by the company of any stock of the company to the interested stockholder; or

     - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the company.

     In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the company and any entity or person affiliated with or controlling or controlled by the entity or person.

     Our amended and restated bylaws provide that our stockholders may call a special meeting of stockholders only upon a request of stockholders owning at least 50% of our capital stock. This could discourage potential acquisition proposals and could delay or prevent a change in control of us. Delaware law and our bylaw provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors, and could discourage certain types of transactions that may involve an actual or threatened change of control of us including an unsolicited acquisition proposal. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may prevent stockholders from receiving a premium price for their shares of our common stock that they otherwise could receive in the event of an actual or rumored takeover attempt. These provisions also may have the effect of preventing changes in our management.

     Our board of directors currently consists of seven members divided into three different classes. The term of office for each of our directors is three years. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms. Between stockholder meetings, the board may appoint new directors to fill vacancies or newly created directorships.

REGISTRATION RIGHTS


     In connection with the 5% convertible debenture that we sold to Cosmotec, on September 13, 2000 Cosmotec converted the debenture into 142,857 shares of our common stock. Pursuant to the debenture, Cosmotec can, subject to limitations, require us to include their shares of common stock in future registration statements we file. We plan to file a resale registration statement for these shares as soon as practicable after the closing of this offering.


TRANSFER AGENT

     The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     The market price of our common stock could decline due to sales of a large number of shares of our common stock or the perception that these sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.


     After this offering, 12,895,696 shares of our common stock will be outstanding, excluding 142,857 shares issued pursuant to the conversion of a convertible debenture on September 13, 2000, or 13,319,466 shares if the underwriters exercise their over-allotment option in full. All of these shares, except for 1,386,431 shares and any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, will be freely tradable without restriction under the Securities Act. After the effectiveness of this offering, we plan to file a resale registration statement for the 142,857 shares of our common stock issued pursuant to the conversion of a convertible debenture on September 13, 2000, which will allow these shares to be freely traded, subject to the lock-up agreement described below.


     We, our officers and directors, the selling stockholder and one other stockholder have entered into lock up agreements. We, our officers and directors, and one other stockholder have agreed not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 90 days after the date of this prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters. The selling stockholder has agreed not to offer or sell shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock from the date of the filing of this registration statement until November 30, 2000 without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters. Prudential Securities Incorporated may, at any time and without notice, waive any of the terms of these lock-up agreements.

     After the lock-up agreements expire, approximately 1,192,096 shares may be sold without regard to compliance with Rule 144 and 337,192 shares will become eligible for sale in the public market subject to the compliance with the volume limitations and other restrictions of Rule 144.

     In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for at least one year, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

     - 1% of the then-outstanding shares of common stock; and

     - the average weekly trading volume of the common stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the Securities and Exchange Commission.

Sales under Rule 144 are also subject to certain provisions relating to notice and manner of sale and the availability of current public information about us. In addition, a person (or persons whose shares are aggregated) who has not been affiliated with us at any time during the 90 days immediately preceding a sale, and who has beneficially owned the shares for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above. The foregoing summary of Rule 144 is not intended to be a complete description.

                                  UNDERWRITING

     We and the selling stockholder have entered into an underwriting agreement with the underwriters named below, for whom Prudential Securities Incorporated and Gruntal & Co., L.L.C. are acting as representatives. We and the selling stockholder are obligated to sell, and the underwriters are obligated to purchase, all of the shares offered on the cover page of this prospectus, if any are purchased. Subject to certain conditions of the underwriting agreement, each underwriter has severally agreed to purchase the shares indicated opposite its name:


                                                               NUMBER
                                                              OF SHARES
                        UNDERWRITERS                          ---------
Prudential Securities Incorporated..........................  1,599,592
Gruntal & Co., L.L.C. ......................................    685,540
Chase Securities, Inc. .....................................     60,000
CIBC World Markets Corporation..............................     60,000
ING Barings LLC.............................................     60,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........     60,000
SG Cowen Securities Corporation.............................     60,000
UBS Warburg LLC.............................................     60,000
U.S. Bancorp Piper Jaffray Inc. ............................     60,000
Chatsworth Securities LLC...................................     30,000
Sutro & Co. Incorporated....................................     30,000
Tucker Anthony Capital Markets..............................     30,000
Wedbush Morgan Securities...................................     30,000
                                                              ---------
     Total..................................................  2,825,132
                                                              =========


     The underwriters may sell more shares than the total number of shares offered on the cover page of this prospectus and they have, for a period of 30 days from the date of this prospectus, an over-allotment option to purchase up to 423,770 additional shares from us. If any additional shares are purchased, the underwriters will severally purchase the shares in the same proportion as per the table above.


     The representatives of the underwriters have advised us and the selling stockholder that the shares will be offered to the public at the offering price indicated on the cover page of this prospectus. The underwriters may allow to selected dealers a concession not in excess of $0.33 per share and such dealers may reallow a concession not in excess of $0.10 per share to certain other dealers. After the shares are released for sale to the public, the representatives may change the offering price and the concessions.


     We and the selling stockholder have agreed to pay to the underwriters the following fees, assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.


                                                                            TOTAL FEES
                                                          ----------------------------------------------
                                                FEE        WITHOUT EXERCISE OF       FULL EXERCISE OF
                                             PER SHARE    OVER-ALLOTMENT OPTION    OVER-ALLOTMENT OPTION
                                             ---------    ---------------------    ---------------------
Fees paid by us............................    $0.57            $855,000                $1,096,549
Fees paid by the selling stockholder.......    $0.57            $755,325                $  755,325



     In addition, we estimate that we will spend approximately $321,000 in expenses for this offering. The selling stockholder will pay for its own expenses in this offering. We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of these liabilities.

     We, our officers and directors, the selling stockholder and one other stockholder have entered into lock-up agreements with Prudential Securities Incorporated. We have agreed not to offer or sell shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 90 days from the date of this prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters. The selling stockholder has agreed not to offer or sell shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock from the date of the filing of this registration statement until November 30, 2000. Prudential Securities Incorporated may, at any time and without notice, waive the terms of these lock-up agreements specified in the underwriting agreement.

     Prudential Securities Incorporated, on behalf of the underwriters, may engage in the following activities in accordance with applicable securities rules:

     - Create a syndicate short position by making short sales of our common stock and may purchase our common stock on the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering. Short sales can be either "covered" or "naked". "Covered" short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering. "Naked" short sales are sales in excess of the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Stabilizing and short covering. Stabilizing bids to purchase the shares are permitted if they do not exceed a specified maximum price. Prudential Securities Incorporated, on behalf of the underwriters, may close out any covered short position by either exercising the over-allotment option or purchasing shares in the open market and must close out any naked short position by purchasing shares in the open market. In determining the source of shares to close out the covered short position, Prudential Securities Incorporated, on behalf of the underwriters, will consider, among other things, the price of shares available for purchase in the open market as compared to the price shares may be purchased through the over-allotment option. These activities may cause the price of the shares to be higher than would otherwise exist in the open market.

     - Penalty bids permitting representatives to reclaim concessions from a syndicate member of the shares purchased in the stabilizing or short covering transactions.

     Such activities may be commenced and discontinued at any time, may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Also and prior to the pricing of the shares, and until such time when a stabilizing bid may have been made, some or all of the underwriters who are market makers in the shares may make bids for or purchases of shares subject to certain restrictions, known as passive market making activities.

     Each underwriter has represented that it has complied and will comply with all applicable laws and regulations in connection with the offer, sale or delivery of the shares and related offering materials in the United Kingdom, including:

     - the Public Offers of Securities Regulations 1995,

     - the Financial Services Act 1986, and

     - the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended.

     Prudential Securities Incorporated facilitates the marketing of new issues online through its PrudentialSecurities.com division. Clients of Prudential Advisor(SM), a full service brokerage firm program, may view offering terms and a prospectus online and place orders through their financial advisors.

                                 LEGAL MATTERS

     Stradling Yocca Carlson & Rauth, a professional corporation, Newport Beach, California will pass on the validity of the issuance of the shares of common stock for us. Stroock & Stroock & Lavan LLP, New York, New York will pass on certain legal matters in connection with this offering on behalf of the underwriters. Current shareholders of Stradling Yocca Carlson & Rauth beneficially own an aggregate of 7,260 shares of our common stock.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1999 and for the year then ended included in this Prospectus, and the related financial statement schedule included in the Registration Statement, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements and schedule of Radiance Medical Systems, Inc. at December 31, 1998, and for each of the two years in the period ended December 31, 1998, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                   HOW TO GET ADDITIONAL INFORMATION ABOUT US

     We have filed with the SEC a registration statement on Form S-2 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. Statements contained in this prospectus relating to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified by such reference. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits and schedules thereto.

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. A copy of the registration statement and such reports, proxy statements and other information may be inspected without charge at the public reference room of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the registration statement may be obtained at the prescribed rates from the Public Reference Section of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549 and its public reference facilities in New York, New York and Chicago, Illinois, upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's web address is http://www.sec.gov.

                           INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the following documents we filed with the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

          (i) Our Annual Report on Form 10-K for the year ended December 31,
     1999;

          (ii) Our Quarterly Reports on Form 10-Q for quarters ended March 31, 2000 and June 30, 2000.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                         Radiance Medical Systems, Inc.
                         13700 Alton Parkway, Suite 160
                            Irvine, California 92618
                              Attention: Secretary
                           Telephone: (949) 457-9546

                         RADIANCE MEDICAL SYSTEMS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of PricewaterhouseCoopers LLP, Independent
  Accountants...............................................  F-2
Report of Ernst & Young LLP, Independent Auditors...........  F-3
Consolidated Balance Sheets at December 31, 1998 and 1999
  and at June 30, 2000 (unaudited)..........................  F-4
Consolidated Statements of Operations for the years ended
  December 31, 1997, 1998 and 1999 and for the six months
  ended June 30, 1999 (unaudited) and 2000 (unaudited)......  F-5
Consolidated Statements of Stockholders' Equity (Deficit)
  and Comprehensive Income (Loss) for the years ended
  December 31, 1997, 1998 and 1999 and for the six months
  ended June 30, 2000 (unaudited)...........................  F-6
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999 and for the six months
  ended June 30, 1999 (unaudited) and 2000 (unaudited)......  F-7
Notes to Consolidated Financial Statements..................  F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors and Shareholders
Radiance Medical Systems, Inc.

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity and comprehensive income (loss) and of cash flows present fairly, in all material respects, the financial position of Radiance Medical Systems, Inc. at December 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

                                          PRICEWATERHOUSECOOPERS LLP

Costa Mesa, California
January 31, 2000

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Radiance Medical Systems, Inc.

     We have audited the accompanying consolidated balance sheet of Radiance Medical Systems, Inc. as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity (net capital deficiency) and cash flows for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Radiance Medical Systems, Inc. at December 31, 1998, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG LLP

Orange County, California
February 18, 1999, except for the
fifth paragraph of Note 1, as to
which the date is April 14, 2000

                         RADIANCE MEDICAL SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                                    DECEMBER 31,
                                                              ------------------------     JUNE 30,
                                                                  1998          1999         2000
                                                              ------------    --------    -----------
                                                              (SEE NOTE 1)                (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................    $  1,437      $  2,051     $  3,585
  Marketable securities available-for-sale, including
    unrealized gains (losses) of $209, $7 and ($44),
    respectively............................................      23,375        20,004       16,712
  Accounts receivable, net of allowance for doubtful
    accounts of $583, $150 and $187, respectively...........       2,413         1,070          590
  Other accounts receivable.................................         375           742        2,188
  Inventories...............................................       1,623           822        1,060
  Other current assets......................................         218           259           91
                                                                --------      --------     --------
         Total current assets...............................      29,441        24,948       24,226
                                                                --------      --------     --------
Property and equipment:
  Furniture and equipment...................................       2,326         2,169        2,151
  Leasehold improvements....................................         326           318          318
                                                                --------      --------     --------
                                                                   2,652         2,487        2,469
  Less accumulated depreciation and amortization............      (1,120)       (1,378)      (1,594)
                                                                --------      --------     --------
    Net property and equipment..............................       1,532         1,109          875
Intangibles, net of amortization............................         387         3,667        3,237
Notes receivable from officers..............................         116           118          123
Deferred charges and other assets...........................         559            31           32
                                                                --------      --------     --------
         Total assets.......................................    $ 32,035      $ 29,873     $ 28,493
                                                                ========      ========     ========

                                LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses.....................    $  4,286      $  2,714     $  2,965
  Deferred revenue..........................................         250         1,028          504
                                                                --------      --------     --------
         Total current liabilities..........................       4,536         3,742        3,469
Deferred revenue............................................          --           786          400
Convertible debenture.......................................          --            --        1,402
Minority interest...........................................          --           234          216
                                                                --------      --------     --------
                                                                   4,536         4,762        5,487
                                                                --------      --------     --------
Commitments and contingencies (Notes 11 and 15)
Stockholders' equity:
  Preferred stock, $0.001 par value; 5,000,000 shares
    authorized, no shares issued and outstanding............          --            --           --
  Common stock, $0.001 par value; 30,000,000 shares
    authorized, 9,578,000, 11,896,000 and 12,043,000 shares
    issued, and 8,892,000, 11,210,000, and 11,357,000 shares
    outstanding at December 31, 1998 and 1999 and June 30,
    2000, respectively......................................          10            12           12
  Additional paid-in capital................................      60,664        69,483       69,924
  Deferred compensation.....................................        (409)         (524)        (432)
  Accumulated deficit.......................................     (29,553)      (40,333)     (42,951)
  Treasury stock, at cost; 686,000 common shares at December
    31, 1998 and 1999 and June 30, 2000.....................      (3,675)       (3,675)      (3,675)
  Accumulated other comprehensive income....................         462           148          128
                                                                --------      --------     --------
         Total stockholders' equity.........................      27,499        25,111       23,006
                                                                --------      --------     --------
         Total liabilities and stockholders' equity.........    $ 32,035      $ 29,873     $ 28,493
                                                                ========      ========     ========

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                         RADIANCE MEDICAL SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                  SIX MONTHS
                                                YEAR ENDED DECEMBER 31,         ENDED JUNE 30,
                                           ---------------------------------   -----------------
                                               1997        1998       1999      1999      2000
                                           ------------   -------   --------   -------   -------
                                           (SEE NOTE 1)                           (UNAUDITED)
Revenue:
  Sales..................................    $  9,438     $ 9,415   $  3,856   $ 2,337   $ 1,193
  License fee and other..................          --       2,760      2,855     1,224     3,711
                                             --------     -------   --------   -------   -------
          Total revenue..................       9,438      12,175      6,711     3,561     4,904
                                             --------     -------   --------   -------   -------
Operating costs and expenses:
  Cost of sales..........................       6,102       6,152      2,823     1,900       859
  Research and development...............       7,041       7,957      8,610     4,157     5,559
  Marketing and sales....................       6,691       5,371      1,989       933       642
  General and administrative.............       2,347       2,937      2,468     1,444     1,477
  Charge for acquired in-process research
     and and development.................          --         234      4,194     4,194        --
  Minority interest in losses of
     subsidiary..........................          --        (992)        (6)       --        (9)
                                             --------     -------   --------   -------   -------
          Total operating costs and
            expenses.....................      22,181      21,659     20,078    12,628     8,528
                                             --------     -------   --------   -------   -------
  Loss from operations...................     (12,743)     (9,484)   (13,367)   (9,067)   (3,624)
                                             --------     -------   --------   -------   -------
Other income (expense):
  Interest income........................       2,201       1,567      1,246       655       587
  Gain (loss) on sale of assets..........          --         (47)       988       131       467
  Other income (expense).................          24         (22)       353       (77)      (48)
                                             --------     -------   --------   -------   -------
          Total other income.............       2,225       1,498      2,587       709     1,006
                                             --------     -------   --------   -------   -------
Net loss.................................    $(10,518)    $(7,986)  $(10,780)  $(8,358)  $(2,618)
                                             ========     =======   ========   =======   =======
Basic and diluted net loss per share.....    $  (1.15)    $ (0.90)  $  (0.98)  $ (0.77)  $ (0.23)
                                             ========     =======   ========   =======   =======
Shares used in computing basic and
  diluted net loss per share.............       9,118       8,862     10,951    10,788    11,316
                                             ========     =======   ========   =======   =======

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                         RADIANCE MEDICAL SYSTEMS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        AND COMPREHENSIVE INCOME (LOSS)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                        COMMON STOCK       ADDITIONAL                                    TREASURY
                                     -------------------    PAID-IN       DEFERRED     ACCUMULATED   -----------------
                                       SHARES     AMOUNT    CAPITAL     COMPENSATION     DEFICIT     SHARES    AMOUNT
                                     ----------   ------   ----------   ------------   -----------   -------   -------
Balance of December 31, 1996.......   9,004,000    $ 9      $58,869        $(376)       $(11,049)         --   $    --
Exercise of common stock options...     208,000     --          238           --              --          --        --
Employee stock purchase plan.......      33,000     --          266           --              --          --        --
SCIMED warrant exercise............     120,000     --          377           --              --          --        --
Sale of common stock to Cathex.....      25,000     --          200           --              --          --        --
Expense repayment by Intraluminal
  Devices, Inc. by transfer and
  cancellation of common stock.....      (1,000)    --          (16)          --              --          --        --
Deferred compensation resulting
  from grant of
  non-employee options.............          --     --          437         (437)             --          --        --
Amortization of deferred
  compensation.....................          --     --           --          179              --          --        --
Treasury common stock..............          --     --           --           --              --     345,000    (2,205)
Net loss...........................          --     --           --           --         (10,518)         --        --
Unrealized gain on investments.....          --     --           --           --              --          --        --
Unrealized exchange rate loss......          --     --           --           --              --          --        --
                                     ----------    ---      -------        -----        --------     -------   -------
Balance at December 31, 1997.......   9,389,000      9       60,371         (634)        (21,567)    345,000    (2,205)
Exercise of common stock options...     139,000      1          162           --              --          --        --
Employee stock purchase plan.......      50,000     --          180           --              --          --        --
Deferred compensation resulting
  from grant of
  non-employee options.............          --     --          (49)          49              --          --        --
Amortization of deferred
  compensation.....................          --     --           --          176              --          --        --
Treasury shares purchased..........          --     --           --           --              --     341,000    (1,470)
Net loss...........................          --     --           --           --          (7,986)         --        --
Unrealized gain on investments.....          --     --           --           --              --          --        --
Unrealized exchange rate gain......          --     --           --           --              --          --        --
                                     ----------    ---      -------        -----        --------     -------   -------
Balance at December 31, 1998.......   9,578,000     10       60,664         (409)        (29,553)    686,000    (3,675)
Acquisition of RMS.................   1,900,000      2        8,033           --              --          --        --
Exercise of common stock options...     359,000     --          259           --              --          --        --
Employee stock purchase plan.......      59,000     --          168           --              --          --        --
Deferred compensation resulting
  from grant of
  non-employee options.............          --     --          359         (359)             --          --        --
Amortization of deferred
  compensation.....................          --     --           --          244              --          --        --
Net loss...........................          --     --           --           --         (10,780)         --        --
Unrealized loss on investments.....                 --           --           --              --          --        --
Unrealized exchange rate loss......          --     --           --           --              --          --        --
                                     ----------    ---      -------        -----        --------     -------   -------
Balance at December 31, 1999.......  11,896,000     12       69,483         (524)        (40,333)    686,000    (3,675)
Exercise of common stock options
  (unaudited)......................     101,000     --          334           --              --          --        --
Employee stock purchase plan
  (unaudited)......................      46,000     --          107           --              --          --        --
Amortization of deferred
  compensation (unaudited).........          --     --           --           92              --          --        --
Net loss (unaudited)...............          --     --           --           --          (2,618)         --        --
Unrealized loss on investments
  (unaudited)......................          --     --           --           --              --          --        --
Unrealized exchange rate gain
  (unaudited)......................          --     --           --           --              --          --        --
                                     ----------    ---      -------        -----        --------     -------   -------
Balance at June 30, 2000
  (unaudited)......................  12,043,000    $12      $69,924        $(432)       $(42,951)    686,000   $(3,675)
                                     ==========    ===      =======        =====        ========     =======   =======

                                      ACCUMULATED
                                         OTHER                       COMPREHENSIVE
                                     COMPREHENSIVE   STOCKHOLDERS'      INCOME
                                        INCOME          EQUITY          (LOSS)
                                     -------------   -------------   -------------
Balance of December 31, 1996.......     $   170        $ 47,623
Exercise of common stock options...          --             238
Employee stock purchase plan.......          --             266
SCIMED warrant exercise............          --             377
Sale of common stock to Cathex.....          --             200
Expense repayment by Intraluminal
  Devices, Inc. by transfer and
  cancellation of common stock.....          --             (16)
Deferred compensation resulting
  from grant of
  non-employee options.............          --              --
Amortization of deferred
  compensation.....................          --             179
Treasury common stock..............          --          (2,205)
Net loss...........................          --         (10,518)       $(10,518)
Unrealized gain on investments.....           6               6               6
Unrealized exchange rate loss......         (23)            (23)            (23)
                                        -------        --------        --------
Balance at December 31, 1997.......         153          36,127         (10,535)
Exercise of common stock options...          --             163
Employee stock purchase plan.......          --             180
Deferred compensation resulting
  from grant of
  non-employee options.............          --              --
Amortization of deferred
  compensation.....................          --             176
Treasury shares purchased..........          --          (1,470)
Net loss...........................          --          (7,986)         (7,986)
Unrealized gain on investments.....          33              33              33
Unrealized exchange rate gain......         276             276             276
                                        -------        --------        --------
Balance at December 31, 1998.......         462          27,499          (7,677)
Acquisition of RMS.................          --           8,035
Exercise of common stock options...          --             259
Employee stock purchase plan.......          --             168
Deferred compensation resulting
  from grant of
  non-employee options.............          --              --
Amortization of deferred
  compensation.....................          --             244
Net loss...........................          --         (10,780)        (10,780)
Unrealized loss on investments.....        (202)           (202)           (202)
Unrealized exchange rate loss......        (112)           (112)           (112)
                                        -------        --------        --------
Balance at December 31, 1999.......         148          25,111         (11,094)
Exercise of common stock options
  (unaudited)......................          --             334
Employee stock purchase plan
  (unaudited)......................          --             107
Amortization of deferred
  compensation (unaudited).........          --              92
Net loss (unaudited)...............          --          (2,618)         (2,618)
Unrealized loss on investments
  (unaudited)......................         (51)            (51)            (51)
Unrealized exchange rate gain
  (unaudited)......................          31              31              31
                                        -------        --------        --------
Balance at June 30, 2000
  (unaudited)......................     $   128        $ 23,006        $ (2,638)
                                        =======        ========        ========

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                         RADIANCE MEDICAL SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                   SIX MONTHS
                                                                 YEAR ENDED DECEMBER 31,         ENDED JUNE 30,
                                                              ------------------------------   ------------------
                                                                1997       1998       1999       1999      2000
                                                              --------   --------   --------   --------   -------
                                                                (SEE                              (UNAUDITED)
                                                              NOTE 1)
Operating activities:
  Net loss..................................................  $(10,518)  $ (7,986)  $(10,780)  $ (8,358)  $(2,618)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................       468        576      1,333        633       660
  Amortization of deferred compensation.....................       179        176        243         68        92
  Bad debt expense..........................................       450        295       (168)        37        38
  Charge for acquired in-process research and development...        --        234      4,194      4,194        --
  Minority interest in losses of subsidiary.................        --       (992)        --         --        (9)
  Gain on disposal of assets................................        --         --     (1,302)      (131)       28
  Changes (net of effects of acquisition of interest in
    (former) Radiance and Radiatec):
    Trade accounts receivable, net..........................      (873)        44      1,510      1,148       442
    Inventories.............................................      (306)     1,582         97         29      (238)
    Other assets............................................        37       (125)      (316)        70    (1,259)
    Accounts payable and accrued expenses...................       836        928     (2,105)    (1,132)      251
    Deferred revenue........................................       (79)       250        679      1,876      (507)
                                                              --------   --------   --------   --------   -------
Net cash used in operating activities.......................    (9,806)    (5,018)    (6,615)    (1,566)   (3,120)
                                                              --------   --------   --------   --------   -------
Investing activities:
  Purchase of available-for-sale securities.................   (43,208)   (37,841)   (25,256)   (15,482)   (7,283)
  Sales of available-for-sale securities....................    44,174     39,272     28,413     15,877    10,523
  Capital expenditures for property and equipment...........      (699)      (431)      (439)      (112)      (26)
  Sale of Vascular Access business unit, net................        --         --      2,070      1,070        --
  Proceeds from sale of option on investment securities.....        --         --      1,232         --        --
  Purchase of controlling interest in Radiatec, net of cash
    acquired................................................        --         --        233         --        --
  Purchase of interest in (former) Radiance, net of cash
    acquired................................................        --        587        455       (259)       --
  Purchase of Clinitec, net of cash acquired................       (30)        --         --         --        --
  Change in other assets....................................      (358)      (625)        20         16        (1)
                                                              --------   --------   --------   --------   -------
Net cash (used in) provided by investing activities.........      (121)       962      6,728      1,110     3,213
                                                              --------   --------   --------   --------   -------
Financing activities:
  Proceeds from issuance of convertible debenture...........        --         --         --         --     1,000
  Proceeds from sale of common stock........................       466        180        168         89       107
  Proceeds from exercise of stock warrants..................       377         --         --         --        --
  Proceeds from exercise of stock options...................       238        163        260         67       334
  Proceeds from repayment of affiliate debt.................        --        479         73         64        --
  Purchase of treasury common stock.........................    (2,205)    (1,470)        --         --        --
                                                              --------   --------   --------   --------   -------
Net cash (used in) provided by financing activities.........    (1,124)      (648)       501        220     1,441
                                                              --------   --------   --------   --------   -------
Net (decrease) increase in cash and cash equivalents........   (11,051)    (4,704)       614       (236)    1,534
Cash and cash equivalents, beginning of period..............    17,192      6,141      1,437      1,437     2,051
                                                              --------   --------   --------   --------   -------
Cash and cash equivalents, end of period....................  $  6,141   $  1,437   $  2,051   $  1,201   $ 3,585
                                                              ========   ========   ========   ========   =======
Supplemental disclosure of non-cash financing activities:
In September 1998, the Company exercised preferred stock
  warrants bringing its ownership of (former) Radiance to
  approximately 50%. In January 1999, the Company acquired
  the remaining common stock of (former) Radiance. The
  following is a summary of these transactions:
  Fair value of assets acquired, including intangible
    assets..................................................             $  1,535   $  8,962   $  8,962
  Cash paid.................................................               (1,463)      (692)      (692)
  Common stock and options issued...........................                   --     (8,035)    (8,035)
                                                                         --------   --------   --------
  Liabilities assumed.......................................             $     72   $    235   $    235
                                                                         ========   ========   ========
The Company purchased all of the capital stock of Clinitec
  for $30. In conjunction with the acquisition, the Company
  assumed the following liabilities:
  Fair value of assets acquired, including intangible
    assets..................................................  $    645
  Cash paid for the capital stock...........................       (30)
                                                              --------
  Liabilities assumed.......................................  $    615
                                                              ========

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                         RADIANCE MEDICAL SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1. BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

     Business and Basis of Presentation

     Radiance Medical Systems, Inc. (formerly Cardiovascular Dynamics, Inc and herein after referred to the "Company" or "Radiance") was incorporated in March 1992 in the State of California. The Company and its subsidiaries are developing proprietary devices to deliver radiation to prevent the recurrence of blockages in arteries following balloon angioplasty, vascular stenting, arterial bypass surgery and other interventional treatments of blockages in coronary and peripheral arteries (the "RDX system"). The Company also manufactures and sells a broad range of angioplasty catheters and stent products, including its Focus technology product line, on a limited basis primarily through medical device distributors. The Company operates in a single business segment.

     Currently, the Company markets its products under the trade name "Focus technology" and is developing radiation therapy products. Prior to January 1999, when the Company sold the assets of its Vascular Access product line, the Company marketed its vascular access products under the trade name "Vascular Access technology."

     In August 1999, the Company contributed cash of $233 in return for a 51% interest in Radiatec, a joint venture formed to distribute the Company's RDX catheter products in Japan.

     The consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries. Intercompany transactions have been eliminated and any minority interest recognized. To conform with the 1999 financial statement presentation, certain reclassifications have been made to the 1997 and 1998 financial statements.

     As a result of the 1999 closing of Clinitec GmbH, the Company's German distribution subsidiary, the Company reconsidered the initial accounting for the acquisition of this subsidiary in 1997. In recording the acquisition, the Company accounted for the forgiveness of its account receivable from Clinitec for product sales to be a part of its total purchase price, and allocated such amount to goodwill resulting from the business combination. In the accompanying consolidated financial statements, the Company has restated 1997 sales to eliminate $1.9 million in sales to Clinitec in that year, since no payment had been received for these sales, and has written off as a bad debt expense in 1997 the remaining $0.1 million Clinitec account receivable balance related to 1996 sales. Net of related adjustments to cost of sales and amortization expense, the Company has increased reported net loss of 1997 by $1.7 million and decreased goodwill by a corresponding amount. The remaining $0.2 million balance of the amount originally assigned to goodwill has been treated as an identifiable intangible asset and was amortized over the period ended December 31, 1998. The restatement increases net loss per common share by $0.19. The restatement has no effect on cash flows from operations or other sources or uses of cash.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Interim Financial Statements

     The consolidated financial statements at June 30, 2000 and 1999 have been prepared in accordance with generally accepted accounting principles for interim financial information. They do not include all of the information and footnotes required by generally accepted accounting principles for complete financial

                         RADIANCE MEDICAL SYSTEMS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2000 and 1999 are not necessarily indicative of results that may be expected for the year ending December 31, 2000 or any other period.

     Cash and Cash Equivalents

     Cash and cash equivalents includes cash on hand, demand deposits and short-term investments with original maturities of three months or less.

     Marketable Securities Available-For-Sale

     The Company accounts for its investments pursuant to Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS No. 115").

     The Company has classified its entire investment portfolio as available-for-sale. Available-for-sale securities are stated at fair value with unrealized gains and losses included in stockholders' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretions of discounts to maturity. Such amortization is included in interest income. Realized gains and losses are included in other income (expense). The cost of securities sold is based on the specific identification method.

     Inventories

     Inventories are comprised of raw materials, work-in-process and finished goods and are stated at the lower of cost, determined on an average cost basis, or market value.

     Property and Equipment

     Property and equipment are stated at cost and depreciated or amortized on a straight-line basis over the lesser of the estimated useful lives of the assets or the lease term. The estimated useful lives for furniture and equipment range from three to seven years and the estimated useful life for leasehold improvements is seven years.

     Intangible Assets

     Intangible assets acquired in connection with business combinations are amortized on the straight-line method over the estimated recovery period. The intangible assets stemming from the acquisition of Clinitec and purchase of a controlling interest in and acquisition of Radiance Medical Systems, Inc. (the "former Radiance"), $244 and $4,567, respectively, are being amortized over two and three to seven years, respectively. Based upon an independent valuation of intangible assets acquired in the purchase of a controlling interest in and acquisition of the former Radiance, $3,266 and $1,301 were capitalized as developed technology and covenants not to compete, respectively, and $234 and $4,194 were expensed as acquired in-process research and development in 1998 and 1999, respectively.

     Long-Lived Assets

     In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of", long-lived assets and certain identifiable intangibles to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates potential impairment by comparing the carrying amount of the assets with the estimated undiscounted future cash flows associated with them. Should the review indicate that the asset is not recoverable, the Company's carrying value of the asset

                         RADIANCE MEDICAL SYSTEMS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

would be reduced by the estimated shortfall in future discounted cash flows. Under those rules, the aforementioned identifiable intangible assets acquired in purchase business combinations are included in impairment evaluations when events or circumstances exist that indicate the carrying amount of those assets may not be recoverable.

     Concentrations of Credit Risk and Significant Customers

     The Company maintains its cash and cash equivalents in deposit accounts and in pooled investment accounts administered by a major financial institution.

     The Company sells its products primarily to medical institutions and distributors worldwide. The Company performs on going credit evaluations of its customers' financial condition and generally does not require collateral from customers. Management believes that an adequate allowance for doubtful accounts has been provided.

     During 1997, 1998 and 1999, product sales to Cathex, the Company's Japanese distributor for Focus technology, comprised 16%, 22% and 6%, respectively, of total revenues. Accounts receivable from Cathex represented 49% and 14% of net accounts receivable at December 31, 1998 and 1999, respectively.

     Product sales to Medtronic, Inc. ("Medtronic") accounted for 16% of total product sales during 1997.

     In June of 1998, the Company signed a technology license agreement with Guidant Corporation ("Guidant"), an international interventional cardiology products company, to grant them the ability to manufacture and distribute products using the Company's Focus technology for stent deployment. During 1998 and 1999, Radiance recognized license fees from Guidant of $2,750 and $2,250, respectively, which represented 23% and 34% of total revenues, respectively. (See Note 5.)

     Beginning in the third quarter of 1999 the Company began receiving and recognizing for 1999 minimum royalty fees of $250 per year from sales of Guidant products based on the Company's Focus technology. For the first six months of 2000, the Company recognized royalty fees of $3,520 (unaudited) from sales of Guidant products.

     Export Sales

     The Company had export sales by region as follows:

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            1997      1998      1999
                                                           ------    ------    ------
Europe...................................................  $1,126    $2,476    $2,094
Japan....................................................   2,350     2,622       382
Other....................................................   1,209       789       673
                                                           ------    ------    ------
                                                           $4,685    $5,887    $3,149
                                                           ======    ======    ======

     Revenue Recognition and Warranty

     The Company recognizes revenue from the sale of its products when the goods are shipped to its customers. Reserves are provided for anticipated product returns and warranty expenses at the time of shipment. License revenues from milestone payments were recognized in 1998 and 1999 on a contract with Guidant based upon the transfer of technology to Guidant. Royalties are recognized on the aforementioned contract with Guidant and the agreement with Escalon Medical Corporation ("Escalon") based upon the sale of products using the Focus and Vascular Access technologies, respectively. License revenues are recognized on a contract with Cosmotec ratably over the life of the agreement. See Notes 3 and 5.

                         RADIANCE MEDICAL SYSTEMS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

     Accounting for Stock-Based Compensation

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under the provisions of APB 25, the Company recognizes compensation expense only to the extent that the exercise price of the Company's employee stock options is less than the market price of the underlying stock on the date of grant. Pro forma information regarding net loss and loss per share is required by SFAS No. 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted under the fair value method. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     In calculating pro forma information regarding net loss and net loss per share, the fair value was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the options on the Company's common stock: risk-free interest rate of 5.5%, 5.7% and 6.4%; a dividend yield of 0%, 0% and 0%; volatility of the expected market price of the Company's common stock of 0.692, 0.696 and 0.889; and a weighted-average expected life of the options of 5.0, 5.0 and 5.0 years for 1997, 1998 and 1999, respectively.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information for the years ended December 31, 1997, 1998 and 1999 follows:

                                                        1997       1998        1999
                                                      --------    -------    --------
Pro forma net loss..................................  $(11,066)   $(9,135)   $(12,335)
Pro forma basic and diluted net loss per share......  $  (1.21)   $ (1.03)   $  (1.13)

     Disclosures about Segments of an Enterprise and Related Information

     During the year ended December 31, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for the way that public business enterprises report selected information about operating segments in annual and interim financial statements. Because the Company operates in one business segment and has no significant foreign operations, no additional reporting is required under SFAS No. 131.

     Income Taxes

     The Company follows SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. Valuation

                         RADIANCE MEDICAL SYSTEMS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

     There was no income tax provision for the consolidated tax group during the periods covered by these financial statements. All net operating loss and credit carryforwards and deferred tax assets and liabilities have been disclosed herein on a separate company basis for Radiance.

     Net Loss Per Share

     Net loss per common share is computed using the weighted average number of common shares outstanding during the periods presented. Because of the net losses during the years ended December 31, 1997, 1998 and 1999, options to purchase the common stock of the Company were excluded from the computation of loss per share because the effect would have been antidilutive. If they were included, the number of shares used to compute loss per share would have been increased by approximately 527,000 shares, 387,000 shares and 292,000 shares for the years ended December 31, 1997, 1998 and 1999, respectively. However, options to purchase approximately 270,000 shares at a weighted average exercise price of $9.52, 444,000 shares at a weighted average exercise price of $5.45 and 984,000 shares at a weighted average exercise price of $5.25 that were outstanding during 1997, 1998 and 1999, respectively, would have still been excluded from the computation of diluted loss per share because the options' exercise price was greater than the average market price of the common shares.

     Recent Accounting Pronouncements

     In December 1999, the Securities Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition," which outlines the basic criteria that must be met to recognize revenue and provides guidance for the presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the SEC. We believe that adopting SAB 101 will not have a material impact on our financial position or results of operations.

     In March 2000, the FASB issued Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation," which is an interpretation of APB 25. This interpretation clarifies: (1) the definition of an employee for purposes of applying APB 25; (2) the criteria for determining whether a plan qualifies as a noncompensatory plan; (3) the accounting consequences of various modifications to the terms of a previously fixed stock option or award; and (4) the accounting for an exchange of stock compensation awards in a business combination.

     This interpretation is effective July 1, 2000, but certain conclusions in this interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. To the extent that this interpretation covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000, the effects of applying this interpretation are recognized on a prospective basis from July 1, 2000. We believe that the adoption of FIN 44 will not have a material impact on our financial position or results of operations.

2. ACQUISITIONS AND SALE OF ASSETS

     Acquisition of Clinitec

     On July 29, 1997, the Company acquired all of the common stock of its independent distributor in Germany and Switzerland, Clinitec GmbH ("Clinitec"). The aggregate purchase price of the acquisition was cash of $30. The transaction was accounted for by the purchase method of accounting and, accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on

                         RADIANCE MEDICAL SYSTEMS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

their fair market values at the date of acquisition. In connection with the acquisition, the Company acquired assets and assumed liabilities with fair market values of $401 and $615, respectively. The excess of the purchase price over the fair value of the net assets acquired of $244 was allocated to identifiable intangibles. The results of operations of Clinitec are included in the consolidated statement of operations subsequent to the date of acquisition.

     Acquisition of the former Radiance

     The former Radiance was incorporated by the Company in August 1997 to develop radiation products to treat restenosis based on the Company's patented Focus technology. In consideration for the Company granting to the former Radiance a license to the Focus technology, the former Radiance issued to the Company 750,000 shares of Series B preferred stock, a warrant to purchase 1,500,000 shares of Series B preferred stock, rights of first offer with respect to the commercialization of the former Radiance's products, and a promise to pay royalties to the Company based on sales of products utilizing the licensed technology. Following the organization of the former Radiance's sale of stock to investors in a private offering, the Company did not control the former Radiance and accounted for its investment on the equity method. In September 1998, the Company exercised warrants to purchase an additional 1,500,000 Series B preferred shares in the former Radiance for $0.975 per share or a total of $1,463, bringing the Company's ownership of the outstanding equity of the former Radiance to approximately 50%, and began accounting for its investment in the former Radiance under the consolidation method. Due to losses incurred by the former Radiance, the balance of the minority interest was reduced to zero. Thereafter, the Company consolidated 100% of the net losses incurred by the former Radiance as the minority shareholders of the former Radiance were not committed to fund the losses. Accordingly, the minority interest account at December 31, 1998 had a zero balance.

     In November 1998, the Company signed a definitive merger agreement (the "Merger Agreement") with the former Radiance and in January 1999, the Company acquired the former Radiance pursuant to the Merger Agreement. Under the terms of the Merger Agreement, the Company paid the shareholders of the former Radiance $3.00 for each share of preferred stock and $2.00 for each share of common stock for a total consideration of approximately $7,571, excluding the value of Radiance common stock options to be provided to the former Radiance optionholders in exchange for their the former Radiance common stock options. Such consideration was paid by delivery of an aggregate of 1,900,157 shares of common stock, and $692 in cash to certain the former Radiance stockholders who elected to receive cash pursuant to the Merger Agreement. Options for 546,250 shares of the former Radiance common stock accelerated and vested immediately prior to the completion of the merger. Of these, 1,250 were exercised, and the holder received the same consideration for his shares of the former Radiance common stock as other holders of the former Radiance common stock. The options not exercised prior to the completion of the merger were assumed by the Company and converted into options at the same exercise price to purchase an aggregate of 317,776 shares of the Company's common stock for a total consideration of approximately $1,150.

     In addition, under the Merger Agreement, the former Radiance share and option holders could have received product development milestone payments of $2.00 for each share of preferred stock and $3.00 for each share of common stock. The first of the milestones, which was scheduled during the second quarter of 1999 and extended into the third quarter of 1999, was not met. As a result, the total of potential milestone payments, before adjustment for early or late achievement of the milestones, is reduced to $1.69 for each share of preferred stock and $2.54 for each share of common stock. The milestone payments may be increased up to 30%, or reduced or eliminated if the milestones are reached earlier or later, respectively, than the milestone target dates. The milestones represent important steps in the United States Food and Drug Administration and European approval process that the Company believes are critical to bringing the

                         RADIANCE MEDICAL SYSTEMS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

Company's technology to the marketplace. Any milestone payments will be capitalized as additions to the purchase price.

     The former Radiance merger consideration was allocated to tangible assets (aggregating approximately $459) acquired and assumed liabilities (aggregating approximately $235), with the remaining merger consideration being allocated to acquired in-process research and development ("IPR&D"), developed technology and employment contracts, according to an independent valuation.

     Significant portions of the former Radiance merger consideration were identified as intangible assets. Valuation techniques were employed that reflect recent guidance from the Securities and Exchange Commission on approaches and procedures to be followed in developing allocations to IPR&D. At the date of the merger, technological feasibility of IPR&D projects had not been reached and the technology had no alternative future uses. Accordingly, the Company expensed the portion of the purchase price allocated to IPR&D of $234 and $4,194, in accordance with generally accepted accounting principles, in the years ended December 31, 1998 and 1999, respectively.

     The IPR&D is comprised of technological development efforts aimed at the discovery of new, technologically advanced knowledge, the conceptual formulation and design of possible alternatives, as well as the testing of process and product cost improvements. Specifically, these technologies included, but were not limited to, efforts to apply radiation to an angioplasty catheter, increase the radiation activity level on the catheter and improve the performance of a radioactive angioplasty catheter.

     The amount of merger consideration allocated to IPR&D was determined by estimating the stage of completion of each IPR&D project at the date of the merger, estimating cash flows resulting from the future research and development, clinical trials and release of products employing these technologies, and discounting the net cash flows back to their present values.

     The weighted average stage of completion for all projects, in aggregate, was approximately 70% as of the merger date. As of that date, the estimated remaining costs to bring the projects under development to technological feasibility and through clinical trials and regulatory approval process were approximately $5,500. The cash flow estimates from sales of products incorporating those technologies commence in the year 2001, with revenues increasing for the first four years, followed by declines in subsequent periods as other new products are expected to be introduced and represent a larger proportion of the total product offering. The cash flows from revenues forecasted in each period are reduced by related expenses, capital expenditures, the cost of working capital, and an assigned contribution to the core technologies serving as a foundation for the research and development. The discount rates applied to the individual technology's net cash flows ranged from 20% to 35%, depending on the level of risk associated with a particular technology and the current return on investment requirements of the market. These discount rates reflect "risk premiums" of 18% to 105% over the estimated weighted average cost of capital of 17% computed for the Company.

     As discussed above, a portion of the former Radiance merger consideration premium was allocated to identifiable intangibles. The identifiable intangibles consist primarily of developed technology and employment contracts (i.e., covenants not to compete and the assembled workforce). The fair value of the developed technology at the dates of acquisition of a majority of and the remainder of the capital stock of the former Radiance was $187 and $3,079, respectively, and represent the acquired, aggregate fair value of individually identified technologies that were fully developed at the time. As with the IPR&D, the developed technology was valued using the future income approach, in context of the business enterprise value of the former Radiance. The employment contracts assigned values at the dates of acquisition of a majority of and the remainder of the capital stock of the former Radiance were approximately $72 and $1,229, respectively.

                         RADIANCE MEDICAL SYSTEMS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

     The following table reflects unaudited pro forma combined results of operations of the Company, Clinitec and the former Radiance on the basis that the acquisitions, or purchase of a controlling interest in the case of Radiance, had taken place at the beginning of 1997 for Clinitec and at the inception of the former Radiance in August 1997.

                                                         1997          1998
                                                      ----------    ----------
                                                            (UNAUDITED)
Revenues............................................  $    9,739    $   12,175
Net loss............................................  $  (11,748)   $  (10,878)
Net loss per common share...........................  $    (1.17)   $    (0.98)
Shares used in computation..........................  10,027,000    11,080,000

     Not reflected in the above unaudited pro forma results is the charge of $4,194 for acquired IPR&D. In addition to the aforementioned charge, the Company capitalized intangible assets of $3,079 and $1,229 for developed technology and employment contracts, respectively, as part of the cost for the remaining common stock of the former Radiance, as described more fully above.

     In management's opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisitions been consummated at the beginning of 1997 or 1998, respectively, or of future operations of the combined companies under the ownership and management of the Company.

     Sale of Vascular Access Assets

     In October 1998, the Company signed a letter of intent to sell substantially all of the properties and assets used exclusively in its Vascular Access product line to Escalon Medical Corporation and in January 1999 the sale was completed under a definitive Sale and Purchase Agreement ("Agreement"). Under the terms of the Agreement, the Company received an initial payment of $1,104 in January 1999. This payment represented a $1,000 consideration payment increased by the excess of the actual inventory transferred of $704 over the contractual estimate of $600.

     In October 1999, the Company received an additional $1,000 upon the completion of the transfer of technology. As it is also entitled to receive royalty payments upon the sale of products for a five-year period, the Company recognized the pro-rata minimum royalty due for 1999 of $283 and for the first six months of 2000 of $150 (unaudited). The Company will recognize such additional payments as income when it is probable they will be received. The Company continued to manufacture certain products on a "cost plus" basis for ten months following the Agreement date.

     The following table sets forth the Vascular Access operating profits for the periods indicated:

                                                             YEAR ENDED DECEMBER 31,
                                                            -------------------------
                                                             1997      1998     1999
                                                            ------    ------    -----
Revenues..................................................  $2,419    $2,664    $ 486
Operating costs and expenses:
  Cost of sales...........................................     937     1,342      407
  Research and development................................     392       480       23
  Marketing and sales.....................................     506       556       23
  General and administrative..............................     465       671      189
                                                            ------    ------    -----
Total operating costs and expenses........................   2,300     3,049      642
                                                            ------    ------    -----
Operating profit (loss)...................................  $  119    $ (385)   $(156)
                                                            ======    ======    =====

                         RADIANCE MEDICAL SYSTEMS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

3. DEFERRED REVENUE

     Deferred Distributor Fees

     In June 1999, the Company granted Cosmotec Co., Ltd. (Cosmotec) of Japan distribution rights to market its vascular radiation therapy products in Japan. Radiance received $1,000 as an up-front cash payment and will recognize the revenue ratably over the seven-year term of the distribution agreement. The Company recognized $71 and $41 (unaudited) of the aforementioned revenue during the year ended December 31, 1999 and the six months ended June 30, 2000, respectively. In addition, the Company has issued a $1,000 convertible debenture to Cosmotec. As a result of the valuation of the convertible debenture, the revenue to be recognized as a deferred distribution fee was reduced by $377 (unaudited) in June 2000. See Note 10.

     Deferred Gain on Sale of Assets

     In August 1999, the Company sold an option to purchase an investment held by the Company. Under the option agreement, the purchaser made a non-refundable cash payment to the Company of $1,232 for the option and has until December 2000 to exercise the option. The option premium is being recognized on a straight-line basis over the option term, resulting in a gain of $347 and $462 (unaudited) being recognized as other income for the year ended December 31, 1999 and the six months ended June 30, 2000, respectively. The remainder will be recognized in the last six months of the year ended December 31, 2000.

     Although the likelihood of exercise is uncertain, if the option is exercised, the Company will receive an additional payment of approximately $2,000 in 2000.

4. DISTRIBUTION AGREEMENT WITH CATHEX

     The Company entered into a distribution agreement, dated May 1, 1997, with Cathex, Ltd. ("Cathex Agreement"), whereby Cathex was appointed to serve as Radiance's exclusive distributor for certain of the Company's products in Japan. In exchange for this exclusive distributorship, Cathex shareholders agreed to purchase $200 in Radiance common stock or approximately 25,000 shares. Cathex also agreed to undertake all necessary clinical trails to obtain approval from Japanese regulator authorities for the sale of said products in Japan. Cathex's purchases under the Cathex Agreement are subject to certain minimum requirements. The initial term of the Cathex Agreement expires on January 1, 2001, and is subject to a five-year extension. The Cathex Agreement may also be terminated in the event of breach upon 90 days notice by the non-breaching party, subject to cure within the notice period.

5. LICENSE AGREEMENTS

     EndoSonics Corporation

     In 1995 and 1997, the Company entered into license agreements with EndoSonics pursuant to which the Company granted EndoSonics the non-exclusive, royalty-free right to certain technology for use in the development and sale of certain products. In exchange, Radiance received the non-exclusive, royalty-free right to utilize certain of EndoSonics' product regulatory filings to obtain regulatory approval of Radiance products. See Note 15.

     Guidant Corporation

     In June of 1998, the Company signed a technology license agreement with Guidant to grant Guidant the ability to manufacture and distribute stent delivery products using the Company's Focus technology. Under the agreement, the Company is entitled to receive certain milestone payments based upon the

                         RADIANCE MEDICAL SYSTEMS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

transfer of the technology to Guidant, and royalty payments based upon the sale of products using the Focus technology. An initial license payment of $2,000 was received by the Company upon the signing of the agreement. In October of 1998, the Company received another $1,000 license milestone payment upon the completion of the technology transfer to Guidant. The final two milestone payments, totaling $2,000, were received in the first half of 1999. Based upon the completion of certain initial technology transfer milestones, the Company recognized $2,750 and $2,250 in license revenue in 1998 and 1999, respectively. In 1999, the Company recorded the minimum royalty due under the agreement of $250. For the first six months of 2000, the Company recorded $3,520 (unaudited) in royalties under the agreement.

6. MARKETABLE SECURITIES AVAILABLE-FOR-SALE

     The Company's investments in debt securities are diversified among high credit quality securities in accordance with the Company's investment policy. The Company's investment portfolio is managed by a major financial institution.

     The following is a summary of investments in debt securities at December 31, 1998 and 1999.

                                         DECEMBER 31, 1998                           DECEMBER 31, 1999
                                ------------------------------------   ---------------------------------------------
                                          GROSS UNREALIZED    FAIR                  GROSS UNREALIZED
                                 COST      HOLDING GAINS      VALUE     COST     HOLDING GAINS (LOSSES)   FAIR VALUE
                                -------   ----------------   -------   -------   ----------------------   ----------
U.S. Treasury and other
  agencies debt securities....  $ 5,928         $ 33         $ 5,961   $ 9,193            $(9)             $ 9,184
Corporate debt securities.....   14,239          169          14,408    10,804             16               10,820
Foreign government debt
  securities..................    2,999            7           3,006        --             --                   --
                                -------         ----         -------   -------            ---              -------
                                $23,166         $209         $23,375   $19,997            $ 7              $20,004
                                =======         ====         =======   =======            ===              =======

     All debt securities mature within one year with the exception of debt securities with a cost and fair value totaling $3,507 and $3,514, respectively, and $2,988 and $2,971, respectively, at December 31, 1998 and 1999, respectively, which mature within two years.

7. INVENTORIES

     Inventories are stated at the lower of cost, determined on an average cost basis, or market value. Inventories consisted of the following:

                                                           DECEMBER 31,
                                                          --------------     JUNE 30,
                                                           1998     1999       2000
                                                          ------    ----    -----------
                                                                            (UNAUDITED)
Raw materials...........................................  $  630    $398      $  403
Work in process.........................................      87      94         220
Finished goods..........................................     906     330         437
                                                          ------    ----      ------
                                                          $1,623    $822      $1,060
                                                          ======    ====      ======

                         RADIANCE MEDICAL SYSTEMS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

8. INTANGIBLES

     Intangibles consisted of the following:

                                                           DECEMBER 31,
                                                          --------------     JUNE 30,
                                                          1998     1999        2000
                                                          ----    ------    -----------
                                                                            (UNAUDITED)
Developed technology....................................  $187    $3,266      $ 3,266
Employment contracts....................................    72     1,301        1,301
Product license.........................................   175        --           --
                                                          ----    ------      -------
                                                           434     4,567        4,567
Accumulated amortization................................   (47)     (900)      (1,330)
                                                          ----    ------      -------
Intangible assets, net..................................  $387    $3,667      $ 3,237
                                                          ====    ======      =======

9. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses consisted of the following:

                                                          DECEMBER 31,
                                                        ----------------     JUNE 30,
                                                         1998      1999        2000
                                                        ------    ------    -----------
                                                                            (UNAUDITED)
Accounts payable......................................  $1,281    $  769      $1,220
Accrued payroll and related expenses..................   1,287     1,016         693
Accrued clinical studies..............................     979       401         566
Accrued office closing costs..........................     225        --          --
Other accrued expenses................................     514       528         486
                                                        ------    ------      ------
                                                        $4,286    $2,714      $2,965
                                                        ======    ======      ======

10. CONVERTIBLE DEBENTURE (UNAUDITED)

     In June 1999, in conjunction with an agreement to grant Cosmotec distribution rights to market the Company's vascular radiation therapy products in Japan, a convertible debenture agreement was executed between the Company and Cosmotec whereby the Company was committed to sell Cosmotec a 5%, $1,000 face amount convertible debenture in June 2000. The borrowing under the agreement took place in June 2000 and will mature in June 2003. At any time prior to the repayment of the debt, Cosmotec may convert the debenture into shares of common stock of the Company at an initial conversion price of $7.00 per share. The conversion price may be adjusted due to equity transactions including, but not limited to, stock issuances, convertible security issuances, stock splits, dividends and warrant issuances.


     The Company recorded the convertible debenture at its fair value of $1,407, and the difference between the fair value and the cash proceeds received from this debenture has been recorded as a reduction in the deferred revenue associated with the distribution agreement. The excess of the debenture value over its maturity value of $1,000 is being amortized as to interest expense over the debenture's three-year term. During June 2000, $5 (unaudited) was amortized to interest expense. See Note 3. On September 13, 2000, Cosmotec converted the debenture into 142,857 shares of the Company's common stock. The net book value of the debenture on the conversion date was reclassified to stockholders' equity.

                         RADIANCE MEDICAL SYSTEMS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

11. COMMITMENTS AND CONTINGENCIES

     Operating Leases

     The Company leases its administrative, research and manufacturing facilities and certain equipment under long-term, noncancellable lease agreements that have been accounted for as operating leases. Certain of these leases include scheduled rent increases and renewal options as prescribed by the agreements.

     Future minimum payments by year under long-term, noncancellable operating leases were as follows as of December 31, 1999:

2000..................................................  $410
2001..................................................   109
                                                        ----
                                                        $519
                                                        ====

     Rental expense charged to operations for all operating leases during the years ended December 31, 1997, 1998 and 1999, was approximately $574, $639 and $558, respectively.

     Contract Manufacturing Agreement with Bebig GmbH

     In July 1999, the Company entered into a two year contract manufacturing agreement with Bebig GmbH ("Bebig") to activate the radioactive sources and complete final assembly of the RDX system in Europe. Pursuant to the agreement, which was amended in July 2000, Radiance paid $100 during 1999 and, in 2000, will pay approximately $1,247 (unaudited) of certain facility set up fees, and all material and third party costs associated with production validation. Radiance will also pay Bebig an agreed amount for each unit produced. For a nominal charge, the Company can renew the agreement for three successive, two-year terms. In conjunction with the contract manufacturing agreement, the Company entered into a three year sub-license agreement for certain radiation technology that it believed may be useful in the development of its radiation therapy products. There is a minimum annual license fee of $200, subject to offset by certain amounts paid under the aforementioned manufacturing agreement, beginning in July 2000 and royalty fees for any products sold worldwide that incorporate the licensed technology. The sub-license is subject to renewal, without cost, until the underlying patents' expiration dates. All costs associated with the contract manufacturing and license agreements with Bebig have been expensed.

     Other Contingencies

     The Company has evaluated its operations to determine if any risks and uncertainties exist that could severely impact its operations in the near term. There are many operating risks faced by the Company, including but not limited to the risks resulting from its limited capital, competitive position, technology development hurdles and medical reimbursement issues. In addition, certain manufacturing processes currently are performed by single vendors. While the Company believes that there are other vendors available to perform these processes, an interruption of performance by any of these vendors could have a material adverse effect on the Company's ability to manufacture its products until a new source of supply were qualified and, as a result, could have a material adverse effect on the Company's business, financial condition and results of operations.

                         RADIANCE MEDICAL SYSTEMS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

12. STOCKHOLDERS' EQUITY

     Treasury Stock

     In May 1997, the Board of Directors authorized the repurchase, at management's discretion, of up to 700,000 shares of the Company's common stock during the remainder of 1997 and 1998. In August 1998, the Board of Directors increased this authorization to repurchase from 700,000 shares to 1,000,000 shares. The authorization for the repurchase of the common stock was based upon the belief that the Company's stock was undervalued by the market at the time. A total of 686,000 shares has been repurchased through June 30, 2000.

     Stock Option Plan

     In May 1996, the Company adopted the 1996 Stock Option/Stock Issuance Plan (the "1996 Plan") which is the successor to the Company's 1995 Stock Option Plan. In September 1997, the Company adopted the 1997 Supplemental Stock Option Plan (the "1997 Plan"). Under the terms of the 1996 and 1997 Plans, eligible key employees, directors, and consultants can receive options to purchase shares of the Company's common stock at a price not less than 100% for incentive stock options and 85% for nonqualified stock options of the fair value on the date of grant, a determined by the Board of Directors. At June 30, 2000, the Company had authorized 3,450,000 and 90,000 shares of common stock for issuance under the 1996 and 1997 Plan, respectively. At June 30, 2000, the Company had 548,947 (unaudited) shares and 11,500 (unaudited) shares of common stock available for grant under the 1996 and 1997 Plan, respectively. The options granted under the Plans are exercisable over a maximum term of ten years from the date of grant and generally vest over a four-year period. Shares underlying the exercise of unvested options are subject to various restrictions as to resale and right of repurchase by the Company which lapses over the vesting period. The activity under both plans is summarized below:

                                                                                 NUMBER OF
                                                       OPTION PRICE PER SHARE     SHARES
                                                       ----------------------    ---------
Balance at December 31, 1996.........................     $1.00 to $13.25        1,144,525
Granted..............................................     $5.00 to $ 9.50        1,000,000
Exercised............................................     $1.00 to $ 2.50         (208,259)
Forfeited............................................     $1.00 to $13.25         (204,229)
Cancelled............................................              $ 6.87         (130,000)
                                                          ---------------        ---------
Balance at December 31, 1997.........................     $1.00 to $13.25        1,602,037
Granted..............................................     $3.25 to $ 6.44          665,100
Exercised............................................     $1.00 to $ 2.50         (138,965)
Forfeited............................................     $1.00 to $ 9.50         (614,794)
Cancelled............................................                  --               --
                                                          ---------------        ---------
Balance at December 31, 1998.........................     $1.00 to $12.00        1,513,378
Granted..............................................     $2.69 to $ 6.19          767,333
Granted as merger consideration......................              $ 0.11          317,776
Exercised............................................     $0.11 to $ 2.50         (358,722)
Forfeited............................................     $1.00 to $ 9.50         (213,918)
Cancelled............................................                  --               --
                                                          ---------------        ---------
Balance at December 31, 1999.........................     $0.11 to $12.00        2,025,847
Granted (unaudited)..................................     $6.59 to $ 7.00          212,000
Exercised (unaudited)................................     $0.11 to $ 9.50         (100,855)
Forfeited (unaudited)................................                  --               --
Cancelled (unaudited)................................     $3.00 to $ 9.50         (102,840)
                                                          ---------------        ---------
Balance at June 30, 2000 (unaudited).................     $0.11 to $12.00        2,034,152
                                                          ===============        =========

                         RADIANCE MEDICAL SYSTEMS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

     Under the Merger Agreement with the former Radiance, the options outstanding prior to the merger accelerated, vested and were, if unexercised, assumed by the Company and converted into options at the same exercise price. See Note 2.

     The Board of Directors approved repricing of the following options:

                                                                       ORIGINAL     NEW
                                                                        GRANT      GRANT
            DATE REPRICING APPROVED              OPTION GRANT DATE      PRICE      PRICE
            -----------------------              -----------------     --------    -----
April 21, 1997.................................  August 5, 1996         $13.25     $6.88
                                                 November 4, 1996        12.50      6.88
April 7, 1998..................................  January 13, 1997         9.50      4.94
                                                 September 19, 1997       7.31      4.94
December 14, 1998..............................  April 21, 1997           6.88      3.63
                                                 May 20, 1998             6.00      3.63
                                                 May 26, 1998             5.88      3.63
                                                 June 10, 1998            6.44      3.63

     As a result of the repricing, the vesting period on the aforementioned options started anew. The following table summarizes information regarding stock options outstanding at December 31, 1999:

   RANGE OF                             WEIGHTED-AVERAGE
   EXERCISE       OPTIONS OUTSTANDING      REMAINING       WEIGHTED-AVERAGE   OPTIONS EXERCISABLE   WEIGHTED-AVERAGE
    PRICES            AT 12/31/99       CONTRACTUAL LIFE    EXERCISE PRICE        AT 12/31/99        EXERCISE PRICE
   --------       -------------------   ----------------   ----------------   -------------------   ----------------
$0.11                    104,371              9.0               $0.11               104,371              $0.11
 1.00 -  2.50..          228,793              5.6                1.34               228,356               1.34
 2.69 -  6.19..        1,625,683              8.9                4.30               344,915               4.59
 6.88 - 12.00..           67,000              7.2                9.00                47,063               9.04
                       ---------              ---               -----               -------              -----
 0.11 - 12.00..        2,025,847              8.5               $3.90               724,705              $3.21
                       =========              ===               =====               =======              =====

     The weighted-average grant-date fair value of options granted during 1997, 1998 and 1999, for options where the exercise price on the date of grant was equal to the stock price on that date, was $4.50, $2.99 and $4.18, respectively. The weighted-average grant-date fair value of options granted during 1997, 1998 and 1999, for options where the exercise price on the date of grant was less than the stock price on that date, was $0, $0, and $0, respectively, excluding the former Radiance merger consideration. Under the merger agreement with the former Radiance, 317,776 options were granted at a weighted-average grant-date fair value of $3.94 per share and an exercise price of $0.11 per share.

     During the years ended December 31, 1997, 1998 and 1999, $437, $159 and $359, respectively, of deferred compensation was recorded to recognize compensation for non-employee option grants. Deferred compensation is being amortized over the vesting period of the related options. $179, $176 and $244 of deferred compensation was amortized in the years ended December 31, 1997, 1998 and 1999, respectively. No compensation expense was recorded in the financial statements for stock options issued to employees for 1997, 1998, and 1999 because the options were granted with an exercise price equal to the market price of the Company's common stock on the date of grant.

     Stock Purchase Plan

     Under the terms of the Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan"), eligible employees can purchase common stock through payroll deductions at a price equal to the lower of 85% of the fair market value of the Company's common stock at the beginning or end of the applicable offering period. A total of 200,000 shares of common stock are reserved for issuance under the Purchase

                         RADIANCE MEDICAL SYSTEMS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

Plan. During 1999, a total of approximately 59,000 shares of common stock were purchased at an average price of $2.83 per share.

13. INCOME TAXES

     Significant components of the Company's deferred tax assets and (liabilities) are as follows at December 31:

                                                           1998        1999
                                                         --------    --------
Net operating loss carryforward........................  $  6,072    $  8,962
Effect of state income taxes...........................        --      (1,022)
Accrued expenses.......................................       572         333
Tax credits............................................       953       1,730
Bad debt reserve.......................................       236          64
Depreciation...........................................       (85)       (114)
Amortization...........................................        71      (1,782)
Inventory write-downs..................................       749         266
Capitalized research and development...................       963       2,313
Deferred revenue.......................................       100         777
Deferred compensation amortization.....................       215         327
Other..................................................       249           3
                                                         --------    --------
Deferred tax assets....................................    10,095      11,857
Valuation allowance....................................   (10,095)    (11,857)
                                                         --------    --------
Net deferred tax assets................................  $     --    $     --
                                                         ========    ========

The valuation allowance increased by $3,486 and $1,762 in 1998 and 1999, respectively.

     The Company's effective tax rate differs from the statutory rate of 35% due to federal and state losses which were recorded without tax benefit.

     At December 31, 1999, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $26,000 and $3,100, respectively, which expire in the years 2002 through 2019. In addition, the Company has research and development and other tax credits for federal and state income tax purposes of approximately $912, and $818, respectively, which expire in the years 2011 through 2014.

     Because of the "change of ownership" provision of the Tax Reform Act of 1986, utilization of the Company's net operating loss and research credit carryforwards may be subject to an annual limitation against taxable income in future periods. As a result of the annual limitation, a portion of these carryforwards may expire before ultimately becoming available to reduce future income tax liabilities.

     The results of operations for the years ended December 31, 1997, 1998 and 1999 includes the net losses of the Company's wholly-owned German subsidiary of $1,115, $1,029 and $177, respectively.

14. EMPLOYEE BENEFIT PLAN

     The Company provides a 401(k) Plan for all employees 21 years of age or older with over 3 months of service. Under the 401(k) Plan, eligible employees voluntarily contribute to the Plan up to 15% of their salary through payroll deductions. Employer contributions may be made by the Company at its discretion based upon matching employee contributions, within limits, and profit sharing provided for in the Plan. No employer contributions were made in 1997, 1998 or 1999.

                         RADIANCE MEDICAL SYSTEMS, INC.

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

15. LEGAL MATTERS

     On September 15, 1999, EndoSonics Corporation (see Note 5) filed a complaint for declaratory relief in the Superior Court in Orange County, California, relating to a License Agreement dated May 16, 1997, between EndoSonics and the Company. Under that License Agreement, EndoSonics was granted certain royalty-free rights to the Company's Focus technology for use on catheters with EndoSonics' ultrasound transducers. EndoSonics is seeking a declaratory judgment that the License Agreement entitles EndoSonics to also place a stent on such catheters. The Company believes that EndoSonics is authorized only to use the Focus technology with the EndoSonics ultrasound transducer and not also with a stent.

     The Company has filed an answer and discovery is continuing. Although the outcome of the matter cannot be predicted with any certainty, the Company believes that this matter will not have a material adverse effect on its financial position, operating results, or cash flows. However, if Endosonics prevails in their suit, the Company may have to pay damages and/or renegotiate its license agreement with Guidant. See Note 5.

     Radiance is a party to ordinary disputes arising in the normal course of business. Management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company's consolidated financial position.

            DESCRIPTION OF PHOTOS ON INSIDE BACK COVER OF PROSPECTUS

Title: "The Importance of Accurate Dose Delivery." The title is centered at the top of the page and is in large and small capitals. The text appears in black lettering against a background picture depicting a cardiologist performing an angioplasty procedure using the RDX(TM) system in a catheterization lab.

Below the title, in the center of the page is a slugline separated from the left and right edges of the page by approximately one inch of space.

Below the slugline appears text: "The RDX(TM) system places our radiation source directly against, or apposed to, the arterial wall ensuring that a consistent dose of radiation is delivered evenly to the target tissue, regardless of artery size."

Below the text, in the center of the page is a slugline separated from the left and right edges of the page by approximately one inch of space.

Below the second slugline is centered text: "Non-Centered."

Below the text is a centered picture, approximately 1.5 inches tall and wide, of an artery appearing in blue with a small silver circle inside the artery.

Centered beneath the picture, in smaller font, is descriptive italicized text:
"This artery cross section shows that it is difficult or impossible for a linear device such as a radioactive wire, ribbon or seed-train (depicted in silver), to deliver a uniform dose of radiation (depicted in yellow) to the vessel wall. Studies have shown that delivery of radiation less than the prescribed dose can increase rather than decrease cell proliferation, while delivery of radiation greater than the prescribed dose may damage the arterial wall."

Below the italicized text is centered text: "Centered."

Centered beneath the picture, in smaller font, is descriptive italicized text:
"Our patented RDX(TM) system encapsulates the radioactive source (depicted in blue) within the membrane of the balloon catheter. When inflated, the radioactive source is fully apposed to the arterial wall for precise and uniform delivery of the prescribed dose of radiation (depicted in yellow)."

Along the right one and one-half inches of the page is a series of three pictures depicting what happens over time in a blocked human artery when the RDX(TM) system is utilized. The top picture appears in the top right corner and the latest picture in the sequence appears last.

Above the top picture is text centered over the picture: "Pre-Procedure." Centered beneath the picture is descriptive italicized text: "Prior to the interventional procedure, this patient angiogram shows a near total blockage of the coronary artery."

Above the middle picture is text centered over the picture: "Post-Procedure." Beneath the picture is descriptive italicized text: "Immediately after PTCA and subsequent radiation delivery with the RDX system there is no indication of blockage within the treated segment of the artery."

Above the bottom picture is text centered over the picture: "Six Month Follow-up." Centered beneath the picture is descriptive italicized text:
"Six-month angiographic follow-up shows a completely open coronary artery."

In the bottom left corner of the page is bold text in the same font that appears on the remainder of the page and states "The RDX(TM) system is an investigational device and is limited by U.S. federal law to investigational use."

--------------------------------------------------------------------------------

                     [RADIANCE MEDICAL SYSTEMS, INC. LOGO]

                          PRUDENTIAL VECTOR HEALTHCARE
                        A UNIT OF PRUDENTIAL SECURITIES

                             GRUNTAL & CO., L.L.C.

--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered hereunder. We have entered into an agreement with the selling stockholder pursuant to which the selling stockholder agreed to pay half of our expenses shown below, except for the SEC registration fee which will be allocated according to the proportionate number of shares of stock registered by us and the selling stockholder hereunder. All of the amounts shown are estimates except for the SEC registration fee, the Nasdaq National Market application fee and the NASD filing fee.

SEC registration fee........................................  $ 11,169
NASD filing fee.............................................     4,731
Nasdaq application fee......................................    15,000
Printing expenses...........................................    90,000
Legal fees and expenses.....................................   250,000
Accounting fees and expenses................................   190,000
Blue sky fees and expenses..................................    15,000
Transfer agent fees.........................................     5,000
Miscellaneous...............................................    44,100
                                                              --------
          Total.............................................  $625,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     (a) As permitted by Delaware law, our amended and restated certificate of incorporation eliminates the liability of directors to us or our stockholders for monetary damages for breach of fiduciary duty as directors, except to the extent otherwise required by Delaware law.

     (b) Our amended and restated certificate of incorporation provides that we will indemnify each person who was or is made a party to any proceeding by reason of the fact that such person is or was a director or officer of the company against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith to the fullest extent authorized by Delaware law. Our bylaws provide for a similar indemnity to our directors and officers to the fullest extent authorized by Delaware law.

     (c) We maintain liability insurance upon our officers and directors.

     (d) Our amended and restated certificate of incorporation also gives us the ability to enter into indemnification agreements with each of our directors and officers. We have entered into indemnification agreements with certain of our directors and officers, which provide for the indemnification of our directors or officers against any and all expenses, judgments, fines, penalties and amounts paid in settlement, to the fullest extent permitted by law.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS

  EXHIBIT
  NUMBER                               DESCRIPTION
-----------                            -----------
 1.1(19)       Form of Underwriting Agreement between the Registrant,
               EndoSonics Corporation, Prudential Securities Incorporated
               and Gruntal & Co., L.L.C.
 2.4(12)       Agreement and Plan of Merger dated November 3, 1998 by and between CardioVascular Dynamics, Inc. and Radiance Medical
               Systems, Inc.
 2.5(13)       Assets Sale and Purchase Agreement dated January 21, 1999 by and between the Company and Escalon Medical Corp.
 3.1(10)       Amended and Restated Certificate of Incorporation
 3.2(2)        Amended and Restated Bylaws

  EXHIBIT
  NUMBER                               DESCRIPTION
-----------                            -----------
 4.1(1)        Specimen Certificate of Common Stock
 4.2++         Form of $1,000,000 5% Convertible Debenture issued by the
               Company to Cosmotec Co., Ltd. on June 15, 2000
 5.1(20)       Opinion of Stradling Yocca Carlson & Rauth, a professional corporation
10.1(3)        Form of Indemnification Agreement entered into between the
               Registrant and its directors and officers
10.2(3)        The Registrant's 1996 Stock Option Plan and forms of
               agreements thereunder
10.3(3)        The Registrant's Employee Stock Purchase Plan and forms of agreement thereunder
10.7(3)*       Stock Purchase and Technology License Agreement dated
               September 10, 1994, as amended on September 29, 1995, by and among EndoSonics, the Company and SCIMED Life Systems, Inc.
10.15(3)       Industrial Lease dated February 23, 1995 by and between the
               Irvine Company and the Company
10.20(6)       License Agreement dated May 16, 1997, by and between the
               Company and EndoSonics
10.21(6)       Registration Rights Agreement dated as of January 26, 1997 by and between the Company and EndoSonics
10.22(7)       Supplemental Stock Option Plan
10.23(8)       Stock Repurchase Agreement dated as of February 10, 1998 by and between EndoSonics and the Company
10.24(9)*      License Agreement by and between the Company and Guidant
               dated June 19, 1998
10.25(14)      1996 Stock Option/Stock Issuance Plan (as Amended and
               Restated as of April 8, 1997, March 12, 1998 and November 3,
               1998)
10.26(15)      1997 Stock Option Plan (As Amended as of June 15, 1998)
               assumed by Registrant pursuant to its acquisition of
               Radiance Medical Systems, Inc. on January 14, 1999
10.27+         Amendment to Employment Agreement dated as of February 1,
               1999 between the Company and Michael R. Henson and form of
               Employment Agreement entered into on January 14, 1999
               between the Company and Michael R. Henson
10.27.1(16)    Second Amendment to Employment Agreement dated December 10,
               1999 between the Company and Michael R. Henson and form of
               Employment Agreement entered into on January 14, 1999
               between the Company and Michael R. Henson
10.28+         Employment Agreement entered into as of February 1, 1999 by and between the Company and Stephen R. Kroll
10.28.1(16)    Amendment to Employment Agreement dated December 10, 1999 by and between the Company and Stephen R. Kroll
10.29+         Form of Employment Agreement by and between the Company and
               Jeffrey Thiel
10.29.1(16)    Amendment to Employment Agreement dated December 10, 1999 by and between the Company and Jeffrey Thiel
10.31++        Joint Venture Agreement dated June 15, 1999 between the
               Company and Globe Co., Ltd. The following exhibits to the
               Joint Venture Agreement have not been filed: Supply
               Agreement dated June 15, 1999 between the Company and
               Radiatec, Inc.; and, International Distributor Agreement
               dated June 15, 1999 between Radiatec, Inc., Globe Co., Ltd.,
               Cosmotec Co., Ltd. and the Company. The Registrant agrees to furnish supplementally a copy of such omitted exhibits to
               the Commission upon request
10.32(16)      Form of Employment Agreement dated October 7, 1999 by and
               between the Company and Edward Smith
10.33(16)      Form of Employment Agreement dated January 14, 1999 by and between the Company and Brett Trauthen
10.33.1(16)    Amendment to Employment Agreement dated December 10, 1999 by and between the Company and Brett Trauthen
10.34(16)*     Facility Set-up and Contract Manufacturing Agreement dated
               July 28, 1999 between the Company and Bebig GmbH
10.34.1(18)    Amendment to the Facility Set-Up and Contract Manufacturing
               Agreement and the License Agreement dated July 17, 2000
               between the Company and Bebig GmbH

  EXHIBIT
  NUMBER                               DESCRIPTION
-----------                            -----------
10.35(16)*     License Agreement dated July 28, 1999 between the Company
               and Bebig GmbH
10.36(21)      Form of Employment Agreement dated August 21, 2000 by and
               between the Company and Joseph A. Bishop
23.1           Consent of PricewaterhouseCoopers LLP, Independent
               Accountants
23.2           Consent of Ernst & Young LLP, Independent Auditors
24.1+          Power of Attorney
27(17)         Financial Data Schedule


---------------
  * Portions of this exhibit are omitted and were filed separately with the Securities and Exchange Commission pursuant to the Company's application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

  + Previously filed as an exhibit to the Company's Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1999.

 ++ Previously filed as an exhibit to the Company's Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 1999.

 (1) Previously filed as an exhibit to Amendment No. 2 to the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 10, 1996.

 (2) Previously filed as Exhibit 3.4 to the Company's Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 1998.

 (3) Previously filed as an exhibit to the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 3, 1996.

 (6) Previously filed as an exhibit to the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 19, 1997.

 (7) Previously filed as an exhibit to the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 12, 1997.

 (8) Previously filed as Exhibit 10 to the Company's Report on Form 10-Q filed with the Securities and Exchange Commission as of May 14, 1998.

 (9) Previously filed as Exhibit 10.24 to the Company's Report on Form 10-Q filed with the Securities and Exchange Commission as of August 11, 1998.

(10) Previously filed as Exhibit 3.5 to the Company's Report on Form 8-K filed with the Securities and Exchange Commission as of January 22, 1999.

(12) Previously filed as Exhibit 2.4 to the Company's Report on Form 8-K filed with the Securities and Exchange Commission as of November 12, 1998.

(13) Previously filed as Exhibit 2 to the Company's Report on Form 8-K filed with the Securities and Exchange Commission as of February 5, 1999.

(14) Previously filed as Annex III to the Company's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 18, 1998.

(15) Previously filed as Exhibit 99.2 to the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on February 17, 1999.

(16) Previously filed as an exhibit to the Company's report on Form 10-K with the Securities and Exchange Commission on April 14, 2000.

(17) Previously filed as an exhibit to the Company's report on Form 10-Q with the Securities and Exchange Commission on August 11, 2000.

(18) Previously filed as Exhibit 10.35 to the Company's Registration Statement on Form S-2 filed with the Securities and Exchange Commission on August 24, 2000.

(19) Previously filed as Exhibit 1.1 to the Company's Registration Statement on Form S-2 filed with the Securities and Exchange Commission on August 24, 2000.


(20) Previously filed as Exhibit 5.1 to Amendment No. 1 to the Company's Registration Statement on Form S-2 filed with the Securities and Exchange Commission on September 11, 2000.



(21) Previously filed as Exhibit 10.36 to Amendment No. 1 to the Company's Registration Statement on Form S-2 filed with the Securities and Exchange Commission on September 11, 2000.

     (b) FINANCIAL STATEMENT SCHEDULE

                         RADIANCE MEDICAL SYSTEMS, INC.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                 YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997
                                 (IN THOUSANDS)

                                                             COLUMN C
              COLUMN A                  COLUMN B            ADDITIONS             COLUMN D     COLUMN E
-------------------------------------  ----------    ------------------------    ----------    ---------
                                       BALANCE AT    CHARGES TO    CHARGED TO                   BALANCE
                                       BEGINNING     COSTS AND       OTHER                     AT END OF
             DESCRIPTION               OF PERIOD      EXPENSES      ACCOUNTS     DEDUCTIONS     PERIOD
             -----------               ----------    ----------    ----------    ----------    ---------
Year ended December 31, 1999
  Allowance for doubtful accounts....    $  583        $ (168)         $--        $  (265)      $  150
  Reserve for excess and obsolete
     inventories.....................     1,856            --          --          (1,234)         622
Year ended December 31, 1998
  Allowance for doubtful accounts....    $  500        $  295          $--        $  (212)      $  583
  Accrued warranty expenses..........        --            --                          --           --
  Reserve for excess and obsolete
     inventories.....................     1,100         1,274          --            (518)       1,856
Year ended December 31, 1997
  Allowance for doubtful accounts....    $  377        $  450          $--        $  (327)      $  500
  Accrued warranty expenses..........        29            --          --             (29)          --
  Reserve for excess and obsolete
     inventories.....................       145           955          --              --        1,100

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE

To the Board of Directors
Radiance Medical Systems, Inc.

     Our audit of the consolidated financial statements referred to in our report dated January 31, 2000 appearing in this Registration Statement on Form S-2 of Radiance Medical Systems, Inc. also included an audit of the financial statement schedule listed in Item 16(b) of such Registration Statement on Form S-2. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

                                          PRICEWATERHOUSECOOPERS LLP

Costa Mesa, California
January 31, 2000

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Radiance Medical Systems, Inc.

     We have audited the consolidated financial statements of Radiance Medical Systems, Inc. as of December 31, 1998 and for each of the two years in the period ended December 31, 1998, and have issued our report thereon dated February 18, 1999, except for the fifth paragraph of Note 1, as to which the date is April 14, 2000 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule for such periods listed in
Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          ERNST & YOUNG LLP

Orange County, California
February 18, 1999, except for the
fifth paragraph of Note 1, as to
which the date is April 14, 2000

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

          (1) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused Amendment No. 2 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on October 2, 2000.


                                          RADIANCE MEDICAL SYSTEMS, INC.

                                          By:     /s/ MICHAEL R. HENSON
                                            ------------------------------------
                                                     Michael R. Henson
                                               President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     We, the undersigned directors and officers of Radiance Medical Systems, Inc. do hereby constitute and appoint Michael Henson and Stephen R. Kroll or either of them, our true and lawful attorneys-in-fact and agents, each with full power to sign for us or any of us in our names and in any and all capacities, any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents required in connection therewith, and each of them with full power to do any and all acts and things in our names and in any and all capacities, which such attorneys-in-fact and agents, or either of them, may deem necessary or advisable to enable Radiance Medical Systems, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement; and we hereby do ratify and confirm all that the such attorneys-in-fact and agents, or either of them, shall do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, Amendment No. 2 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                    TITLE                        DATE
                  ---------                                    -----                        ----
            /s/ MICHAEL R. HENSON               Chief Executive Officer (Principal     October 2, 2000
---------------------------------------------         Executive and Chairman)
              Michael R. Henson

            /s/ STEPHEN R. KROLL                    Vice President, Finance and        October 2, 2000
---------------------------------------------     Administration, Chief Financial
              Stephen R. Kroll                   Officer and Secretary (Principal
                                                 Financial and Accounting Officer)

                      *                                      Director                  October 2, 2000
---------------------------------------------
              Franklin D. Brown

                      *                                      Director                  October 2, 2000
---------------------------------------------
              William G. Davis

                      *                                      Director                  October 2, 2000
---------------------------------------------
             Gerard von Hoffmann

                      *                                      Director                  October 2, 2000
---------------------------------------------
              Edward M. Leonard

                      *                                      Director                  October 2, 2000
---------------------------------------------
            Jeffrey F. O'Donnell

                      *                                      Director                  October 2, 2000
---------------------------------------------
          Maurice Buchbinder, M.D.

         *By: /s/ MICHAEL R. HENSON
   ---------------------------------------
              Michael R. Henson
              Attorney-in-Fact

                                 EXHIBIT INDEX


  EXHIBIT
  NUMBER                               DESCRIPTION
-----------                            -----------
 1.1(19)       Form of Underwriting Agreement between the Registrant,
               EndoSonics Corporation, Prudential Securities Incorporated
               and Gruntal & Co., L.L.C.
 2.4(12)       Agreement and Plan of Merger dated November 3, 1998 by and between CardioVascular Dynamics, Inc. and Radiance Medical
               Systems, Inc.
 2.5(13)       Assets Sale and Purchase Agreement dated January 21, 1999 by and between the Company and Escalon Medical Corp.
 3.1(10)       Amended and Restated Certificate of Incorporation
 3.2(2)        Amended and Restated Bylaws
 4.1(1)        Specimen Certificate of Common Stock
 4.2++         Form of $1,000,000 5% Convertible Debenture issued by the
               Company to Cosmotec Co., Ltd. on June 15, 2000
 5.1(20)       Opinion of Stradling Yocca Carlson & Rauth, a professional corporation
10.1(3)        Form of Indemnification Agreement entered into between the
               Registrant and its directors and officers
10.2(3)        The Registrant's 1996 Stock Option Plan and forms of
               agreements thereunder
10.3(3)        The Registrant's Employee Stock Purchase Plan and forms of agreement thereunder
10.7(3)*       Stock Purchase and Technology License Agreement dated
               September 10, 1994, as amended on September 29, 1995, by and among EndoSonics, the Company and SCIMED Life Systems, Inc.
10.15(3)       Industrial Lease dated February 23, 1995 by and between the
               Irvine Company and the Company
10.20(6)       License Agreement dated May 16, 1997, by and between the
               Company and EndoSonics
10.21(6)       Registration Rights Agreement dated as of January 26, 1997 by and between the Company and EndoSonics
10.22(7)       Supplemental Stock Option Plan
10.23(8)       Stock Repurchase Agreement dated as of February 10, 1998 by and between EndoSonics and the Company
10.24(9)*      License Agreement by and between the Company and Guidant
               dated June 19, 1998
10.25(14)      1996 Stock Option/Stock Issuance Plan (as Amended and
               Restated as of April 8, 1997, March 12, 1998 and November 3,
               1998)
10.26(15)      1997 Stock Option Plan (As Amended as of June 15, 1998)
               assumed by Registrant pursuant to its acquisition of
               Radiance Medical Systems, Inc. on January 14, 1999
10.27+         Amendment to Employment Agreement dated as of February 1,
               1999 between the Company and Michael R. Henson and form of
               Employment Agreement entered into on January 14, 1999
               between the Company and Michael R. Henson
10.27.1(16)    Second Amendment to Employment Agreement dated December 10,
               1999 between the Company and Michael R. Henson and form of
               Employment Agreement entered into on January 14, 1999
               between the Company and Michael R. Henson
10.28+         Employment Agreement entered into as of February 1, 1999 by and between the Company and Stephen R. Kroll
10.28.1(16)    Amendment to Employment Agreement dated December 10, 1999 by and between the Company and Stephen R. Kroll
10.29+         Form of Employment Agreement by and between the Company and
               Jeffrey Thiel
10.29.1(16)    Amendment to Employment Agreement dated December 10, 1999 by and between the Company and Jeffrey Thiel
10.31++        Joint Venture Agreement dated June 15, 1999 between the
               Company and Globe Co., Ltd. The following exhibits to the
               Joint Venture Agreement have not been filed: Supply
               Agreement dated June 15, 1999 between the Company and
               Radiatec, Inc.; and, International Distributor Agreement
               dated June 15, 1999 between Radiatec, Inc., Globe Co., Ltd.,
               Cosmotec Co., Ltd. and the Company. The Registrant agrees to furnish supplementally a copy of such omitted exhibits to
               the Commission upon request

  EXHIBIT
  NUMBER                               DESCRIPTION
-----------                            -----------
10.32(16)      Form of Employment Agreement dated October 7, 1999 by and
               between the Company and Edward Smith
10.33(16)      Form of Employment Agreement dated January 14, 1999 by and between the Company and Brett Trauthen
10.33.1(16)    Amendment to Employment Agreement dated December 10, 1999 by and between the Company and Brett Trauthen
10.34(16)*     Facility Set-up and Contract Manufacturing Agreement dated
               July 28, 1999 between the Company and Bebig GmbH
10.34.1(18)    Amendment to the Facility Set-Up and Contract Manufacturing
               Agreement and the License Agreement dated July 17, 2000
               between the Company and Bebig GmbH
10.35(16)*     License Agreement dated July 28, 1999 between the Company
               and Bebig GmbH
10.36(21)      Form of Employment Agreement dated August 21, 2000 by and
               between the Company and Joseph A. Bishop
23.1           Consent of PricewaterhouseCoopers LLP, Independent
               Accountants
23.2           Consent of Ernst & Young LLP, Independent Auditors
24.1+          Power of Attorney
27(17)         Financial Data Schedule


---------------
  * Portions of this exhibit are omitted and were filed separately with the Securities and Exchange Commission pursuant to the Company's application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

  + Previously filed as an exhibit to the Company's Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1999.

 ++ Previously filed as an exhibit to the Company's Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 1999.

 (1) Previously filed as an exhibit to Amendment No. 2 to the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 10, 1996.

 (2) Previously filed as Exhibit 3.4 to the Company's Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 1998.

 (3) Previously filed as an exhibit to the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 3, 1996.

 (6) Previously filed as an exhibit to the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 19, 1997.

 (7) Previously filed as an exhibit to the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 12, 1997.

 (8) Previously filed as Exhibit 10 to the Company's Report on Form 10-Q filed with the Securities and Exchange Commission as of May 14, 1998.

 (9) Previously filed as Exhibit 10.24 to the Company's Report on Form 10-Q filed with the Securities and Exchange Commission as of August 11, 1998.

(10) Previously filed as Exhibit 3.5 to the Company's Report on Form 8-K filed with the Securities and Exchange Commission as of January 22, 1999.

(12) Previously filed as Exhibit 2.4 to the Company's Report on Form 8-K filed with the Securities and Exchange Commission as of November 12, 1998.

(13) Previously filed as Exhibit 2 to the Company's Report on Form 8-K filed with the Securities and Exchange Commission as of February 5, 1999.

(14) Previously filed as Annex III to the Company's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 18, 1998.

(15) Previously filed as Exhibit 99.2 to the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on February 17, 1999.

(16) Previously filed as an exhibit to the Company's report on Form 10-K with the Securities and Exchange Commission on April 14, 2000.

(17) Previously filed as an exhibit to the Company's report on Form 10-Q with the Securities and Exchange Commission on August 11, 2000.

(18) Previously filed as Exhibit 10.35 to the Company's Registration Statement on Form S-2 filed with the Securities and Exchange Commission on August 24, 2000.

(19) Previously filed as Exhibit 1.1 to the Company's Registration Statement on Form S-2 filed with the Securities and Exchange Commission on August 24, 2000.


(20) Previously filed as Exhibit 5.1 to Amendment No. 1 to the Company's Registration Statement on Form S-2 filed with the Securities and Exchange Commission on September 11, 2000.



(21) Previously filed as Exhibit 10.36 to Amendment No. 1 to the Company's Registration Statement on Form S-2 filed with the Securities and Exchange Commission on September 11, 2000.